Exhibit 99.1

TD Bank Group Reports Second Quarter 2020 Results Report to Shareholders • Three and Six months ended April 30, 2020

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $0.80, compared with $1.70.
•	Adjusted diluted earnings per share were $0.85, compared with $1.75.
•	Reported net income was $1,515 million, compared with $3,172 million.
•	Adjusted net income was $1,599 million, compared with $3,266 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2020, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.42, compared with $2.97.
•	Adjusted diluted earnings per share were $2.51, compared with $3.32.
•	Reported net income was $4,504 million, compared with $5,582 million.
•	Adjusted net income was $4,671 million, compared with $6,219 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $68 million ($59 million after-tax or 3 cents per share), compared with $78 million ($66 million after-tax or 3 cents per share) in the second quarter last year.
•

Charges associated with the acquisition of Greystone of $26 million ($25 million after-tax or 2 cents per share), compared with $30 million ($28 million after-tax or 2 cents per share) in the second quarter last year.

TORONTO, May 28, 2020 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2020. Reported earnings were $1.5 billion, down 52% compared with the same quarter last year, and adjusted earnings were $1.6 billion, down 51%.

“COVID-19 has impacted the health and financial well-being of our customers and colleagues in very personal and unprecedented ways. Our thoughts are with those most deeply affected, and our focus is on helping them overcome the significant challenges they are facing,” said Bharat Masrani, Group President and CEO, TD Bank Group. “For more than 165 years, we have built our Bank with purpose and dedication, with a focus on enriching the lives of our customers, colleagues and communities. That purpose guides us as we take the steps needed to support and protect the economy and those we serve.”

“The last two months have shown the resilience and character of the Bank. Strengthened by the investments we have made over several years in our people, processes and technology, more than 90,000 TD bankers moved with speed and purpose to shift how we operate and adapt to ever-changing conditions, while dealing with significant disruptions and challenges in their personal lives. I want to thank each one of our colleagues for their dedication and deep commitment to our customers and the Bank,” added Masrani.

“TD entered this operating environment from a position of strength, with a high quality balance sheet and strong liquidity and capital positions. Across our diversified business, and in every geography in which we operate, TD continues to support the banking needs of our 26 million customers. The Bank will continue to help our customers, colleagues and communities as we work to recover from the current crisis and work with governments, regulators and other stakeholders to rebuild our economies,” said Masrani.

Canadian Retail

Canadian Retail reported net income was $1,172 million, down 37% from the second quarter last year. Adjusted net income was $1,197 million, a decrease of 36% compared with the same quarter in 2019. The decrease primarily reflects higher provisions for credit losses (PCL). Revenue rose 1% on higher loan and deposit volumes and increased activity in our wealth and insurance businesses, partially offset by margin pressure from lower interest rates. PCL increased $873 million compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook.

Canadian Retail rapidly responded to the current crisis through multiple initiatives. By building new mobile and online tools, and leveraging TD’s strong omni channel capabilities and existing programs like TD Helps, Canadian Retail helped customers access financial relief quickly and conveniently with over 500,000 loan concessions, insurance premium reductions and deferrals, and loans facilitated under the CEBA program. It also introduced enhanced self-serve capabilities, including online and over-the-phone mortgage renewals, which contributed to strong RESL originations in the quarter. Direct Investing saw the highest number of account openings and a significant increase in trading volumes as customers leveraged new and enhanced learning tools and resources to help guide their investment decisions in a volatile market from the comfort of their homes. TD Insurance grew premiums through traditional channels and through fully digital sales capabilities available with the new General Insurance Platform launched in the second quarter.

U.S. Retail

U.S. Retail net income was $336 million (US$261 million), a decrease of 73% (72% in U.S. dollars), compared with the same quarter last year. TD Ameritrade contributed $234 million (US$174 million) in earnings to the segment, a decrease of 9% (11% in U.S. dollars) compared to the same quarter last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 1

The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, contributed $102 million (US$87 million) in earnings, down 90% (88% in U.S dollars) from the same quarter last year. The decrease reflects higher PCL, lower revenue and higher expenses. Revenue declined in the quarter, as margin pressure and lower customer activity more than offset growth in loans and deposits. PCL increased $911 million (US$644 million) compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook.

The U.S. Retail Bank responded quickly to the COVID-19 crisis and continued to transform how it serves customers. It rapidly built an end-to-end digital application to enable small business customers to access federal funding through the U.S. CARES Act Small Business Association Paycheck Protection Program under which it funded approximately 75,000 loans (approximately 28,000 as at quarter-end). The U.S. Retail Bank also expanded its TD Cares program, designed to offer customers immediate relief, including fee refunds and payment extensions. The U.S. Retail Bank continued to support customers with access to needed credit and liquidity during this difficult environment by providing them with more loans, with ending balances up 12% compared with the same quarter last year. In addition, the U.S. Retail Bank leveraged drive-thru ATMs at more than 80% of its stores and created a Virtual Queue to support physical distancing requirements. It also deployed AI capabilities to automate and accelerate the delivery of auto loan, mortgage, and home equity loan payment deferral programs for customers.

Wholesale

Wholesale Banking reported net income of $209 million this quarter, a decrease of 5%, compared to the same quarter last year, reflecting higher PCL, partially offset by higher revenue. Revenue for the quarter was $1,261 million, an increase of 42% compared with the second quarter last year, reflecting higher trading-related revenue and debt underwriting fees. PCL increased $379 million compared with the second quarter last year, reflecting higher provisions for performing loans due to changes in the economic outlook. The Wholesale Bank supported its corporate, institutional and government clients during unprecedented market volatility by providing market liquidity, access to credit and trusted advice.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.0%.

Conclusion

“One of the great hallmarks of TD is our ability to adapt and we will continue to do so in the months ahead,” concluded Masrani. “With the strength of our business model, our purpose-driven culture and our focus on the future, I am confident we will weather the storm, be there for our customers and emerge stronger from this crisis.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the second quarter 2020 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the second quarter 2020 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2019 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2020	SFI Second Quarter 2020	SRD Second Quarter 2020	Annual Report 2019

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				73-78, 83, 90-93, 103-105
	3	Describe and discuss top and emerging risks.	34			68-73
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	32, 46			63-64, 89, 97-98
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				74-77
	6	Description of the bank’s risk culture and procedures applied to support the culture.				73-74
	7	Description of key risks that arise from the bank’s business models and activities.	34			62, 73, 78-105
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	37			61, 77, 86, 103
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	29-31, 83		1-3, 6	56-60, 64, 211
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	58
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				59-61, 103
	13	Analysis of how RWA relate to business activities and related risks.		8-11		61-62
	14	Analysis of capital requirements for each method used for calculating RWA.	37		10	79-81,83, 85-86,100
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			22-36, 40-45
	16	Flow statement reconciling the movements of RWA by risk type.	32-33		11-12
	17	Discussion of Basel III back-testing requirements.			57	82, 86, 91-92
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	39-41, 43-44			93-95
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	42			96,205
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	46-48			100-102
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	42-43, 45-46			99-100
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	36			84
	23	Breakdown of significant trading and non-trading market risk factors.	36-39			84, 86-89
	24	Significant market risk measurement model limitations and validation procedures.	37			85-89, 91-92
	25	Primary risk management techniques beyond reported risk measures and parameters.	37			85-89
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	24-28, 67-74	20-35	1-5, 10-11, 13-57	45-58, 78-83, 164-169, 178, 181-182, 209-210
	27	Description of the bank’s policies for identifying impaired loans.	74			53,136-137, 143-144, 168
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	25, 69-72	24, 28		50, 166-167
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			37-39, 46-50	81-82, 151, 174-175,178, 181-182
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				82, 140, 151
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				90-92, 103-105
	32	Discuss publicly known risk events related to other risks.	81			71-73, 203-205

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
12	Financial Results Overview
16	How Our Businesses Performed
22	Quarterly Results
23	Balance Sheet Review
24	Credit Portfolio Quality
29	Capital Position
34	Risk Factors that May Affect Future Results
35	Managing Risk
49	Securitization and Off-Balance Sheet Arrangements

49	Accounting Policies and Estimates
51	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
52	Interim Consolidated Balance Sheet
53	Interim Consolidated Statement of Income
54	Interim Consolidated Statement of Comprehensive Income
55	Interim Consolidated Statement of Changes in Equity
56	Interim Consolidated Statement of Cash Flows
57	Notes to Interim Consolidated Financial Statements

84	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and six months ended April 30, 2020, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2019 Consolidated Financial Statements and related Notes and 2019 MD&A. This MD&A is dated May 28, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2019 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2019 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2019 MD&A”) in the Bank’s 2019 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and in other statements regarding the Bank’s objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology, cyber security, and infrastructure), model, reputational, insurance, strategic, regulatory, legal, conduct, environmental, capital adequacy, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2019 MD&A, as supplemented by the “Risk Factors that may Affect Future Results” and the “Managing Risk” section of this document, and as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant and Subsequent Events, and Pending Transactions” and “Significant Events and Pending Transactions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in this document under the heading “How We Performed” including under the sub-headings “Economic Summary and Outlook” and “Impact on Financial Performance in Future Quarters”, which update the material economic assumptions set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, each as may have been updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Results of operations
Total revenue	$10,528	$10,609	$10,228	$21,137	$20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370
Non-interest expenses – reported	5,121	5,467	5,248	10,588	11,103
Non-interest expenses – adjusted[1]	5,051	5,397	5,163	10,448	10,324
Net income – reported	1,515	2,989	3,172	4,504	5,582

Net income – adjusted[1]	1,599	3,072	3,266	4,671	6,219
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$747.0	$693.2	$663.6	$747.0	$663.6
Total assets	1,673.7	1,457.4	1,356.6	1,673.7	1,356.6
Total deposits	1,078.3	908.4	875.3	1,078.3	875.3
Total equity	93.3	88.8	84.9	93.3	84.9

Total risk-weighted assets (RWA)	524.0	476.0	452.3	524.0	452.3
Financial ratios
Return on common equity (ROE) – reported	6.9%	14.2%	16.5%	10.5%	14.3%
Return on common equity – adjusted[2]	7.3	14.6	17.0	10.9	16.0
Return on tangible common equity (ROTCE)[2]	9.6	19.6	23.4	14.5	20.4
Return on tangible common equity – adjusted[2]	9.8	19.7	23.6	14.7	22.3
Efficiency ratio – reported	48.6	51.5	51.3	50.1	54.9
Efficiency ratio – adjusted[1]	48.0	50.9	50.5	49.4	51.0

Provision for credit losses as a % of net average loans and acceptances[3]	1.76	0.52	0.39	1.15	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$0.80	$1.61	$1.70	$2.42	$2.97
Diluted	0.80	1.61	1.70	2.42	2.97
Dividends per share	0.79	0.74	0.74	1.53	1.41
Book value per share	48.54	45.91	43.51	48.54	43.51
Closing share price[4]	58.16	73.14	76.42	58.16	76.42
Shares outstanding (millions)
Average basic	1,803.0	1,810.9	1,826.6	1,807.0	1,829.9
Average diluted	1,804.4	1,813.6	1,830.0	1,809.0	1,833.2
End of period	1,803.4	1,808.2	1,828.4	1,803.4	1,828.4
Market capitalization (billions of Canadian dollars)	$104.9	$132.3	$139.7	$104.9	$139.7
Dividend yield[5]	5.0%	4.0%	3.9%	4.4%	3.9%
Dividend payout ratio	98.2	45.8	43.4	63.2	47.4
Price-earnings ratio	10.2	11.1	12.3	10.2	12.3

Total shareholder return (1 year)[6]	(20.6)	2.8	10.0	(20.6)	10.0
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$0.85	$1.66	$1.75	$2.51	$3.32
Diluted	0.85	1.66	1.75	2.51	3.32
Dividend payout ratio	92.8%	44.6%	42.1%	60.8%	42.4%

Price-earnings ratio	9.9	10.8	11.6	9.9	11.6
Capital ratios[7]
Common Equity Tier 1 Capital ratio	11.0%	11.7%	12.0%	11.0%	12.0%
Tier 1 Capital ratio	12.3	13.1	13.5	12.3	13.5
Total Capital ratio	15.3	15.7	15.8	15.3	15.8

Leverage ratio	4.2	4.0	4.2	4.2	4.2

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[6]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.
[7]

Includes capital adjustments provided by Office of the Superintendent of Financial Institutions (OSFI) in response to the COVID-19 pandemic in the second quarter of 2020. Refer to the “Capital Position” section of this document for details.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade Holding Corporation (TD Ameritrade); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had $1.7 trillion in assets on April 30, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

ECONOMIC SUMMARY AND OUTLOOK

TD Economics has materially downgraded its outlook for global real gross domestic product (GDP) to reflect the impact of the COVID-19 pandemic, with global real GDP now expected to contract by 4.4% in calendar 2020. In contrast to typical recessions, which tend to be investment-driven, the current slowdown has been led primarily by a sudden drop in consumption related to government mandated social distancing measures. Industries that involve higher levels of personal interaction, such as personal services and hospitality, are being most impacted. Likewise, it is expected that the recovery phase will reflect considerable unevenness across industries and geographies. TD Economics anticipates that a partial resumption of economic activity in most advanced economies will commence late in the second calendar quarter and build momentum into the following quarter as governments gradually ease restrictions on firms and households. These assumptions are subject to considerable uncertainty related to health outcomes and government decisions.

Ending a streak of 23 consecutive quarters of growth, U.S. real GDP contracted by 4.8% (annualized) in the first calendar quarter of 2020. Households led the decline, cutting their spending by 7.6% and substantially increasing their savings rate. Measures to contain the pandemic and mitigate its economic impact began in earnest only in late March. Consequently, a much deeper economic contraction is anticipated in the second calendar quarter, marked by double-digit unemployment rates. Even with economic activity resuming in late spring, U.S. real GDP is not expected to return to pre-crisis levels until early calendar 2022 at the earliest.

In response to the pandemic, the U.S. Federal Reserve introduced unprecedented lending facility measures and asset purchases, following a rapid cut in the policy interest rate to the 0.00% to 0.25% range. This response, alongside that of other major central banks, has improved the functioning of markets and led to a reduction in measures of financial stress. The U.S. federal government has also delivered approximately $3 trillion in support to businesses and households to help cushion the near-term impact of losses in revenue and employment income. Given the scale of the economic shock, TD Economics anticipates that the Federal Reserve will maintain the policy interest rate at its effective lower level for a substantial period. The decision to raise interest rates will likely require convincing evidence of a sustained economic recovery and a significant reduction in labour market slack.

In Canada, the depth and duration of the shock is expected to be comparatively deeper than in the U.S. during the first half of calendar 2020. The Canadian economy entered the pandemic with weaker economic momentum, which was compounded by provincial governments, on balance, introducing more restrictive social distancing measures than their state counterparts. The economic erosion will be further worsened by the rapid, significant decline in oil prices, which is expected to create a persistent weight on investment. Together, these factors are likely to delay Canada’s return to the pre-crisis level of economic activity by at least one quarter relative to the United States.

Canada’s federal government has introduced significant income and lending support measures. Among these are the Canada Emergency Business Account (CEBA) and the Canada Emergency Wage Subsidy (CEWS). The latter is a temporary wage subsidy program for qualifying businesses impacted by COVID-19. It is designed to mitigate near-term job losses and maintain workers’ attachment to their employers, to facilitate the economic recovery as containment measures are gradually lifted.

National trends are likely to mask large variations in regional and sectoral performances. Canada’s oil industry is expected to face persistent challenges. Demand for oil is anticipated to slowly increase as the global economy recovers, but it will take several quarters to unwind the large stockpiles that have been built up nationally and internationally, limiting the improvement in price conditions.

Since March, the Bank of Canada has cut its policy interest rate to its effective lower bound of 0.25% and undertaken a number of liquidity and asset purchase programs. These include the purchase of federal and provincial debt, corporate debt, and other securities. With Canadian households already burdened by high debt levels and insolvencies beginning to rise, eventual rate increases present a significant challenge for the Bank of Canada. As with the U.S. policy rate, TD Economics expects the Bank of Canada to maintain the policy rate at its current level for an extended period to ensure economic slack is sufficiently absorbed and to create the conditions for stable inflation. The Canadian dollar is projected to remain in the 70-72 U.S. cent range over the remainder of calendar 2020.

Given the high degree of uncertainty related to the progress of the pandemic and its effects on the economy, the risks around the outlook are larger than usual. It is possible that as social distancing measures are lifted, economies may experience a second wave of COVID-19 infections that require renewed restrictions on economic activity. A more protracted period of disruption would further pressure the financial positions of households and businesses, leading to increased insolvency rates and negative feedback effects on the economy. Conversely, rapid ramping up of “test and trace” capabilities or the near-term discovery of an effective treatment or vaccine would markedly improve the medium-term economic outlook. From a longer-term perspective, the pandemic could create or accentuate trends that lower potential economic growth in Canada and the U.S., including heightened geopolitical tensions, reduced immigration rates, and a structural decline in business investment.

THE BANK’S RESPONSE TO COVID-19

Efforts to contain the COVID-19 pandemic have had a profound impact on economies around the world. In North America, the banking sector has implemented a variety of measures to ease the strain on consumers and businesses. Governments, together with crown corporations, central banks and regulators, have also introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets. TD has been actively engaged in this collective effort with a focus on supporting the well-being of TD’s colleagues and customers and maintaining the Bank’s operational and financial resilience.

Supporting Customers

The Bank acted quickly to protect the well-being of its customers and colleagues, temporarily closing parts of its branch and store network and limiting hours in others. Extra precautions are being taken in locations that remain open, including adjusting staff levels, installing protective equipment, enhancing cleaning, and implementing physical distancing measures to reduce personal contact. As at April 30, 2020, approximately 60% of Canadian branches and 80% of U.S. stores remained in operation with reduced levels of service, and approximately 6,000 ATMs were fully operational.

With the branch and store network operating at reduced capacity, the Bank has enabled a substantial majority of its contact center staff to work from home to maintain service levels. A number of branch and store colleagues have been given training to respond to customer calls, and new digital capacity and self-serve capabilities have been introduced to provide customers with ongoing access to financial service and advice. The Bank has expanded its existing customer

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 6

assistance programs – TD Helps in Canada and TD Cares in the U.S. – and redeployed colleagues across the organization to support these functions. In addition, new online and mobile applications have been launched to facilitate the delivery of direct and government-introduced financial assistance for households and businesses.

Direct financial assistance provided by TD to customers includes deferral of loan payments, deferred minimum payments on credit card balances, interest reductions, insurance premium deferrals and premium reductions. The key payment deferral measures are summarized in the graphic below, which is as at April 30, 2020. In addition, TD Insurance provided insurance premium reductions and deferrals to over 125,000 customers during the quarter, and TD’s Wholesale Banking segment increased total gross lending exposures to corporate, institutional, and government clients by $23 billion.

BANK-LED PAYMENT DEFERRAL PROGRAMS (as at April 30, 2020)
Product	Canada		U.S.		Details
	Accounts[1]	$CAD[1]	Accounts[1]	$USD[1]
Real Estate Secured Lending	126,000	$36 billion	7,000	$2.5 billion	Canada: Up to 6-month payment deferral U.S.: 3-month minimum forbearance
Other Consumer Lending[2]	122,000	$3.2 billion	226,000	$2.9 billion	Canada: Up to 4-month payment deferral U.S.: Up to 3-month payment deferral
Small Business Banking	6,000	$1 billion	1,000	$224 million	Canada: Up to 6-month payment deferral (up to 4-months for Small Business Banking non-RESL secured debt) U.S.: Up to 6-month payment deferral
Commercial Lending	6,000	$5.5 billion	4,000	$6.3 billion	Canada: Up to 6-month payment deferral U.S.: Up to 3-month payment deferral

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

In addition to direct financial assistance, the Bank is supporting programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of April 30, 2020, the Bank had provided 117,000 customers with CEBA loans and had funded $4.7 billion in loans under the program. As of May 18, 2020, the Bank had provided approximately 140,000 customers with CEBA loans and had funded $5.7 billion in loans.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provides loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated by the Bank have a 2-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of April 30, 2020, the Bank had funded approximately 28,000 PPP loans. The gross carrying amount of loans originated under the program on the Bank’s Interim Consolidated Balance Sheet as at April 30, 2020 was approximately US$6 billion. As of May 18, 2020, the Bank had funded approximately 75,000 loans with a gross carrying amount of US$8.2 billion.

Other Programs

The Bank is also working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program and the BDC Co-Lending Program, and in the U.S., the Federal Reserve’s Main Street Lending Program. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) through Canada Revenue Agency direct deposit.

Supporting Colleagues

To support colleagues’ well-being, the Bank has implemented physical distancing measures in all of its locations, including contact centres, trading floors and office towers. A reward and recognition program was introduced for colleagues whose jobs can only be performed on TD premises, and work from home and split-site arrangements have been enabled for others. As at April 30, 2020, approximately 60,000 TD colleagues were working remotely. Where possible, colleagues are being provided with the flexibility to adapt work schedules and access additional paid leave to meet caregiving demands resulting from the disruption, and the Bank has introduced new health and wellness resources to support colleagues and their families. The Bank has also committed that there will be no job losses in 2020 as a result of COVID-19.

Maintaining the Bank’s Operational and Financial Resilience

The Bank invoked its crisis management protocols early in the quarter as the virus took root in the various jurisdictions in which TD operates. Business continuity management plans were activated, and an executive crisis management team was appointed to lead the response effort. The Bank has also worked with its third-party suppliers to maintain critical functions and services throughout the disruption.

The rapid implementation of split-site and work from home arrangements was made possible by prior and current quarter investments in the Bank’s core technology infrastructure, network capacity, and enterprise cloud strategy. Together with the new lending platforms, end-to-end customer journeys, and digitization and automation capabilities introduced in recent years, these investments enabled the Bank to manage a surge in online and mobile traffic, including double-digit

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 7

increases in Canadian and U.S. mobile banking downloads and digital usage, and up to a three-fold increase in direct investing trading volumes at the peak of market volatility. These capabilities also facilitated the rapid activation and support of government relief programs.

The Bank has been monitoring credit risk as it continues to support its customers’ borrowing needs, incorporating both the deterioration in the economic outlook, as well as the impact of new government relief programs and regulatory measures, as set forth in more detail below. Market risk has also been well managed amidst significant market volatility. The Bank’s liquidity and funding positions remain strong, reflecting its 90-day liquidity risk management paradigm and actions the Bank took early in the quarter to draw on new central bank liquidity facilities and raise wholesale funding.

Response from Regulators and Central Banks

In response to the challenges created by COVID-19 and current market conditions, OSFI took a number of actions during the quarter designed to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy. Among these actions were adjustments to certain regulatory requirements, including the following measures which are relevant to the Bank:

•	Adjusting capital and liquidity measures so they are suited to the current unprecedented circumstances;
•	Delaying implementation of the remaining measures of the Basel III international capital standards until 2023;
•	Delaying implementation of the final two phases of the initial margin requirements for non-centrally cleared derivatives by one year;
•

To assist banks in responding to customers managing through hardship caused by current circumstances, specifying that bank loans subject to payment deferrals will continue to be treated as performing loans under regulatory capital requirements;

•	Providing guidance on applying IFRS 9, Financial Instruments (IFRS 9) during this extraordinary period; and
•

Providing direction on capital treatment in respect of loans to small and medium sized enterprises under recently announced government programs including the CEBA Program, the EDC Business Credit Availability Program, and the BDC Co-Lending Program.

OSFI expects the banks to maintain capital and liquidity buffers so they can be used to provide additional flexibility during periods of stress. During the quarter, OSFI lowered the Domestic Stability Buffer (DSB) by 1.25% of risk-weighted assets to 1.00% in order to support Domestic Systemically Important Banks’ (D-SIBs) ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses, and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

The Bank of Canada has taken a number of actions to help Canadians bridge this difficult period by making credit affordable and available, including lowering interest rates to support economic activity and keep inflation low and stable. The Bank of Canada has also set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo Operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

Canada Mortgage and Housing Corporation (CMHC) has launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank has used the IMPP.

Globally, central banks and governments have significantly lowered interest rates and made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III”, “Regulatory Capital Developments in Response to COVID-19”, and “Future Regulatory Capital Developments” sections of the “Capital Position” section of this document. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of this document.

Impact on Current Quarter Financial Performance

Notwithstanding the large-scale response from governments, central banks, regulators and industry, efforts to contain the crisis have profoundly altered the economic landscape and significantly affected the Bank’s financial performance this quarter.

Revenue

Net interest income increased on strong loan and deposit volume growth and higher trading-related revenue, which more than offset sharply lower net interest margins in the retail businesses. The decline in margins reflects the 150 basis points of interest rate cuts implemented by each of the Bank of Canada and the Federal Reserve during the quarter to cushion the impact of the COVID-19 containment effort and the sharp drop in oil prices. Non-interest income in the retail banking businesses declined, reflecting reduced customer spending and payment activity as government-mandated closures took effect, partially offset by higher direct investing revenues on heightened trading activity. Capital markets revenues were robust, with strong trading-related revenue and higher debt underwriting activity.

Volumes

Loan volumes (excluding credit cards) and deposit volumes increased substantially during the quarter. Business loans and deposits surged midway through the quarter, as commercial and corporate clients drew on credit lines and obtained new facilities to shore up their balance sheet and retained the funds on deposit. As market conditions stabilized, some credit lines were repaid, but end of period business deposit balances remained elevated.

In the retail portfolios, real estate secured lending volumes were solid, supported by a strong pipeline at the start of the quarter, as well as lower interest rates, which spurred refinancing activity. Consumer unsecured volumes moderated as the quarter progressed, with notable weakness in credit card volumes reflecting reduced activity levels. Personal deposits increased as customers curtailed spending, benefited from government assistance programs, and responded to market volatility by increasing holdings of cash.

Provisions for credit losses

Provisions for credit losses (PCL) increased substantially reflecting the significant deterioration in the economic outlook. A portion of the increase reflects the retailer program partners’ share of the U.S. strategic card portfolio program, which is offset in Corporate non-interest expenses, resulting in no impact on Corporate segment or total bank net income. The Bank continues to monitor all of its credit risk exposures closely. Expected credit losses (ECLs) reflect management’s best estimates and consider reasonable and supportable information, including the impact of the COVID-19 pandemic and related customer assistance programs, as appropriate. To the extent that certain effects cannot be fully incorporated into model calculations, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information not already included in the quantitative models. Refer to Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s second quarter 2020 Interim Consolidated Financial Statements and 2019 Annual Consolidated Financial Statements for additional details on the application of estimates and judgment in the assessment of ECLs.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 8

Expenses

The Bank incurred direct costs of approximately $75 million related to COVID-19, including reconfiguring physical facilities, enhancing cleaning, compensating front-line staff, purchasing additional equipment and setting up government assistance programs. In addition, significant internal resources were diverted to the Bank’s response effort, which is ongoing.

Capital and liquidity

Capital and liquidity measures remain well above regulatory minimums, in part reflecting the benefits of the regulatory and central bank measures noted above.

Impact on Financial Performance in Future Quarters

The Bank’s outlook for the remainder of 2020 and beyond should be viewed against the backdrop of the significant global economic downturn caused by the COVID-19 pandemic, which has adversely affected, and is expected to continue to adversely affect, the Bank’s business and results of operations. The factors and assumptions used to develop the Bank’s previously communicated performance expectations and targets regarding its business and results of operations were made on the basis that the Bank would be operating in the normal course of business. The extent of the COVID-19 pandemic, including its interruption of the Canadian, U.S., and global economies, the governmental measures put into place to contain the risk of transmission, financial market volatility, client and customer activity levels and measures the Bank has been taking to support the safety and well-being of its customers, colleagues, and communities are matters that were not anticipated when assumptions were formulated for 2020. Therefore, at this time, the Bank is suspending all of its previously-communicated assumptions and performance targets and expectations regarding its business and results of operations, including with respect to medium-term and short-term earnings expectations, expense and investment growth rate, net interest margin, PCL and, return on equity, at both the consolidated Bank and segment level, including, without limitation, assumptions and forward-looking statements set out in the 2019 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2020”, and for the Corporate segment, “Focus for 2020”, and as updated in the Bank’s quarterly MD&A for the quarter ended January 31, 2020.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$6,460	$6,301	$5,872	$12,761	$11,732

Non-interest income	4,068	4,308	4,356	8,376	8,494
Total revenue	10,528	10,609	10,228	21,137	20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370

Non-interest expenses	5,121	5,467	5,248	10,588	11,103
Income before income taxes and equity in net income of an investment in TD Ameritrade	1,518	3,443	3,679	4,961	6,270
Provision for income taxes	250	659	773	909	1,276

Equity in net income of an investment in TD Ameritrade	247	205	266	452	588
Net income – reported	1,515	2,989	3,172	4,504	5,582

Preferred dividends	68	67	62	135	122
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,447	$2,922	$3,110	$4,369	$5,460
Attributable to:
Common shareholders	$1,447	$2,922	$3,110	$4,369	$5,442

Non-controlling interests	–	–	–	–	18

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 9

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Operating results – adjusted
Net interest income	$6,460	$6,301	$5,872	$12,761	$11,732

Non-interest income	4,068	4,308	4,356	8,376	8,494
Total revenue	10,528	10,609	10,228	21,137	20,226
Provision for credit losses	3,218	919	633	4,137	1,483
Insurance claims and related expenses	671	780	668	1,451	1,370

Non-interest expenses[1]	5,051	5,397	5,163	10,448	10,324
Income before income taxes and equity in net income of an investment in TD Ameritrade	1,588	3,513	3,764	5,101	7,049
Provision for income taxes	260	670	787	930	1,465

Equity in net income of an investment in TD Ameritrade[2]	271	229	289	500	635
Net income – adjusted	1,599	3,072	3,266	4,671	6,219

Preferred dividends	68	67	62	135	122

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	1,531	3,005	3,204	4,536	6,097
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	18

Net income available to common shareholders – adjusted	1,531	3,005	3,204	4,536	6,079
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(68)	(70)	(78)	(138)	(158)
Charges related to the long-term loyalty agreement with Air Canada[4]	–	–	–	–	(607)
Charges associated with the acquisition of Greystone[5]	(26)	(24)	(30)	(50)	(61)
Less: Impact of income taxes
Amortization of intangibles	(9)	(11)	(12)	(20)	(25)
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	(161)

Charges associated with the acquisition of Greystone	(1)	–	(2)	(1)	(3)

Total adjustments for items of note	(84)	(83)	(94)	(167)	(637)
Net income available to common shareholders – reported	$1,447	$2,922	$3,110	$4,369	$5,442
[1]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 3 – second quarter 2020 – $44 million, first quarter 2020 – $46 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 4 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 5 – second quarter 2020 – $26 million, first quarter 2020 – $24 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – second quarter 2020 – $24 million, first quarter 2020 – $24 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[5]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 10

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Basic earnings per share – reported	$0.80	$1.61	$1.70	$2.42	$2.97

Adjustments for items of note[2]	0.05	0.05	0.05	0.09	0.35
Basic earnings per share – adjusted	$0.85	$1.66	$1.75	$2.51	$3.32
Diluted earnings per share – reported	$0.80	$1.61	$1.70	$2.42	$2.97

Adjustments for items of note[2]	0.05	0.05	0.05	0.09	0.35
Diluted earnings per share – adjusted	$0.85	$1.66	$1.75	$2.51	$3.32
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
TD Bank, National Association (TD Bank, N.A.)	$14	$17	$21	$31	$42
TD Ameritrade[2]	24	24	23	48	47
MBNA Canada	7	7	9	14	19
Aeroplan	5	4	5	9	9

Other	9	7	8	16	16
	59	59	66	118	133

Software and asset servicing rights	125	124	117	249	227
Amortization of intangibles, net of income taxes	$184	$183	$183	$367	$360
[1]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% Common Equity Tier 1 (CET1) Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019

Average common equity	$85,603	$81,933	$77,369	$83,876	$76,663
Net income available to common shareholders – reported	1,447	2,922	3,110	4,369	5,442

Items of note, net of income taxes[1]	84	83	94	167	637
Net income available to common shareholders – adjusted	$1,531	$3,005	$3,204	$4,536	$6,079
Return on common equity – reported	6.9%	14.2%	16.5%	10.5%	14.3%

Return on common equity – adjusted	7.3	14.6	17.0	10.9	16.0
[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 11

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019

Average common equity	$85,603	$81,933	$77,369	$83,876	$76,663
Average goodwill	17,531	16,971	17,083	17,280	17,067
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,217	4,089	4,136	4,160	4,160
Average other acquired intangibles[1]	531	564	717	548	690

Average related deferred tax liabilities	(265)	(261)	(269)	(263)	(254)

Average tangible common equity	63,589	60,570	55,702	62,151	55,000
Net income available to common shareholders – reported	1,447	2,922	3,110	4,369	5,442

Amortization of acquired intangibles, net of income taxes[2]	59	59	66	118	133
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	1,506	2,981	3,176	4,487	5,575

Other items of note, net of income taxes[2]	25	24	28	49	504
Net income available to common shareholders – adjusted	$1,531	$3,005	$3,204	$4,536	$6,079
Return on tangible common equity	9.6%	19.6%	23.4%	14.5%	20.4%

Return on tangible common equity – adjusted	9.8	19.7	23.6	14.7	22.3
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS AND PENDING TRANSACTIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to the “Financial Results Overview – Significant and Subsequent Events, and Pending Transactions” section of the Bank’s 2019 MD&A for a discussion of the announced transaction.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance for the second quarter of 2020. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document. In addition, a general economic update and a summary of the Bank’s response to the COVID-19 pandemic are explained in the “How We Performed” section of this document.

•	Adjusted diluted earnings per share for the six months ended April 30, 2020, decreased 24.4% from the same period last year.
•	Adjusted ROTCE for the six months ended April 30, 2020, was 14.7%.
•	For the twelve months ended April 30, 2020, the total shareholder return was (20.6%) compared to the Canadian peer[1] average of (22.3%).

Net Income

Quarterly comparison – Q2 2020 vs. Q2 2019

Reported net income for the quarter was $1,515 million, a decrease of $1,657 million, or 52%, compared with the second quarter last year. The decrease reflects higher PCL, partially offset by higher revenue, and lower non-interest expenses. Adjusted net income for the quarter was $1,599 million, a decrease of $1,667 million, or 51%.

By segment, the decrease in reported net income reflects a decrease in U.S. Retail of $927 million, or 73%, a decrease in Canadian Retail of $677 million, or 37%, a higher net loss in the Corporate segment of $41 million, or 25%, and a decrease in Wholesale Banking of $12 million, or 5%.

Quarterly comparison – Q2 2020 vs. Q1 2020

Reported net income for the quarter decreased $1,474 million, or 49%, compared with the prior quarter. The decrease reflects higher PCL and lower revenue, partially offset by lower non-interest expenses, and lower insurance claims. Adjusted net income for the quarter decreased $1,473 million, or 48%.

By segment, the decrease in reported net income reflects a decrease in U.S. Retail of $810 million, or 71%, a decrease in Canadian Retail of $617 million, or 34%, and a decrease in Wholesale Banking of $72 million, or 26%, partially offset by a lower net loss in the Corporate segment of $25 million, or 11%.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Reported net income of $4,504 million decreased $1,078 million, or 19%, compared with the same period last year. The decrease reflects higher PCL, a lower contribution from TD Ameritrade, and higher insurance claims, partially offset by higher revenue, and lower non-interest expenses. Adjusted net income was $4,671 million, a decrease of $1,548 million, or 25%, compared with the same period last year.

By segment, the decrease in reported net income reflects a decrease in U.S. Retail of $1,021 million, or 41%, a decrease in Canadian Retail of $267 million, or 8%, and a higher net loss in the Corporate segment of $76 million, or 22%, partially offset by an increase in Wholesale Banking of $286 million.

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 12

Net Interest Income

Quarterly comparison – Q2 2020 vs. Q2 2019

Net interest income for the quarter was $6,460 million, an increase of $588 million, or 10%, compared with the second quarter last year. The increase reflects loan and deposit volume growth, and higher trading-related revenue, partially offset by margin compression.

By segment, the increase in net interest income reflects an increase in the Corporate segment of $285 million, or 77%, an increase in Wholesale Banking of $231 million, or 88%, and an increase in U.S. Retail of $80 million, or 4%, partially offset by a decrease in Canadian Retail of $8 million.

Quarterly comparison – Q2 2020 vs. Q1 2020

Net interest income for the quarter increased $159 million, or 3%, compared with the prior quarter, primarily reflecting loan and deposit volume growth, partially offset by margin compression, and the impact of fewer days in the second quarter.

By segment, the increase in net interest income reflects an increase in Wholesale Banking of $136 million, or 38%, an increase in U.S. Retail of $115 million, or 5%, an increase in the Corporate segment of $73 million, or 13%, partially offset by a decrease in Canadian Retail of $165 million, or 5%.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Net interest income was $12,761 million, an increase of $1,029 million, or 9%, compared with the same period last year. The increase reflects loan and deposit volume growth, and higher trading-related revenue, partially offset by margin compression.

By segment, the increase in net interest income reflects an increase in the Corporate segment of $470 million, or 61%, an increase in Wholesale Banking of $415 million, or 95%, an increase in Canadian Retail of $115 million, or 2%, and an increase in U.S. Retail of $29 million, or 1%.

Non-Interest Income

Quarterly comparison – Q2 2020 vs. Q2 2019

Reported non-interest income for the quarter was $4,068 million, a decrease of $288 million, or 7%, compared with the second quarter last year. The decrease reflects lower fee income in the banking businesses reflecting reduced customer activity, particularly in the credit cards business, reduced valuation on certain investments and lower investment income in the U.S. Retail segment, partially offset by higher revenue from the wealth and insurance businesses, and higher debt underwriting fees.

By segment, the decrease in reported non-interest income reflects a decrease in the Corporate segment of $317 million, and a decrease in U.S. Retail of $186 million, or 27%, partially offset by an increase Wholesale Banking of $143 million, or 23%, and an increase in Canadian Retail of $72 million, or 2%.

Quarterly comparison – Q2 2020 vs. Q1 2020

Reported non-interest income for the quarter decreased $240 million, or 6%, compared with the prior quarter. The decrease reflects lower fee income in the banking businesses reflecting reduced customer activity, particularly in the credit cards business, and reduced valuation on certain investments and lower investment income in the U.S. Retail segment, partially offset by higher other revenue and debt underwriting fees in Wholesale Banking, and higher revenue in the wealth business.

By segment, the decrease in reported non-interest income reflects a decrease in U.S. Retail of $215 million, or 30%, a decrease in Canadian Retail of $67 million, or 2%, and a decrease in the Corporate segment of $37 million, or 21%, partially offset by an increase in Wholesale Banking of $79 million, or 11%.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Reported non-interest income was $8,376 million, a decrease of $118 million, or 1%, compared with the same period last year. The decrease reflects lower fee income in the banking businesses reflecting reduced customer activity, particularly in the credit cards business, and reduced valuation on certain investments and lower investment income in the U.S. Retail segment, partially offset by higher trading-related revenue and underwriting fees in Wholesale Banking, and higher revenue in the wealth and insurance businesses.

By segment, the decrease in reported non-interest income reflects a decrease in Corporate of $576 million, and a decrease in U.S. Retail of $181 million, or 13%, partially offset by an increase in Wholesale Banking of $423 million, or 41%, and an increase in Canadian Retail of $216 million, or 4%.

Provision for Credit Losses

Quarterly comparison – Q2 2020 vs. Q2 2019

PCL for the quarter was $3,218 million, an increase of $2,585 million compared with the second quarter last year. PCL – impaired for the quarter was $967 million, an increase of $374 million, or 63%, reflecting credit migration in Wholesale Banking, higher provisions in the consumer and commercial lending portfolios, including volume growth. PCL – performing for the quarter was $2,251 million, an increase of $2,211 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration. Total PCL for the quarter as an annualized percentage of credit volume was 1.76%.

By segment, increase in PCL reflects an increase in U.S. Retail of $911 million, an increase in Canadian Retail of $873 million, an increase in the Corporate segment of $422 million, and an increase in Wholesale Banking of $379 million.

Quarterly comparison – Q2 2020 vs. Q1 2020

PCL for the quarter increased by $2,299 million, compared with the prior quarter. PCL – impaired was $967 million, an increase of $161 million, or 20%, primarily reflecting credit migration in Wholesale Banking. PCL – performing was $2,251 million, an increase of $2,138 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration. Total PCL for the quarter as an annualized percentage of credit volume was 1.76%.

By segment, the increase in PCL reflects an increase in U.S. Retail of $818 million, an increase in Canadian Retail of $762 million, an increase in the Corporate segment of $362 million, and an increase in Wholesale Banking of $357 million.

Year-to-date comparison – Q2 2020 vs. Q2 2019

PCL was $4,137 million, an increase of $2,654 million, compared with the same period last year. PCL – impaired was $1,773 million, an increase of $463 million, or 35%, reflecting credit migration in Wholesale Banking, higher provisions in the consumer lending and Canadian commercial portfolios, including volume growth. PCL – performing was $2,364 million, an increase of $2,191 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration. Total PCL as an annualized percentage of credit volume was 1.15%.

By segment, the increase in PCL reflects an increase in Canadian Retail of $954 million, an increase in U.S. Retail of $924 million, an increase in Wholesale Banking of $389 million, and an increase in the Corporate segment of $387 million.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 13

TABLE 8: PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$365	$320	$256	$685	$520
U.S. Retail	287	273	199	560	484
Wholesale Banking	194	52	–	246	–

Corporate[1]	121	161	138	282	306
Total provision for credit losses – Stage 3	967	806	593	1,773	1,310

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	788	71	24	859	70
U.S. Retail	850	46	27	896	48
Wholesale Banking	180	(35)	(5)	145	2

Corporate[1]	433	31	(6)	464	53
Total provision for credit losses – Stage 1 and Stage 2	2,251	113	40	2,364	173
Total provision for credit losses	$3,218	$919	$633	$4,137	$1,483

[1]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
[2]	Includes financial assets, loan commitments, and financial guarantees.

Insurance claims and related expenses

Quarterly comparison – Q2 2020 vs. Q2 2019

Insurance claims and related expenses for the quarter were $671 million, relatively flat compared with the second quarter last year. Higher current year claims reflecting business growth and higher provisions recognized for trip cancellation and balance protection claims were largely offset by better claims experience, changes in the fair value of investments supporting claims liabilities, and less severe weather-related events.

Quarterly comparison – Q2 2020 vs. Q1 2020

Insurance claims and related expenses for the quarter decreased $109 million, or 14%, compared with the prior quarter reflecting better claims experience, more favourable prior years’ claims development, less severe weather-related events, and changes in the fair value of investments supporting claims liabilities, partially offset by higher provisions recognized for trip cancellation and balance protection claims.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Insurance claims and related expenses were $1,451 million, an increase of $81 million, or 6%, compared with the same period last year. The increase reflects higher claims from business growth, higher provisions for trip cancellation and balance protection, and the prior year impact of changes to forward-looking actuarial assumptions, partially offset by better claims experience, and changes in the fair value of investments supporting claims liabilities.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q2 2020 vs. Q2 2019

Reported non-interest expenses were $5,121 million, a decrease of $127 million, or 2%, compared with the second quarter last year. The decrease reflects a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, which is recorded in non-interest expenses. The decrease is partially offset by an increase in legal provisions, higher spend supporting business initiatives, higher compensation, and an increase in volume related expenses in Wholesale Banking. Adjusted non-interest expenses were $5,051 million, a decrease of $112 million, or 2%.

By segment, the decrease in reported non-interest expenses reflects a decrease in the Corporate segment of $406 million, or 63%, partially offset by an increase in U.S. Retail of $153 million, or 10%, an increase in Canadian Retail of $107 million, or 4%, and an increase in Wholesale Banking of $19 million, or 3%.

The Bank’s reported efficiency ratio was 48.6%, compared to 51.3% in the second quarter last year. The Bank’s adjusted efficiency ratio was 48.0%, compared with 50.5% in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

Reported non-interest expenses for the quarter decreased $346 million, or 6%, compared with the prior quarter. The decrease reflects a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, which is recorded in non-interest expenses, and lower variable compensation, partially offset by an increase in legal provisions. Adjusted non-interest expenses decreased $346 million, or 6%.

By segment, the decrease in reported non-interest expenses reflects a decrease in Canadian Retail of $48 million, or 2%, a decrease in the Corporate segment of $349 million, or 60%, and a decrease in Wholesale Banking of $36 million, or 6%, partially offset by an increase in U.S. Retail of $87 million, or 5%.

The Bank’s reported efficiency ratio was 48.6%, compared with 51.5% in the prior quarter. The Bank’s adjusted efficiency ratio was 48.0%, compared with 50.9% in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Reported non-interest expenses of $10,588 million decreased $515 million, or 5%, compared with the same period last year, primarily reflecting charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $10,448 million, an increase of $124 million, or 1% reflecting higher spend supporting business initiatives, higher compensation, an increase in legal provisions, and an increase in volume related expenses in Wholesale Banking, partially offset by a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, which is recorded in non-interest expenses.

By segment, the decrease in reported non-interest expenses reflects a decrease in Canadian Retail of $341 million, or 6%, and a decrease in the Corporate segment of $378 million, or 31%, partially offset by an increase in U.S. Retail of $135 million, or 4%, and an increase in Wholesale Banking of $69 million, or 6%.

The Bank’s reported efficiency ratio was 50.1%, compared with 54.9% in the same period last year. The Bank’s adjusted efficiency ratio was 49.4%, compared with 51.0% in the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 14

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 16.5% for the second quarter, compared with 21.0% in the second quarter last year and 19.1% in the prior quarter. The year-over-year and quarter-over-quarter decreases primarily reflect the impact of lower pre-tax income, partially offset by higher provisions related to changes in tax law.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30 2020		January 31 2020		April 30 2019		April 30 2020		April 30 2019
Income taxes at Canadian statutory income tax rate	$400	26.4%	$908	26.4%	$974	26.5%	$1,308	26.4%	$1,661	26.5%
Increase (decrease) resulting from:
Dividends received	(30)	(2.0)	(32)	(0.9)	(27)	(0.7)	(62)	(1.2)	(50)	(0.8)
Rate differentials on international operations[1]	(145)	(9.6)	(236)	(6.9)	(170)	(4.6)	(381)	(7.7)	(355)	(5.6)

Other	25	1.7	19	0.5	(4)	(0.2)	44	0.8	20	0.3
Provision for income taxes and effective income tax rate – reported	$250	16.5%	$659	19.1%	$773	21.0%	$909	18.3%	$1,276	20.4%
Total adjustments for items of note[2]	10		11		14		21		189
Provision for income taxes and effective income tax rate – adjusted[3,4]	$260	16.4%	$670	19.1%	$787	20.9%	$930	18.2%	$1,465	20.8%

[1]	These amounts reflect tax credits as well as international business mix.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[3]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank’s adjusted effective tax rate was 16.4% for the quarter, lower than 20.9% in the second quarter last year and lower than 19.1% in the prior quarter. The year-over-year and quarter-over-quarter decreases primarily reflect the impact of lower pre-tax income, partially offset by higher provisions related to changes in tax law.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2020 vs. April 30, 2019 Increase (Decrease)	April 30, 2020 vs. April 30, 2019 Increase (Decrease)
U.S. Retail Bank
Total revenue	$91	$60
Non-interest expenses	55	37
Net income – after-tax	4	(6)
Equity in net income on an investment in TD Ameritrade[1]	2	2
U.S. Retail segment net income – after-tax	6	(4)
Earnings per share (Canadian dollars)
Basic	$–	$–

Diluted	–	–

[1]	Equity in net income on an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019

U.S. dollar	$0.726	$0.751	$0.743	$0.751

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 15

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2019 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $30 million, compared with $38 million in the prior quarter and $33 million in the second quarter last year.

TABLE 11: CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$3,002	$3,167	$3,010	$6,169	$6,054

Non-interest income	3,021	3,088	2,949	6,109	5,893
Total revenue	6,023	6,255	5,959	12,278	11,947
Provision for credit losses – impaired	365	320	256	685	520

Provision for credit losses – performing	788	71	24	859	70
Total provision for credit losses	1,153	391	280	1,544	590
Insurance claims and related expenses	671	780	668	1,451	1,370
Non-interest expenses – reported	2,588	2,636	2,481	5,224	5,565
Non-interest expenses – adjusted[1]	2,562	2,612	2,451	5,174	4,897
Provision for (recovery of) income taxes – reported	439	659	681	1,098	1,194

Provision for (recovery of) income taxes – adjusted[1]	440	659	683	1,099	1,358
Net income – reported	1,172	1,789	1,849	2,961	3,228
Net income – adjusted[1]	$1,197	$1,813	$1,877	$3,010	$3,732

Selected volumes and ratios
Return on common equity – reported[2]	27.2%	37.1%	43.2%	32.4%	37.4%
Return on common equity – adjusted[1,2]	27.8	37.6	43.9	33.0	43.2
Net interest margin (including on securitized assets)	2.83	2.94	2.99	2.88	2.97
Efficiency ratio – reported	43.0	42.1	41.6	42.5	46.6

Efficiency ratio – adjusted	42.5	41.8	41.1	42.1	41.0
Assets under administration (billions of Canadian dollars)	$406	$439	$421	$406	$421

Assets under management (billions of Canadian dollars)	346	365	349	346	349
Number of Canadian retail branches	1,087	1,088	1,100	1,087	1,100

Average number of full-time equivalent staff	40,712	41,394	40,498	41,056	40,243

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the second quarter 2020 – $26 million ($25 million after-tax), first quarter 2020 – $24 million ($24 million after-tax), second quarter 2019 – $30 million ($28 million after-tax), and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q2 2020 vs. Q2 2019

Canadian Retail reported net income for the quarter was $1,172 million, a decrease of $677 million, or 37%, compared with the second quarter last year, reflecting higher PCL and non-interest expenses, partially offset by revenue growth. On an adjusted basis, net income for the quarter was $1,197 million, a decrease of $680 million, or 36%. The reported and adjusted annualized ROE for the quarter was 27.2% and 27.8%, respectively, compared with 43.2% and 43.9%, respectively, in the second quarter last year.

Canadian Retail revenue is derived from the personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,023 million, an increase of $64 million, or 1%, compared with the second quarter last year.

Net interest income was $3,002 million, a decrease of $8 million compared with the second quarter last year, reflecting lower margins, partially offset by volume growth and an additional calendar day this quarter. Average loan volumes increased $20 billion, or 5%, reflecting 4% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $33 billion, or 10%, reflecting 8% growth in personal deposits, 10% growth in business deposits, and 22% growth in wealth deposits. Net interest margin was 2.83%, a decrease of 16 bps, reflecting lower interest rates and competitive pricing in term deposits.

Non-interest income was $3,021 million, an increase of $72 million, or 2%, reflecting higher transaction and fee-based revenue in the wealth business and strong premiums growth in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business, as well as a $38 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims.

Assets under administration (AUA) were $406 billion as at April 30, 2020, a decrease of $15 billion, or 4%, compared with the second quarter last year, reflecting the decline in markets, partially offset by new asset growth. Assets under management (AUM) were $346 billion as at April 30, 2020, a decrease of $3 billion, or 1%, compared with the second quarter last year, reflecting the decline in markets and net outflows.

PCL was $1,153 million, an increase of $873 million, compared with the second quarter last year. PCL – impaired for the quarter was $365 million, an increase of $109 million, or 43%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $788 million, compared with $24 million last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 1.07%, an increase of 80 bps.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 16

Insurance claims and related expenses for the quarter were $671 million, relatively flat compared with the second quarter last year. Higher current year claims reflecting business growth and higher provisions recognized for trip cancellation and balance protection claims were largely offset by better claims experience, changes in the fair value of investments supporting claims liabilities, and less severe weather-related events.

Reported non-interest expenses for the quarter were $2,588 million, an increase of $107 million, or 4%, compared with the second quarter last year, reflecting higher spend supporting business growth including investment in front-line staff, changes in pension costs, and volume-driven expenses. On an adjusted basis, non-interest expenses were $2,562 million, an increase of $111 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 43.0% and 42.5%, respectively, compared with 41.6% and 41.1%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

Canadian Retail reported net income for the quarter decreased $617 million, or 34%, compared with the prior quarter, reflecting higher PCL and lower revenue, partially offset by lower insurance claims and non-interest expenses. On an adjusted basis, net income decreased $616 million, or 34%. The reported and adjusted annualized ROE for the quarter was 27.2% and 27.8%, respectively, compared with 37.1% and 37.6%, respectively, in the prior quarter.

Revenue decreased $232 million, or 4%, compared with the prior quarter. Net interest income decreased $165 million, or 5%, reflecting lower margins and the effect of fewer days in the second quarter, partially offset by volume growth. Average loan volumes increased $3 billion, reflecting 4% growth in business loans as a result of increased draws on commercial lines of credit and originations. Average deposit volumes increased $11 billion, reflecting 2% growth in personal deposits, 16% growth in wealth deposits, and 1% growth in business deposits. Net interest margin was 2.83%, a decrease of 11 bps, reflecting lower interest rates.

Non-interest income decreased $67 million, or 2%, reflecting lower fee income reflecting reduced customer activity, particularly in the credit cards business, lower asset levels in the wealth management business, and a $10 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims, partially offset by higher transaction revenue in the wealth business.

AUA decreased $33 billion, or 8%, compared with the prior quarter, reflecting the decline in markets, partially offset by new asset growth. AUM decreased $19 billion, or 5%, compared with the prior quarter, reflecting the decline in markets.

PCL increased $762 million, compared with the prior quarter. PCL – impaired increased by $45 million, or 14%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $788 million, compared with $71 million in the prior quarter, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 1.07%, an increase of 71 bps.

Insurance claims and related expenses for the quarter decreased $109 million, or 14%, compared with the prior quarter. The decrease reflects better claims experience, more favourable prior years’ claims development, less severe weather-related events, and changes in the fair value of investments supporting claims liabilities, partially offset by higher provisions recognized for trip cancellation and balance protection claims.

Reported non-interest expenses decreased $48 million, or 2%, compared with the prior quarter, reflecting a reduction in variable compensation and lower discretionary spend, partially offset by increased spend on strategic initiatives. On an adjusted basis, non-interest expenses decreased $50 million, or 2%, compared to the prior quarter.

The reported and adjusted efficiency ratios for the quarter were 43.0% and 42.5%, respectively, compared with 42.1% and 41.8%, respectively, in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Canadian Retail reported net income for the six months ended April 30, 2020, was $2,961 million, a decrease of $267 million, or 8%, compared with same period last year. The decrease in earnings reflects higher PCL and insurance claims, partially offset by charges related to the agreement with Air Canada and the acquisition of Greystone in the prior year, and revenue growth. On an adjusted basis, net income for the period was $3,010 million, a decrease of $722 million, or 19%. The reported and adjusted annualized ROE for the period was 32.4% and 33.0%, respectively, compared with 37.4% and 43.2%, respectively, in the same period last year.

Revenue for the period was $12,278 million, an increase of $331 million, or 3%, compared with same period last year. Net interest income increased $115 million, or 2%, reflecting volume growth and an additional calendar day this period, partially offset by lower margins. Average loan volumes increased $19 billion, or 5%, reflecting 4% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $28 billion, or 9%, reflecting 8% growth in both personal and business deposits, and 15% growth in wealth deposits. Net interest margin was 2.88%, a decrease of 9 bps, reflecting lower interest rates and competitive pricing in term deposits.

Non-interest income increased $216 million, or 4%, reflecting higher transaction and fee-based revenue in the wealth business and strong premiums growth in the insurance business, partially offset by lower fee income reflecting reduced customer activity, particularly in the credit cards business, and a $48 million decline in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims.

PCL was $1,544 million, an increase of $954 million, compared with the same period last year. PCL – impaired was $685 million, an increase of $165 million, or 32%, reflecting higher provisions in the commercial and consumer lending portfolios, and volume growth. PCL – performing was $859 million, compared to $70 million for the same period last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial and consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.71%, an increase of 43 bps.

Insurance claims and related expenses were $1,451 million, an increase of $81 million, or 6%, compared with the same period last year. The increase reflects higher claims from business growth, higher provisions for trip cancellation and balance protection, and the prior year impact of changes to forward-looking actuarial assumptions, partially offset by better claims experience and changes in the fair value of investments supporting claims liabilities.

Reported non-interest expenses were $5,224 million, a decrease of $341 million, or 6%, compared with the same period last year. The decrease primarily reflects prior year charges related to the agreement with Air Canada. On an adjusted basis, non-interest expenses were $5,174 million, an increase of $277 million, or 6%, reflecting higher spend supporting business growth including investment in front-line staff, volume-driven expenses, and changes in pension costs.

The reported and adjusted efficiency ratios for the period were 42.5% and 42.1%, respectively, compared with 46.6% and 41.0%, respectively, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 17

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$2,311	$2,196	$2,231	$4,507	$4,478

Non-interest income	491	706	677	1,197	1,378
Total revenue	2,802	2,902	2,908	5,704	5,856
Provision for credit losses – impaired	287	273	199	560	484

Provision for credit losses – performing	850	46	27	896	48
Total provision for credit losses	1,137	319	226	1,456	532
Non-interest expenses	1,680	1,593	1,527	3,273	3,138

Provision for (recovery of) income taxes	(117)	45	150	(72)	252
U.S. Retail Bank net income	102	945	1,005	1,047	1,934

Equity in net income of an investment in TD Ameritrade[1]	234	201	258	435	569
Net income	$336	$1,146	$1,263	$1,482	$2,503

U.S. Dollars
Net interest income	$1,679	$1,668	$1,676	$3,347	$3,364

Non-interest income	358	536	507	894	1,035
Total revenue	2,037	2,204	2,183	4,241	4,399
Provision for credit losses – impaired	208	208	150	416	364

Provision for credit losses – performing	606	35	20	641	36
Total provision for credit losses	814	243	170	1,057	400
Non-interest expenses	1,218	1,210	1,148	2,428	2,357

Provision for (recovery of) income taxes	(82)	34	112	(48)	189
U.S. Retail Bank net income	87	717	753	804	1,453

Equity in net income of an investment in TD Ameritrade[1]	174	152	195	326	430
Net income	$261	$869	$948	$1,130	$1,883

Selected volumes and ratios
Return on common equity[2]	3.7%	11.1%	13.2%	7.6%	12.9%
Net interest margin[3]	2.93	3.07	3.38	3.00	3.40

Efficiency ratio	59.8	54.9	52.6	57.3	53.6
Assets under administration (billions of U.S. dollars)	$21	$22	$20	$21	$20

Assets under management (billions of U.S. dollars)	38	44	47	38	47
Number of U.S. retail stores	1,220	1,220	1,238	1,220	1,238

Average number of full-time equivalent staff	26,389	26,261	26,735	26,325	26,800
[1]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.
[3]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2020 vs. Q2 2019

U.S. Retail net income for the quarter was $336 million (US$261 million), a decrease of $927 million (US$687 million), or 73% (72% in U.S. dollars), compared with the second quarter last year. The annualized ROE for the quarter was 3.7%, compared with 13.2%, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $102 million (US$87 million) and $234 million (US$174 million), respectively.

The contribution from TD Ameritrade was US$174 million, a decrease of US$21 million, or 11%, compared with the second quarter last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

U.S. Retail Bank net income of US$87 million for the quarter decreased US$666 million, or 88%, reflecting higher PCL, lower revenue, and higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking, and wealth management businesses. Revenue for the quarter was US$2,037 million, a decrease of US$146 million, or 7%, compared with the second quarter last year. Net interest income increased US$3 million, reflecting higher loan and deposit volumes, including higher sweep deposit volumes from TD Ameritrade, partially offset by lower deposit margins. Net interest margin was 2.93%, a decrease of 45 bps, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$149 million, or 29%, primarily reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$11 billion, or 7%, compared with the second quarter last year reflecting growth in personal and business loans of 9% and 6%, respectively, with significant increases in business loans in the latter part of the quarter reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$41 billion, or 15%, reflecting a 24% increase in sweep deposit volumes, a 16% increase in business deposit volumes, and a 5% increase in personal deposit volumes.

AUA were US$21 billion as at April 30, 2020, an increase of US$1 billion, or 5%, compared with the second quarter last year. AUM were US$38 billion as at April 30, 2020, a decrease of US$9 billion, or 19%, compared with the second quarter last year, reflecting declining market valuations and net outflows.

PCL for the quarter was US$814 million, an increase of US$644 million, compared with the second quarter last year. PCL – impaired was US$208 million, an increase of US$58 million, or 39%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$606 million, compared to US$20 million in the second quarter last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 2.03%, an increase of 158 bps, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,218 million, an increase of US$70 million, or 6%, compared with the second quarter last year, reflecting increases in legal provisions, partially offset by productivity savings.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 18

Income taxes reflect a recovery of US$82 million, compared to a provision of US$112 million in the second quarter last year, a decrease of US$194 million, primarily reflecting lower pre-tax income, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the quarter was 59.8%, compared with 52.6%, in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

U.S. Retail net income of $336 million (US$261 million) decreased $810 million (US$608 million), or 71% (70% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 3.7%, compared with 11.1% in the prior quarter.

The contribution from TD Ameritrade increased US$22 million, or 14%, compared with the prior quarter, primarily reflecting increased trading volumes, partially offset by higher operating expenses.

U.S. Retail Bank net income for the quarter was US$87 million, a decrease of US$630 million, or 88%, compared with the prior quarter, reflecting higher PCL and lower revenue.

Revenue for the quarter decreased US$167 million, or 8%, compared with the prior quarter. Net interest income increased US$11 million, or 1%, primarily reflecting higher deposit volumes, partially offset by lower deposit margins. Net interest margin was 2.93%, a decrease of 14 bps, primarily reflecting lower deposit margins. Non-interest income decreased US$178 million, or 33%, primarily reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter, reflecting growth in business loans of 5%, with significant increases in business loans in the latter part of the quarter reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$27 billion, or 9%, reflecting a 17% increase in sweep deposit volumes, a 6% increase in business deposit volumes, and a 3% increase in personal deposit volumes.

AUA were US$21 billion as at April 30, 2020, a decrease of US$1 billion, or 5%, compared with the prior quarter. AUM were US$38 billion as at April 30, 2020, a decrease of US$6 billion, or 14%, compared with the prior quarter, reflecting declining market valuations.

PCL for the quarter increased US$571 million, compared with the prior quarter. PCL – impaired was flat to the prior quarter. PCL – performing was US$606 million compared to US$35 million in the prior quarter, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 2.03%, an increase of 144 bps.

Non-interest expenses for the quarter were US$1,218 million, an increase of US$8 million, or 1%, compared with the prior quarter, primarily reflecting increases in legal provisions, partially offset by fewer days in the quarter and the timing of certain expenses across quarters.

Income taxes reflect a recovery of US$82 million, compared to a provision of US$34 million in the prior quarter, a decrease of US$116 million, primarily reflecting lower pre-tax income, partially offset by higher provisions related to changes in tax law and changes to the estimated liability for uncertain tax positions in the prior quarter.

The efficiency ratio for the quarter was 59.8%, compared with 54.9% in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019,

U.S. Retail net income for the six months ended April 30, 2020, was $1,482 million (US$1,130 million), a decrease of $1,021 million (US$753 million), or 41% (40% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 7.6%, compared with 12.9%, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade was $1,047 million (US$804 million) and $435 million (US$326 million), respectively.

The contribution from TD Ameritrade was US$326 million, a decrease of US$104 million, or 24%, compared with the same period last year, primarily reflecting reduced trading commissions and higher operating expenses, partially offset by increased trading volumes.

U.S. Retail Bank net income for the period was US$804 million, a decrease of US$649 million, or 45%, compared with the same period last year, primarily reflecting higher PCL and lower revenue, partially offset by lower taxes.

Revenue for the period was US$4,241 million, a decrease of US$158 million, or 4%, compared with same period last year. Net interest income decreased US$17 million, or 1%, as lower deposit margins were partially offset by growth in loan and deposit volumes. Net interest margin was 3.00%, a decrease of 40 bps, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$141 million, or 14%, reflecting lower customer activity, valuation of certain investments, and investment income.

Average loan volumes increased US$9 billion, or 6%, compared with the same period last year, reflecting growth in personal and business loans of 8% and 4%, respectively, with significant increases in business loans in the latter part of the quarter, reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$27 billion, or 10%, reflecting a 13% increase in sweep deposit volumes, a 13% increase in business deposit volumes, and a 5% increase in personal deposit volumes.

PCL was US$1,057 million, an increase of US$657 million, compared with the same period last year. PCL – impaired was US$416 million, an increase of US$52 million, or 14%, primarily reflecting higher provisions in the consumer lending portfolios. PCL – performing was US$641 million, compared to US$36 million in the same period last year, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration, with the increase reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.33%, an increase of 81 bps.

Non-interest expenses for the period were US$2,428 million, an increase of US$71 million, or 3%, compared with the same period last year, reflecting increases in legal provisions, partially offset by productivity savings.

Income taxes reflect a recovery of US$48 million, compared to a provision of US$189 million in the same period last year, a decrease of US$237 million, primarily reflecting lower pre-tax income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.

The efficiency ratio for the period was 57.3%, compared with 53.6%, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 19

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income (TEB)	$493	$357	$262	$850	$435

Non-interest income	768	689	625	1,457	1,034
Total revenue	1,261	1,046	887	2,307	1,469
Provision for (recovery of) credit losses – impaired	194	52	–	246	–

Provision for (recovery of) credit losses – performing	180	(35)	(5)	145	2
Total provision for (recovery of) credit losses	374	17	(5)	391	2
Non-interest expenses	616	652	597	1,268	1,199

Provision for (recovery of) income taxes (TEB)	62	96	74	158	64
Net income (loss)	$209	$281	$221	$490	$204

Selected volumes and ratios
Trading-related revenue (TEB)	$625	$612	$411	$1,237	$662
Average gross lending portfolio (billions of Canadian dollars)[1]	65.5	55.1	48.0	60.3	48.5
Return on common equity[2]	10.4%	14.0%	12.5%	12.2%	5.6%

Efficiency ratio	48.9	62.3	67.3	55.0	81.6

Average number of full-time equivalent staff	4,549	4,517	4,502	4,533	4,490

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was decreased to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q2 2020 vs. Q2 2019

Wholesale Banking net income for the quarter was $209 million, a decrease of $12 million, or 5%, compared with the second quarter last year, reflecting higher PCL, partially offset by higher revenue.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,261 million, an increase of $374 million, or 42%, compared with the second quarter last year, reflecting higher trading-related revenue from interest rate and foreign exchange trading and higher debt underwriting fees, partially offset by losses in equity trading in very volatile markets.

PCL for the quarter was $374 million, compared with a benefit of $5 million in the second quarter last year. PCL – impaired was $194 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $180 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses were $616 million, an increase of $19 million, or 3%, compared with the second quarter last year, reflecting higher volume related expenses.

Quarterly comparison – Q2 2020 vs. Q1 2020

Wholesale Banking net income for the quarter was $209 million, a decrease in net income of $72 million, or 26%, compared with the prior quarter, reflecting higher PCL, partially offset by higher revenue and lower non-interest expenses.

Revenue for the quarter increased $215 million, or 21%, compared with the prior quarter, reflecting both higher other revenue and debt underwriting fees.

PCL for the quarter increased by $357 million, compared to the prior quarter. PCL – impaired was $194 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $180 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses for the quarter decreased $36 million, or 6%, compared with the prior quarter, reflecting timing of employee-related costs.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Wholesale Banking net income for the six months ended April 30, 2020 was $490 million, an increase of $286 million, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Revenue was $2,307 million, an increase of $838 million, or 57%, compared with the same period last year, reflecting higher trading-related revenue from interest rate and foreign exchange trading, and higher underwriting fees, partially offset by losses in equity trading in very volatile markets in the second quarter.

PCL was $391 million, an increase of $389 million, compared with the same period last year. PCL – impaired was $246 million reflecting credit migration largely in the oil & gas sector. PCL – performing was $145 million, primarily related to a significant deterioration in the economic outlook, including its impact to credit migration.

Non-interest expenses were $1,268 million, an increase of $69 million, or 6%, compared with the same period last year, reflecting higher volume related expenses, and the impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 20

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net income (loss) – reported	$(202)	$(227)	$(161)	$(429)	$(353)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	68	70	78	138	158

Less: impact of income taxes	9	11	12	20	25
Net income (loss) – adjusted	$(143)	$(168)	$(95)	$(311)	$(220)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(199)	$(179)	$(176)	$(378)	$(358)
Other	56	11	81	67	120

Non-controlling interests	–	–	–	–	18
Net income (loss) – adjusted	$(143)	$(168)	$(95)	$(311)	$(220)

Selected volumes

Average number of full-time equivalent staff	17,833	17,458	16,710	17,644	16,466

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q2 2020 vs. Q2 2019

Corporate segment’s reported net loss for the quarter was $202 million, compared with a reported net loss of $161 million in the second quarter last year. The $41 million increase primarily reflects a lower contribution from other items and higher net corporate expenses, partially offset by lower amortization of intangibles. Other items decreased $25 million primarily reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $23 million as compared to the same period last year. Adjusted net loss was $143 million compared with an adjusted net loss of $95 million in the second quarter last year.

Quarterly comparison – Q2 2020 vs. Q1 2020

Corporate segment’s reported net loss for the quarter was $202 million, compared with a reported net loss of $227 million in the prior quarter. The $25 million decrease primarily reflects a higher contribution from other items, partially offset by higher net corporate expenses. Other items increased $45 million, primarily reflecting an unfavourable adjustment relating to hedge accounting in the prior quarter. Net corporate expenses increased $20 million as compared to the prior quarter. Adjusted net loss was $143 million compared with an adjusted net loss of $168 million in the prior quarter.

Year-to-date comparison – Q2 2020 vs. Q2 2019

Corporate segment’s reported net loss for the six months ended April 30, 2020 was $429 million, compared with a reported net loss of $353 million in the same period last year. The $76 million increase primarily reflects a smaller contribution from other items, higher net corporate expenses, and a contribution from non-controlling interests in the prior period. Other items decreased $53 million, largely reflecting lower revenue from treasury and balance sheet management activities and an unfavourable adjustment relating to hedge accounting in the current period. Net corporate expenses increased $20 million as compared to the same period last year. Adjusted net loss for the six months ended April 30, 2020 was $311 million, compared with an adjusted net loss of $220 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 21

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)					For the three months ended
	2020					2019		2018
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$6,460	$6,301	$6,175	$6,024	$5,872	$5,860	$5,756	$5,655

Non-interest income	4,068	4,308	4,165	4,475	4,356	4,138	4,380	4,244
Total revenue	10,528	10,609	10,340	10,499	10,228	9,998	10,136	9,899
Provision for credit losses	3,218	919	891	655	633	850	670	561
Insurance claims and related expenses	671	780	705	712	668	702	684	627
Non-interest expenses	5,121	5,467	5,543	5,374	5,248	5,855	5,366	5,131
Provision for (recovery of) income taxes	250	659	646	813	773	503	691	705

Equity in net income of an investment in TD Ameritrade	247	205	301	303	266	322	235	230
Net income – reported	1,515	2,989	2,856	3,248	3,172	2,410	2,960	3,105
Pre-tax adjustments for items of note[1]
Amortization of intangibles	68	70	74	75	78	80	76	77
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	–	607	–	–
Charges associated with the acquisition of Greystone	26	24	30	26	30	31	–	–

Charges associated with the Scottrade transaction[2]	–	–	–	–	–	–	25	18
Total pre-tax adjustments for items of note	94	94	104	101	108	718	101	95

Less: Impact of income taxes	10	11	14	11	14	175	13	73
Net income – adjusted	1,599	3,072	2,946	3,338	3,266	2,953	3,048	3,127

Preferred dividends	68	67	68	62	62	60	51	59
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$1,531	$3,005	$2,878	$3,276	$3,204	$2,893	$2,997	$3,068
Attributable to:
Common shareholders – adjusted	$1,531	$3,005	$2,878	$3,276	$3,204	$2,875	$2,979	$3,050
Non-controlling interests – adjusted	–	–	–	–	–	18	18	18

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$0.80	$1.61	$1.54	$1.75	$1.70	$1.27	$1.58	$1.65
Adjusted	0.85	1.66	1.59	1.79	1.75	1.57	1.63	1.67
Diluted earnings per share
Reported	0.80	1.61	1.54	1.74	1.70	1.27	1.58	1.65
Adjusted	0.85	1.66	1.59	1.79	1.75	1.57	1.63	1.66
Return on common equity – reported	6.9%	14.2%	13.6%	15.8%	16.5%	12.2%	15.8%	16.9%
Return on common equity – adjusted	7.3	14.6	14.0	16.2	17.0	15.0	16.3	17.1

(billions of Canadian dollars, except as noted)
Average earning assets	$1,374	$1,292	$1,264	$1,240	$1,191	$1,200	$1,183	$1,152

Net interest margin	1.91%	1.94%	1.94%	1.93%	2.02%	1.94%	1.93%	1.95%

[1]

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document. For further explanations of items of note for the quarters ended July 31, 2019, January 31, 2019, and July 31, 2018, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarters ended October 31, 2019 and October 31, 2018, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the earnings news release for the three months and twelve months ended October 31, 2019 and October 31, 2018, issued on December 5, 2019 and November 29, 2018, respectively.

[2]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the “Scottrade transaction”). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank’s acquisition of Scottrade Bank and the after-tax amounts for the Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 22

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	April 30, 2020	October 31, 2019
Assets
Cash and interest-bearing deposits with banks	$152,057	$30,446
Trading loans, securities, and other	131,830	146,000
Non-trading financial assets at fair value through profit or loss	8,668	6,503
Derivatives	73,836	48,894
Financial assets designated at fair value through profit or loss	3,579	4,040
Financial assets at fair value through other comprehensive income	120,705	111,104
Debt securities at amortized cost, net of allowance for credit losses	160,385	130,497
Securities purchased under reverse repurchase agreements	167,791	165,935
Loans, net of allowance for loan losses	746,970	684,608

Other	107,924	87,263

Total assets	$1,673,745	$1,415,290
Liabilities
Trading deposits	$26,398	$26,885
Derivatives	72,990	50,051
Financial liabilities designated at fair value through profit or loss	94,164	105,131
Deposits	1,078,306	886,977
Obligations related to securities sold under repurchase agreements	163,717	125,856
Subordinated notes and debentures	14,024	10,725

Other	130,812	121,964

Total liabilities	1,580,411	1,327,589

Total equity	93,334	87,701
Total liabilities and equity	$1,673,745	$1,415,290

Total assets were $1,674 billion as at April 30, 2020, an increase of $258 billion, or 18%, from October 31, 2019. The increase reflects cash and interest-bearing deposits with banks of $122 billion, loans, net of allowances for loan losses of $62 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $30 billion, derivatives of $25 billion, financial assets at fair value through other comprehensive income (FVOCI) of $10 billion, non-trading financial assets at fair value through profit or loss of $2 billion, securities purchased under reverse repurchase agreements of $1 billion, and other assets of $20 billion. The increase was partially offset by a decrease in trading loans, securities, and other of $14 billion. The change in the U.S. dollar from the prior fiscal year end increased assets by $33 billion, or 2%.

Cash and interest-bearing deposits with banks increased $122 billion primarily reflecting an increase in customer deposits.

Trading loans, securities, and other decreased $14 billion reflecting a decrease in equity positions, partially offset by an increase in government issued securities.

Non-trading financial assets at fair value through profit or loss increased $2 billion reflecting new investments.

Derivatives increased $25 billion reflecting higher mark-to-market values on interest rate swaps, partially offset by netting of positions.

Financial assets at FVOCI increased $10 billion reflecting new investments, partially offset by maturities.

Debt securities at amortized cost, net of allowance for credit losses increased $30 billion reflecting new investments, partially offset by maturities.

Securities purchased under reverse repurchase agreements increased $1 billion primarily reflecting an increase in trading volume.

Loans (net of allowance for loan losses) increased $62 billion reflecting growth in business and government loans, the impact of foreign exchange translation, and growth in residential mortgages, partially offset by a reduction in credit card loans.

Other assets increased $20 billion reflecting an increase in amounts receivable from brokers, dealers and clients, and the impact of right-of-use assets recorded upon adoption of IFRS 16.

Total liabilities were $1,580 billion as at April 30, 2020, an increase of $252 billion, or 19%, from October 31, 2019. The increase reflects deposits of $191 billion, obligations related to securities sold under repurchase agreements of $38 billion, derivatives of $23 billion, subordinated notes and debentures of $3 billion, and other liabilities of $8 billion. The increase was partially offset by decreases in financial liabilities designated at fair value through profit or loss of $11 billion. The change in the U.S. dollar from the prior fiscal year end increased liabilities by $32 billion, or 2%.

Derivatives increased $23 billion reflecting higher mark-to-market value on interest rate swaps and cross currency swaps, partially offset by netting of positions.

Financial liabilities designated at fair value through profit and loss decreased $11 billion reflecting maturities of funding instruments.

Deposits increased $191 billion reflecting growth in personal deposits, business and government deposits, and the impact of foreign exchange translation.

Obligations related to securities sold under repurchase agreements increased $38 billion reflecting participation in the Bank of Canada programs and an increase in trading volumes.

Subordinated notes and debentures increased $3 billion reflecting new issuances.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 23

Other liabilities increased $8 billion primarily reflecting amounts payable to brokers, dealers, and clients reflecting unsettled and pending trades and the impact of lease liabilities recorded upon adoption of IFRS 16.

Equity was $93 billion as at April 30, 2020, an increase of $6 billion, or 6%, from October 31, 2019. The increase reflects higher comprehensive income reflecting gains on cash flow hedges and foreign exchange translation.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2020 vs. Q2 2019

Gross impaired loans excluding Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans were $3,606 million as at April 30, 2020, an increase of $310 million, or 9%, compared with the second quarter last year. Canadian Retail gross impaired loans increased $286 million, or 30%, compared with the second quarter last year, largely reflecting new formations outpacing resolutions in the commercial portfolio, the suspension of certain collection activities in response to COVID-19 in consumer lending, and volume growth. U.S. Retail gross impaired loans decreased $317 million, or 13%, compared with the second quarter last year largely reflecting resolutions of prior year formations in the commercial portfolio primarily in the power and utilities sector, and a reclassification to performing for certain U.S. HELOC clients current with their payments. Wholesale gross impaired loans increased $341 million compared with the second quarter last year reflecting credit migration, largely in the oil & gas sector. Net impaired loans were $2,515 million as at April 30, 2020, a decrease of $7 million compared with the second quarter last year.

The allowance for credit losses of $7,929 million as at April 30, 2020 was comprised of Stage 3 allowance for impaired loans of $1,147 million, Stage 2 allowance of $3,637 million and Stage 1 allowance of $3,132 million. The stage 1 and 2 allowances are for performing loans and off-balance sheet instruments, and the allowance for debt securities of $13 million.

The Stage 3 allowance for loan losses increased $350 million, or 44%, reflecting credit migration in Wholesale Banking. The Stage 1 and Stage 2 allowance for loan losses increased $2,683 million, or 66%, reflecting a significant deterioration in the economic outlook related to the COVID-19 pandemic, including its impact to credit migration, and the impact of foreign exchange, partially offset by the mitigating impact of a variety of deferral and government assistance programs in response to the pandemic. The change in the economic outlook incorporates a material increase in unemployment, substantial near-term GDP contraction, and assumes a gradual recovery where economic activity does not return to pre-crisis levels for an extended period. The allowance increase for consumer lending was largely reflected in the credit card, other personal lending, and auto portfolios, including $462 million attributable to the partner’s share of the U.S. strategic cards portfolio. The Business and Government allowance increase was reflected across multiple industries, including the oil & gas sector.

The allowance for debt securities increased by $9 million compared with the second quarter last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast this period. For the downside forecast, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk this quarter. Refer to Note 3 of the Bank’s second quarter 2020 Interim Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s estimates of the potential impact of COVID-19 and lower crude oil prices. The Bank continues to monitor the effects of COVID-19. During the quarter, the Bank introduced several customer assistance initiatives including payment deferrals and government assistance programs. Consistent with regulatory guidance, participation in these programs does not, in and of itself, trigger stage migration. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be refined in future quarters. Refer to Note 3 of the Bank’s second quarter 2020 Interim Consolidated Financial Statements for additional detail.

Since the beginning of fiscal 2020, West Texas Intermediate crude oil prices fell from approximately US$56 per barrel to US$19 as at April 30, 2020. Within the Wholesale and Commercial portfolios, the Bank had $5.8 billion of drawn exposure to oil and gas producers and services as at April 30, 2020, representing less than 1% of the Bank’s total gross loans and acceptances outstanding. Of the $5.8 billion drawn exposure, $0.5 billion is to investment grade borrowers and $5.3 billion to non-investment grade borrowers based on the Bank’s internal rating system. The oil and gas exposure is broadly diversified and consistent with the Bank’s North American strategy. Within the retail credit portfolios, the Bank had $62 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at April 30, 2020, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank’s total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios and, at this time, based on the Bank’s most recent reviews, potential losses associated with the Bank’s exposure to oil and gas producers and services are expected to be manageable.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $275 billion in such debt securities of which $275 billion are performing securities (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $11 million, respectively.

Quarterly comparison – Q2 2020 vs. Q1 2020

Gross impaired loans excluding FDIC covered loans and other ACI loans increased $399 million, or 12%, compared with the prior quarter largely reflecting an increase in the Wholesale segment, primarily related to the oil & gas sector, and the impact of foreign exchange. Impaired loans net of allowance increased $179 million, or 8%, compared with the prior quarter largely reflecting an increase in the Wholesale segment, primarily related to the oil & gas sector, and the impact of foreign exchange.

The allowance for credit losses of $7,929 million as at April 30, 2020, was comprised of Stage 3 allowance for impaired loans of $1,147 million, Stage 2 allowance of $3,637 million and Stage 1 allowance of $3,132 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments, and the allowance for debt securities of $13 million. The Stage 3 allowance for loan losses increased $248 million, or 28%, largely reflecting credit migration in the Wholesale segment. The Stage 1 and Stage 2 allowance for loan losses increased $2,372 million, or 54%, reflecting a significant deterioration in the economic outlook related to the COVID-19 pandemic, including its impact to credit migration, and the impact of foreign exchange, partially offset by the mitigating impact of Bank-led deferral and government assistance programs available. The change in the economic outlook incorporates a material increase in unemployment,

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 24

substantial near-term GDP contraction, and assumes a gradual recovery where economic activity does not return to pre-crisis levels for an extended period. The allowance increase for consumer lending was largely reflected in the credit card, other personal lending, and auto portfolios, including $438 million attributable to the partner’s share of the U.S. strategic cards portfolio. The Business and Government allowance increase was reflected across multiple industries, including oil and gas.

The allowance for debt securities increased by $9 million compared to the prior quarter.

For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s second quarter 2020 Interim Consolidated Financial Statements.

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,207	$3,032	$3,534	$3,032	$3,154
Classified as impaired during the period	1,783	1,689	1,340	3,472	3,062
Transferred to performing during the period	(288)	(257)	(489)	(545)	(689)
Net repayments	(289)	(420)	(358)	(709)	(729)
Disposals of loans	(15)	–	(14)	(15)	(14)
Amounts written off	(899)	(848)	(769)	(1,747)	(1,535)
Recoveries of loans and advances previously written off	–	–	–	–	–

Exchange and other movements	107	11	52	118	47
Impaired loans as at end of period	$3,606	$3,207	$3,296	$3,606	$3,296

[1]	Excludes FDIC covered loans and other ACI loans.

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES1

(millions of Canadian dollars, except as noted)			As at
	April 30 2020	January 31 2020	April 30 2019
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,725	$2,149	$1,691
Stage 2 allowance for loan losses	3,099	1,653	1,297
Stage 3 allowance for loan losses	1,101	881	790
Total allowance for loan losses for on-balance sheet loans	6,925	4,683	3,778
Allowance for off-balance sheet instruments[2]
Stage 1 allowance for loan losses	407	317	580
Stage 2 allowance for loan losses	538	278	518
Stage 3 allowance for loan losses	46	18	7

Total allowance for off-balance sheet instruments	991	613	1,105

Allowance for loan losses	7,916	5,296	4,883

Allowance for debt securities	13	4	4
Allowance for credit losses	$7,929	$5,300	$4,887
Impaired loans, net of allowance[3,4]	$2,515	$2,336	$2,522
Net impaired loans as a percentage of net loans[3,4]	0.33%	0.33%	0.37%
Provision for credit losses as a percentage of net average loans and acceptances	1.76	0.52	0.39

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.
[3]	Excludes FDIC covered loans and other ACI loans.
[4]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

Canadian benchmark rate for qualifying insured mortgages

On February 18, 2020, the Department of Finance Canada announced changes to the minimum qualifying rate for insured mortgages. The new benchmark rate is expected to be the weekly median 5-year fixed insured mortgage rate plus 2% compared to the current benchmark rate of the average of the five-year fixed rates posted by the D-SIBs. The Department of Finance Canada has suspended the April 6, 2020 effective date and the Bank will continue to monitor further developments.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 25

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					April 30, 2020
Total	$204,586	$58,362	$262,948	$33,876	$296,824

					October 31, 2019
Total	$200,952	$56,503	$257,455	$34,550	$292,005
[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TABLE 20:  REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								April 30, 2020
Canada
Atlantic provinces	$3,237	1.6%	$2,977	1.5%	$346	0.4%	$1,311	1.4%	$3,583	1.2%	$4,288	1.4%
British Columbia[4]	10,326	5.0	28,029	13.7	1,807	2.0	15,516	16.8	12,133	4.1	43,545	14.7
Ontario[4]	29,623	14.5	73,834	36.1	6,392	6.9	45,112	48.9	36,015	12.1	118,946	40.1
Prairies[4]	21,687	10.6	16,448	8.0	2,908	3.2	11,181	12.1	24,595	8.3	27,629	9.3
Québec	8,507	4.2	9,918	4.8	1,092	1.2	6,573	7.1	9,599	3.2	16,491	5.6

Total Canada	73,380	35.9%	131,206	64.1%	12,545	13.7%	79,693	86.3%	85,925	28.9%	210,899	71.1%

United States	1,029		37,835		–		12,003		1,029		49,838
Total	$74,409		$169,041		$12,545		$91,696		$86,954		$260,737
								October 31, 2019
Canada
Atlantic provinces	$3,340	1.7%	$2,861	1.4%	$363	0.4%	$1,297	1.4%	$3,703	1.3%	$4,158	1.4%
British Columbia[4]	10,944	5.4	26,395	13.1	1,872	2.1	15,302	16.8	12,816	4.4	41,697	14.3
Ontario[4]	31,299	15.6	69,399	34.5	6,650	7.3	43,970	48.3	37,949	13.0	113,369	38.8
Prairies[4]	22,283	11.1	16,062	8.0	3,008	3.3	11,125	12.2	25,291	8.7	27,187	9.3
Québec	8,823	4.4	9,546	4.8	1,149	1.3	6,317	6.9	9,972	3.4	15,863	5.4

Total Canada	76,689	38.2%	124,263	61.8%	13,042	14.4%	78,011	85.6%	89,731	30.8%	202,274	69.2%

United States	938		33,750		–		11,549		938		45,299
Total	$77,627		$158,013		$13,042		$89,560		$90,669		$247,573

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							April 30, 2020
Canada	1.0%	3.4%	6.9%	19.4%	46.0%	22.8%	0.5%	–%	100%

United States	5.3	5.4	4.8	6.4	23.6	52.1	2.1	0.3	100
Total	1.7%	3.7%	6.6%	17.3%	42.4%	27.5%	0.8%	–%	100%
							October 31, 2019
Canada	1.0%	3.6%	6.5%	16.2%	44.2%	27.8%	0.7%	–%	100%

United States	4.8	6.3	4.8	6.1	25.8	49.9	2.0	0.3	100
Total	1.6%	4.0%	6.3%	14.7%	41.4%	31.1%	0.9%	–%	100%

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 26

TABLE 22:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		April 30, 2020			October 31, 2019
Canada
Atlantic provinces	73%	70%	73%	73%	69%	72%
British Columbia[6]	67	63	66	67	62	65
Ontario[6]	68	65	67	68	65	67
Prairies[6]	73	71	72	73	70	72

Québec	73	73	73	73	72	73

Total Canada	69	66	68	69	66	68

United States	68	62	66	70	62	68
Total	69%	65%	67%	69%	65%	68%
[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 27

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											April 30, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	12	12	–	–	24	24	7	15	–	22	58
Ireland	–	–	321	321	7	1	165	173	–	–	27	27	521
Portugal	–	–	–	–	–	141	30	171	11	–	–	11	182

Spain	–	–	88	88	–	–	96	96	8	564	11	583	767

Total GIIPS	–	–	421	421	7	142	315	464	26	579	38	643	1,528

Rest of Europe
Austria	–	–	18	18	4	57	18	79	–	1,069	–	1,069	1,166
Belgium	278	–	175	453	885	18	161	1,064	27	314	–	341	1,858
Denmark	–	363	1	364	–	36	297	333	–	524	39	563	1,260
Finland	–	–	9	9	–	31	120	151	–	1,074	31	1,105	1,265
France	682	1,140	978	2,800	58	672	1,219	1,949	177	3,412	220	3,809	8,558
Germany	1,483	499	386	2,368	899	843	1,086	2,828	319	8,409	49	8,777	13,973
Netherlands	1,150	404	246	1,800	543	364	873	1,780	70	2,827	216	3,113	6,693
Norway	–	400	31	431	–	418	46	464	8	407	750	1,165	2,060
Sweden	–	–	69	69	–	137	105	242	15	1,783	650	2,448	2,759
Switzerland	1,409	162	336	1,907	588	–	725	1,313	19	–	90	109	3,329
United Kingdom	3,413	10,887	729	15,029	1,622	1,061	5,945	8,628	122	791	1,378	2,291	25,948

Other[6]	–	–	112	112	7	111	449	567	7	144	–	151	830

Total Rest of Europe	8,415	13,855	3,090	25,360	4,606	3,748	11,044	19,398	764	20,754	3,423	24,941	69,699
Total Europe	$8,415	$13,855	$3,511	$25,781	$4,613	$3,890	$11,359	$19,862	$790	$21,333	$3,461	$25,584	$71,227
Country											October 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	27	27	13	–	6	19	56
Ireland	–	–	298	298	14	–	311	325	–	–	1	1	624
Portugal	–	–	–	–	–	56	1	57	2	–	–	2	59

Spain	–	–	116	116	–	–	125	125	25	594	56	675	916

Total GIIPS	–	–	424	424	14	56	464	534	40	594	63	697	1,655

Rest of Europe
Austria	–	–	18	18	4	61	16	81	1	668	–	669	768
Belgium	263	–	189	452	803	12	511	1,326	10	82	5	97	1,875
Denmark	–	92	–	92	2	65	283	350	4	464	49	517	959
Finland	–	77	9	86	–	49	141	190	–	969	29	998	1,274
France	576	1,163	811	2,550	23	505	2,131	2,659	162	3,508	244	3,914	9,123
Germany	1,272	520	364	2,156	683	832	1,163	2,678	295	8,662	139	9,096	13,930
Netherlands	485	392	236	1,113	412	477	687	1,576	72	3,096	361	3,529	6,218
Norway	–	397	31	428	1	307	38	346	3	576	678	1,257	2,031
Sweden	–	–	27	27	–	193	109	302	20	1,433	651	2,104	2,433
Switzerland	664	58	324	1,046	363	–	981	1,344	19	–	144	163	2,553
United Kingdom	3,227	6,736	717	10,680	1,457	693	7,889	10,039	155	983	1,656	2,794	23,513

Other[6]	–	–	116	116	11	100	489	600	2	35	10	47	763

Total Rest of Europe	6,487	9,435	2,842	18,764	3,759	3,294	14,438	21,491	743	20,476	3,966	25,185	65,440
Total Europe	$6,487	$9,435	$3,266	$19,188	$3,773	$3,350	$14,902	$22,025	$783	$21,070	$4,029	$25,882	$67,095
[1]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at April 30, 2020, or October 31, 2019.

[2]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.6 billion (October 31, 2019 – $1.1 billion) for GIIPS and $76.8 billion for the rest of Europe (October 31, 2019 – $84.5 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[3]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[4]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at April 30, 2020 and nil as at October 31, 2019.
[5]	The reported exposures do not include $7 million notional amount of protection the Bank purchased through CDS (October 31, 2019 – $26 million).
[6]

Other European exposure is distributed across 9 countries (October 31, 2019 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at April 30, 2020.

Of the Bank’s European exposure, approximately 97% (October 31, 2019 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $14.9 billion (October 31, 2019 – $14.0 billion) of exposure to supranational entities with European sponsorship and $3.7 billion (October 31, 2019 – $2.9 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 28

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2019 Annual Report.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as D-SIBs, for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB). As a result of the designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB common equity ratio requirement, the Bank’s G-SIB designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. For further detail, please refer to the “Global Systemically Important Banks Designation and Disclosures” section of the Bank’s 2019 Annual Report.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures. Due to COVID-19, several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at April 30, 2020, the CCB is only applicable to private sector credit exposures located in Hong Kong, Luxembourg and Norway. Based on the allocation of exposures and buffers currently in place in these countries, the Bank’s countercyclical buffer requirement is 0% as at April 30, 2020.

On June 25, 2018, OSFI provided greater transparency related to a previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public DSB. The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. On March 13, 2020, OSFI announced that the previously set 2.25% DSB effective April 30, 2020, would be lowered to 1.00% effective immediately, and not increased for at least 18 months from March 13, 2020. Inclusive of the 1.00% DSB, the CET1 regulatory minimum is 9.00%. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan. This action was undertaken to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned, to a factor of 75%, in the fourth quarter of fiscal 2018. As noted in the “Regulatory Capital Developments in Response to COVID-19” section below, the floor factor was lowered to 70%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk, capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. On November 1, 2019, the one-year grandfathering of the capital treatment eliminating the initial impact of the revisions to the securitization framework expired.

The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The Canadian Bail-in regime, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline, came into effect on September 23, 2018. Under this guideline, the Bank is required to meet target TLAC requirements by November 1, 2021. The Bank is currently subject to a target risk-based TLAC ratio of 22.5% of RWA and a TLAC leverage ratio of 6.75%. There is no impact to the supervisory target risk-based TLAC ratio or TLAC leverage ratio requirements as a result of the Bank’s G-SIB designation.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada in the first quarter of 2021. In January 2020, OSFI issued further guidance to move the implementation date from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements. To facilitate implementation of the revised requirements, OSFI is providing a transition period for fiscal 2020 and 2021, during which time banks currently reporting under AMA, are required to report operational risk capital using the current standardized approach.

On March 27, 2020, OSFI announced the deferral in implementation of the remaining measures of the Basel III reforms until 2023. This includes revisions to the operational risk framework that would extend the transition period in implementation of the revised requirements from fiscal 2021 to 2022.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 29

Regulatory Capital Developments in Response to COVID-19

Below are additional capital regulatory developments further to the OSFI announcement noted above on March 13, 2020, where OSFI lowered the DSB to 1.00% to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions.

On March 27, 2020, OSFI announced regulatory adjustments to support the financial and operational resilience of federally regulated banks in response to impacts stemming from COVID-19. OSFI has determined that under regulatory capital requirements, bank loans subject to payment deferrals, such as mortgage loans, small business loans, retail loans and mid-market commercial loans will continue to be treated as performing loans under the CAR Guideline. These loans will not be subject to a different risk weight under the Standardized Approach to credit risk and will not be considered delinquent when determining the probability of default under the Internal Ratings Based (IRB) Approach as a result of the payment deferrals. Deposit-Taking Institutions (DTIs) should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. This temporary capital treatment will remain in place for the duration of the payment deferral, up to a maximum of 6 months. Institutions granting payment deferrals will be subject to additional reporting requirements with respect to these loans.

On March 27, 2020, OSFI announced that transitional arrangements will be introduced for expected credit loss provisioning that are available under the Basel Framework, with the calculation clarified further in the April 9, 2020 announcement noted below.

On March 27, 2020, OSFI announced that on a temporary basis, institutions subject to market risk capital requirements and using internal models are permitted to reduce the stressed VaR multiplier, that they were subject to at the end of the last fiscal quarter, by two. This means that the stressed VaR multipliers will temporarily not be subject to a minimum value of three. This reduction can be applied retrospectively for the entirety of the current fiscal quarter. All institutions subject to market risk capital requirements are required to update their stress period and continue to do so on a bi-weekly basis, and report to OSFI on a weekly basis with their VaR and stressed VaR Risk Weighted Asset amounts. On March 27, 2020, OSFI announced that institutions are expected to remove hedges of Funding Valuation Adjustment (FVA) from the calculation of market risk capital. This addresses an asymmetry in the current rule where these hedges of FVA are included while the underlying exposures to FVA are not. This removal should be effective to the beginning of the current fiscal quarter.

On March 27, 2020, OSFI issued guidance on the capital treatment for exposures acquired through new Government of Canada programs referenced in “The Bank’s Response to COVID-19” section of this document. The new CEBA Program is funded by the Government of Canada, and the loan exposures within this program can be excluded from the risk-based capital ratios calculated under the CAR Guideline and from the leverage ratio calculated under the LR Guideline. For the EDC Business Credit Availability Program, the government-guaranteed portion of the loan would be treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan would be included in the leverage ratio calculation.

On April 9, 2020, OSFI announced that DTIs can temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. This treatment is effective immediately and will remain in place until April 30, 2021. OSFI expects that institutions will use the additional lending capacity resulting from the leverage ratio exclusions to support lending and financial intermediation activities and expects this not to be distributed (e.g. as dividends or bonus payments).

On April 9, 2020, OSFI announced that the capital floor factor used in the IRB approach to credit risk will be lowered from 75% to 70%, effective immediately. The floor factor of 70% is expected to stay in place until the domestic implementation of the Basel III capital floor in the first quarter of 2023. The 70% level ensures that the floor continues to protect against model risk while maintaining the risk sensitivity of the capital framework for DTIs subject to the IRB approach.

On April 9, 2020, OSFI provided guidance on the calculation of the transitional adjustment to capital for ECL provisioning. For exposures treated under the Standardized Approach (SA), DTIs should compare Stage 1 and Stage 2 allowances allocated to the SA as at the reporting period with the baseline amount of Stage 1 and Stage 2 allowances allocated to the SA as at the first quarter of 2020 (for October year-end DTIs). The increase in allocated allowances is then tax effected and multiplied by the scaling factor for the reporting period. The resulting amount should be added to CET1 capital and the allowances that may be included in Tier 2 capital under the SA are the total eligible allowances less the amount included in CET1 capital.

Similarly, for exposures under the IRB approach, DTIs should compare Stage 1 and Stage 2 allowances allocated to IRB portfolios as at the reporting period with the baseline amount of Stage 1 and Stage 2 allowances allocated to IRB portfolios as at the first quarter of 2020 (for October year-end DTIs). The increase in allocated allowances is then tax effected and multiplied by the scaling factor for the reporting period. DTIs should then take the lower of (i) this result and (ii) excess allowances eligible for inclusion in Tier 2 capital, and add this amount to CET1 capital. The allowances that may be included in Tier 2 capital are the total eligible allowances under the IRB approach less the amount included in CET1 capital.

For the above SA and IRB approach calculations, the scaling factor is set at 70% in fiscal 2020, 50% in fiscal 2021 and 25% in fiscal 2022. The transitional adjustment to CET1 capital will be made to Gross CET1 and therefore will affect deductions that use 10% of CET1 as a threshold, as well as large exposure limits, Tier 1 Capital (for both risk-based and leverage purposes), Total Capital, and TLAC. Additionally, allowances subject to this transition should continue to be included in the allowance adjustment for the capital floor, as the floor adjustment for allowances in capital does not differentiate between CET1 and Tier 2 capital. As part of their Pillar 3 regulatory capital disclosure, DTIs are required to disclose the transitional scalar applied during the reporting period as well as each of the CET1, Tier 1 Capital, Total Capital, Leverage and TLAC ratios had the transitional arrangement for ECL provisioning not been applied.

On April 16, 2020, OSFI published a series of frequently asked questions and answers (FAQs) on regulatory reporting requirements and the recent measures announced to address issues stemming from COVID-19. Since then OSFI has continued to add to their FAQs as new questions arise.

On April 23, 2020, OSFI published guidance in the frequently asked questions and answers on the capital treatment for users of the Boston Federal Reserve’s PPP Lending Facility specifying that PPP loans pledged under such a facility can be excluded from the risk-based capital and leverage ratios.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 30

The following table provides details of TD’s regulatory capital position.

TABLE 24: CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)			As At
	April 30 2020	October 31 2019	April 30 2019
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$21,864	$21,828	$21,830
Retained earnings	49,702	49,497	47,980
Accumulated other comprehensive income	15,970	10,581	9,743
Common Equity Tier 1 Capital before regulatory adjustments	87,536	81,906	79,553
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(20,707)	(19,712)	(20,022)
Intangibles (net of related tax liability)	(2,267)	(2,389)	(2,417)
Deferred tax assets excluding those arising from temporary differences	(286)	(245)	(248)
Cash flow hedge reserve	(4,237)	(1,389)	389
Shortfall of provisions to expected losses	(273)	(1,148)	(1,233)
Gains and losses due to changes in own credit risk on fair valued liabilities	(200)	(132)	(116)
Defined benefit pension fund net assets (net of related tax liability)	(13)	(13)	(10)
Investment in own shares	(75)	(22)	(31)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	(2,292)	(1,814)	(1,596)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[1]	511	–	–

Total regulatory adjustments to Common Equity Tier 1 Capital	(29,839)	(26,864)	(25,284)
Common Equity Tier 1 Capital	57,697	55,042	54,269
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,798	5,795	5,345

Directly issued capital instruments subject to phase out from Additional Tier 1	1,173	1,196	1,744
Additional Tier 1 Capital instruments before regulatory adjustments	6,971	6,991	7,089
Additional Tier 1 Capital instruments regulatory adjustments

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(350)	(350)	(350)

Additional Tier 1 Capital	6,621	6,641	6,739
Tier 1 Capital	64,318	61,683	61,008
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	13,825	10,527	8,770
Directly issued capital instruments subject to phase out from Tier 2	200	198	198

Collective allowances	1,875	1,874	1,811
Tier 2 Capital before regulatory adjustments	15,900	12,599	10,779
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	(1)	–	(7)

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(161)	(160)	(167)

Tier 2 Capital	15,739	12,439	10,612
Total Capital	$80,057	$74,122	$71,620
Risk-weighted assets	523,979	455,977	452,267
Capital Ratios and Multiples[2]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	11.0%	12.1%	12.0%
Tier 1 Capital (as percentage of risk-weighted assets)	12.3	13.5	13.5
Total Capital (as percentage of risk-weighted assets)	15.3	16.3	15.8

Leverage ratio[3]	4.2	4.0	4.2
[1]	Represents ECL transitional arrangements provided by OSFI.
[2]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 10.9%, 12.2%, 15.3%, and 4.2%, respectively.
[3]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

As at April 30, 2020, the Bank’s CET1, Tier 1, and Total Capital ratios were 11.0%, 12.3%, and 15.3%, respectively. Compared with the Bank’s CET1 Capital ratio of 12.1% at October 31, 2019, the CET1 Capital ratio decreased due to RWA increases across Wholesale Banking and U.S. Retail, common shares repurchases and unrealized losses on FVOCI securities. The decrease was partially offset by the OSFI transitional treatment for increased ECL provisioning reclassified from Tier 2 to CET1 capital for standardized portfolios, a reduction of the expected loss shortfall deduction and lower organic capital generation. Organic capital generation was lower than the prior quarter primarily due to higher provisions for credit losses.

As at April 30, 2020, the Bank’s Leverage ratio was 4.2%, compared with 4.0%, as at October 31, 2019. The Leverage ratio increased due to the OSFI adjustment to exclude central bank deposits and sovereign issued HQLA securities and capital generation, partially offset by increased exposures from business growth in U.S. Retail, Corporate and Wholesale Banking.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 31

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2019 Annual Report, are noted below.

On April 9, 2020, OSFI announced that In line with the BCBS decision, OSFI is extending the deadline for the implementation of the final two phases of the initial margin requirements for non-centrally cleared derivatives outlined in OSFI’s Guideline E-22, by one year. With this extension, the final implementation phase will take place on September 1, 2022, at which point covered entities with an aggregate average notional amount (AANA) of non-centrally cleared derivatives greater than CAD $12 billion will be subject to the requirements. As an intermediate step, from September 1, 2021, covered entities with an AANA of non-centrally cleared derivatives greater than CAD $75 billion will be subject to the requirements.

On April 3, 2020, OSFI announced that the 2020 global systemically important bank (G-SIB) assessment exercise will resume based on financial fiscal year end-2019 data and has agreed not to collect the memorandum data included in the data collection template. BCBS has postponed the implementation of the revised G-SIB framework by one year, from 2021 to 2022.

On March 27, 2020, OSFI announced the deferral in implementation of the remaining measures of the Basel III reforms published in December 2017 until 2023. This includes revisions to the Standardized Approach and Internal Ratings Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor. The implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 has been deferred by one year to the first quarter of 2023. The implementation date of the final set of revisions to the BCBS market risk framework (known as the “fundamental review of the trading book or FRTB”) published in January 2019 is deferred until the first quarter of 2024. The implementation date of revised credit valuation adjustment risk framework is also being delayed to the first quarter of 2024.

On March 13, 2020, OSFI announced that the previously set 2.25% DSB effective April 30, 2020, would be decreased to 1.00% effective immediately, and any increases to the buffer will not take effect for at least 18 months from March 13, 2020. Inclusive of the DSB, the CET1 regulatory minimum is 9.00%. In August 2018, OSFI provided notification to the Bank setting a supervisory target TLAC ratio at 23.0% of RWA, inclusive of the 1.50% DSB effective at that time, and the minimum TLAC leverage ratio at 6.75%. This is pursuant to the final guideline on TLAC issued by OSFI in April 2018. Beginning the first quarter of 2022, D-SIBs will be expected to meet the supervisory target TLAC ratio of 22.50% of RWA, inclusive of the 1.00% DSB if still in effect. Investments in TLAC issued by G-SIBs or Canadian D-SIBs will be required to be deducted from capital.

On March 11, 2020, OSFI issued a revised version of Guideline E-22, effective March 11, 2020. The revisions consist of a clarification on the treatment of securities issued by entities that receive capital support from the US government, and the extension of the final implementation of the initial margin requirements by one year. The extension of the final implementation of the initial margin requirements was aligned with the internationally agreed upon one-year extension. With this extension the final implementation phase will take place on September 1, 2021.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada in the first quarter of 2021. In January 2020, OSFI issued further guidance to move the implementation date from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements. To facilitate implementation of the revised requirements, OSFI is providing a transition period for fiscal 2020 and 2021, during which time banks currently reporting under AMA, are required to report operational risk capital using the current standardized approach. Further to the OSFI announcement noted above on March 27, 2020, the deferral in implementation of the remaining measures of the Basel III reforms until 2023 would extend the transition period in implementation of the revised requirements from fiscal 2021 to 2022.

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the three months ended April 30, 2020, the Bank repurchased 7.8 million common shares under its NCIB at an average price of $68.98 per share for a total amount of $541 million. During the six months ended April 30, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer by 1.25% of risk-weighted assets. In the news release, OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 32

TABLE 25: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	April 30, 2020	October 31, 2019
	Number of shares/units	Number of shares/units
Common shares outstanding	1,803.7	1,812.5

Treasury shares – common	(0.3)	(0.6)
Total common shares	1,803.4	1,811.9
Stock options
Vested	5.9	4.7
Non-vested	7.7	8.1
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5[1]	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0
Series 24	18.0	18.0

	232.0	232.0

Treasury shares – preferred	(0.2)	(0.3)
Total preferred shares	231.8	231.7
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2[2]	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[2]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.2 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 4.0 billion in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. On May 19, 2020, the Bank announced its intention to redeem on June 24, 2020 all of its outstanding $1.5 billion 2.692% NVCC subordinated debentures due June 24, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Refer to Note 19 of the Bank’s 2019 Annual Consolidated Financial Statements and Note 13 of the Bank’s second quarter 2020 Interim Consolidated Financial Statements for additional details.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 33

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the “Managing Risk” section of the Bank’s 2019 MD&A and this Report, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from its plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed in the “Risk Factors and Management” section of the 2019 MD&A and in the “Managing Risk” section of this document, and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document. For a discussion of risk factors that could adversely affect the Bank’s financial results and condition, refer to the “Risk Factors and Management” section of the 2019 MD&A. The following risk factor supplements the “Risk Factors and Management” section of the 2019 MD&A.

The COVID-19 pandemic has caused a significant global economic downturn which has adversely affected, and is expected to continue to adversely affect, the Bank’s business and results of operations, and the future impacts of the COVID-19 pandemic on the Canadian, U.S., and/or global economy and the Bank’s business, results of operations, and financial condition remain uncertain.

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic.

The COVID-19 pandemic has negatively impacted the Canadian, U.S., and global economies; disrupted Canadian, U.S., and global supply chains; lowered equity market valuations and created significant volatility and disruption in financial markets; contributed to a decrease in interest rates and yields on Canadian and U.S. treasury securities; resulted in ratings downgrades, credit deterioration and defaults in many industries; resulted in the closure of many businesses, leading to loss of revenues and increased unemployment; the institution of quarantines, social distancing, business closures, travel restrictions, and sheltering-in-place requirements in Canada, the U.S., and other countries; increased demands on capital and liquidity; and decreased consumer confidence. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to retail and commercial borrowers, and specific industries or countries. The COVID-19 pandemic’s impact on such borrowers could have significant adverse effects on the Bank’s financial results, businesses, financial condition or liquidity, including by influencing the recognition of credit losses in its loan portfolios and increasing its allowance for credit losses, particularly as businesses remain closed and as more customers are expected to draw on their lines of credit or seek additional loans to help finance their businesses. Should current economic conditions persist or continue to deteriorate, the Bank expects that this macroeconomic environment will continue to have an adverse effect on the business and results of operations, including decreased use of and demand for products and services; protracted periods of lower interest rates; lower asset management fees; lower sales and trading revenue due to decreased market liquidity resulting from heightened volatility; increased non-interest expenses including operational losses; downgrades to credit ratings; increased credit losses due to deterioration in the financial condition of borrowers, which may continue to increase provision for credit losses and net charge-offs; and the possibility that significant portions of the Bank’s employees, including key executives, may be unable to work effectively, including because of illness, quarantines, sheltering-in-place arrangements, government actions or other restrictions in connection with the pandemic. Additionally, the Bank’s liquidity and/or regulatory capital could be adversely impacted by customers’ withdrawal of deposits, difficulty in accessing liquidity at reasonable cost through the Bank’s funding programs; volatility and disruptions in the capital and credit markets; volatility in foreign exchange rates; and continued customer draws on lines of credit. Moreover, stress levels ultimately experienced by the Bank’s borrowers may be different from and more intense than assumptions made in earlier estimates or models used by the Bank during or prior to the emergence of the pandemic.

Governmental and regulatory authorities have taken, and are continuing to take, significant measures to provide economic assistance to individual households and businesses, stabilize the markets, and support economic growth. The success of these measures is unknown, and they may not be sufficient to fully mitigate the negative impact of the pandemic or avert continued recessionary conditions in the markets or economies in which the Bank operates. The Bank’s participation directly or on behalf of customers and clients in these measures may be criticized and subject the Bank to increased governmental and regulatory scrutiny, negative publicity or increased exposure to litigation, including class actions, or regulatory and government actions and proceedings, all of which could increase its operational, legal and compliance costs and damage its reputation. Furthermore, some measures, such as payment deferrals and other types of customer assistance, may have a negative impact on its business, financial condition, liquidity, and results of operations.

Moreover, the pandemic has created additional operational and compliance risks, including the need to quickly implement and execute new programs and procedures for the Bank’s products and services; provide enhanced safety measures for its employees and customers; comply with rapidly changing regulatory requirements; address the risk and increased incidence of, attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of its systems and networks as a larger number of employees work remotely. The Bank also faces increased risk as a result of its reliance on third parties to support its businesses; just as the Bank is subject to additional operational and compliance risks, including those listed above, each of its agents and third-party suppliers may be exposed to similar risks which could in turn impact the Bank’s operations.

Consumer behaviour has changed during the COVID-19 pandemic (and may remain so changed even if economic conditions rebound and COVID-19 restrictions such as quarantines, travel restrictions, and business closures are lifted), and it is unclear how the macroeconomic business environment or societal norms may unfold after the pandemic. The post-COVID-19 environment may undergo unexpected developments or changes in financial markets, the fiscal, tax and regulatory environments, and consumer behaviour. These developments and changes could have an adverse impact on the Bank’s results of operations and financial condition. Ongoing business and regulatory uncertainties and changes may make the Bank’s longer-term business, balance sheet and budget planning more difficult or costly. The Bank, its management and its businesses may also experience increased or different competitive and other challenges in this environment. To the extent that the Bank is not able to adapt or compete effectively, it could experience loss of business and its results of operations and financial condition could suffer.

The extent to which the COVID-19 pandemic impacts the Bank’s business, results of operations, corporate reputation or financial condition, as well as regulatory capital and liquidity ratios, will depend on future developments in Canada, the U.S. and globally, including the scope and duration of the pandemic, the continued effectiveness of business continuity plans, the direct and indirect impact of the pandemic on its customers, employees, counterparties and service providers, and actions taken by governmental, regulatory and other authorities in response to the pandemic and the impact and effectiveness of those actions, all of which are highly uncertain and cannot be predicted. Furthermore, the recessionary conditions being seen in the Canadian and U.S. economies may be prolonged, and the Bank’s business could be severely and adversely affected by a prolonged recession. To the extent the COVID-19 pandemic adversely affects the Bank’s business, results of operations, corporate reputation or financial condition, it may also have the effect of heightening many of the other risks described under “Risk Factors That May Affect Future Results” in the Bank’s 2019 MD&A.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 34

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2019 Annual Report. Additional information on risk factors can be found in the 2019 MD&A under the heading “Risk Factors and Management” and in this document under the heading “Risk Factors that may Affect the Bank’s Results”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2019 Annual Report which is supplemented by the risk factors set out in the “Risk Factors that may Affect our Results” section of this document.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2020.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 26: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches1

(millions of Canadian dollars)	As at
	April 30, 2020			October 31, 2019
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,165	$398,724	$401,889	$4,380	$386,840	$391,220
Qualifying revolving retail	–	163,766	163,766	–	131,863	131,863

Other retail	3,542	85,853	89,395	8,015	84,658	92,673

Total retail	6,707	648,343	655,050	12,395	603,361	615,756
Non-retail
Corporate	161,907	459,426	621,333	135,283	401,096	536,379
Sovereign	171,043	268,131	439,174	104,412	140,304	244,716

Bank	18,961	106,373	125,334	18,165	118,418	136,583

Total non-retail	351,911	833,930	1,185,841	257,860	659,818	917,678
Gross credit risk exposures	$358,618	$1,482,273	$1,840,891	$270,255	$1,263,179	$1,533,434

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 35

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 27: MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)		As at
	April 30, 2020				October 31, 2019
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$146,760	$532	$146,228	$–	$25,583	$215	$25,368	$–	Interest rate
Trading loans, securities, and other	131,830	128,281	3,549	–	146,000	143,342	2,658	–	Interest rate
Non-trading financial assets at fair value through profit or loss	8,668	–	8,668	–	6,503	–	6,503	–	Equity,
									foreign exchange,
									interest rate
Derivatives	73,836	69,202	4,634	–	48,894	45,716	3,178	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at fair value through profit or loss	3,579	–	3,579	–	4,040	–	4,040	–	Interest rate
Financial assets at fair value through other comprehensive income	120,705	–	120,705	–	111,104	–	111,104	–	Equity,
									foreign exchange,
									interest rate
Debt securities at amortized cost, net of allowance for credit losses	160,385	–	160,385	–	130,497	–	130,497	–	Foreign exchange,
									interest rate
Securities purchased under reverse repurchase agreements	167,791	6,291	161,500	–	165,935	4,843	161,092	–	Interest rate
Loans, net of allowance for loan losses	746,970	–	746,970	–	684,608	–	684,608	–	Interest rate
Customers’ liability under acceptances	14,395	–	14,395	–	13,494	–	13,494	–	Interest rate
Investment in TD Ameritrade	10,175	–	10,175	–	9,316	–	9,316	–	Equity
Other assets[1]	1,730	–	1,730	–	1,774	–	1,774	–	Interest rate
Assets not exposed to market risk	86,921	–	–	86,921	67,542	–	–	67,542
Total Assets	1,673,745	204,306	1,382,518	86,921	1,415,290	194,116	1,153,632	67,542
Liabilities subject to market risk
Trading deposits	26,398	12,029	14,369	–	26,885	10,182	16,703	–	Interest rate
Derivatives	72,990	69,544	3,446	–	50,051	45,361	4,690	–	Equity,
									foreign exchange,
									interest rate
Securitization liabilities at fair value	13,473	13,473	–	–	13,058	13,058	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	94,164	29	94,135	–	105,131	9	105,122	–	Interest rate
Deposits	1,078,306	–	1,078,306	–	886,977	–	886,977	–	Interest rate,
									foreign exchange
Acceptances	14,395	–	14,395	–	13,494	–	13,494	–	Interest rate
Obligations related to securities sold short	28,731	28,064	667	–	29,656	28,419	1,237	–	Interest rate
Obligations related to securities sold under repurchase agreements	163,717	2,120	161,597	–	125,856	2,973	122,883	–	Interest rate
Securitization liabilities at amortized cost	14,516	–	14,516	–	14,086	–	14,086	–	Interest rate
Subordinated notes and debentures	14,024	–	14,024	–	10,725	–	10,725	–	Interest rate
Other liabilities[1]	16,742	–	16,742	–	17,597	–	17,597	–	Equity, interest rate
Liabilities and Equity not exposed to market risk	136,289	–	–	136,289	121,774	–	–	121,774
Total Liabilities and Equity	$1,673,745	$125,259	$1,412,197	$136,289	$1,415,290	$100,002	$1,193,514	$121,774

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 36

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ended April 30, 2020, there were 13 days of trading losses and trading net revenue was positive for 80% of the trading days, reflecting volatile markets. Losses in the quarter exceeded VaR on 4 trading days.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. For much of the second quarter of 2020, Stressed VaR was calculated using the one-year period that began on February 1, 2008. At quarter-end, Stressed VaR was calculated using the one-year period that began on March 29, 2019. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 37

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 28:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the six months ended
					April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$24.1	$19.7	$32.9		$7.6	$13.8	$8.6	$16.7	$10.8
Credit spread risk	68.6	47.9	109.3		9.2	9.5	12.2	28.7	16.0
Equity risk	18.3	10.5	32.4		3.5	6.9	6.7	8.7	6.9
Foreign exchange risk	6.8	4.8	10.4		1.9	4.4	5.4	4.6	6.0
Commodity risk	6.4	2.9	7.0		1.2	2.0	2.2	2.4	2.4
Idiosyncratic debt specific risk	47.4	34.2	55.3		15.9	14.5	15.1	24.3	17.6
Diversification effect[1]	(111.8)	(68.6)	n/m	[2]	n/m	(31.6)	(29.2)	(50.0)	(35.4)
Total Value-at-Risk (one-day)	59.8	51.4	118.8		20.0	19.5	21.0	35.4	24.3
Stressed Value-at-Risk (one-day)	54.3	76.6	126.9		49.9	44.9	43.5	60.8	52.6
Incremental Risk Capital Charge(one-year)	$450.2	$338.0	$481.1		$170.5	$209.8	$204.2	$273.9	$219.5

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

The COVID-19 pandemic has caused turbulence in global markets that has resulted in an increase in market risk reflecting the volatility experienced across all asset classes in the second quarter of 2020. Key factors impacting VaR models are wider credit spreads and new scenario shocks rolling into the most recent 259-day trading window this quarter.

The market risk increased in the current quarter compared to the last quarter mainly reflecting the increased market volatility in March and April of 2020. The Bank maintained stable market risk exposures throughout the period. However, the extreme changes in the market conditions exacerbated VaR and Stressed VaR levels.

Average VaR increased compared to the prior quarter and compared to the same quarter last year due to the volatility observed in a number of risk factors in March as a result of the COVID-19 pandemic: volatile interest rates in major currencies impacted government bond and interest rate swap holdings; widening credit spreads impacted corporate and government bond positions.

Average Stressed VaR increased both quarter over quarter and compared to the same quarter last year because of widening credit spreads and market fluctuations in Canadian equities.

Average IRC increased compared to the prior quarter and the same quarter last year from widening credit spreads.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book (IRRBB) does not include exposures from TD’s Wholesale Banking or Insurance businesses.

As of January 31, 2020, the Bank’s structural interest rate risk measures changed in connection with the updated OSFI Guideline B-12 for IRRBB. The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. The measure excludes product margins and shareholders’ equity. The updated EVE Sensitivity reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity. A target term profile for equity was included in the Bank’s previous Economic Value at Risk measure.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period. The Bank’s previous NIIS primarily focused on the risk arising from “mismatched positions”. Mismatched positions arise when asset and liability principal and interest cash flows (determined based on contractual cash flows, product optionality and target-modeled maturity profiles for non-maturity products) have different interest payment, repricing or maturity dates.

The Bank policy as approved by the Risk Committee sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to Board policy limits, book-level risk limits consistent with the overall Board Market Risk Policy are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE Sensitivity and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 38

TABLE 29:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	April 30, 2020						January 31, 2020		October 31, 2019
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(114)	$(2,005)	$(2,119)	$723	$879	$1,602	$(2,021)	$909	$(1,832)	$890

100 bps decrease in rates	(110)	432	322	(565)	(575)	(1,140)	803	(1,282)	618	(1,231)

[1] Represents	the twelve-month NII exposure to an immediate and sustained shock in rates.

As at April 30, 2020, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $2,119 million, an increase of $98 million from last quarter, and a positive impact to the Bank’s NII of $1,602 million, an increase of $693 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $322 million, a decrease of $481 million from last quarter, and a negative impact to the Bank’s NII of $1,140 million, a decrease of $142 million from last quarter. The quarter-over-quarter down shock NII Sensitivity is stable due to two factors, an increase in potential NIIS from repricing risk, given North American central bank rates are 0.25%, and a decrease as the NIIS is measured against a floor of -0.25%. For EVE, the quarter-over-quarter up shock increased by $98 million, which is primarily due to increased sensitivity from loan optionality in the U.S. region. Note that the October 31, 2019 EVE and revised NII Sensitivities were not previously reported but are included for comparative purposes. EVE and revised NII Sensitivity results for April 30, 2019 are not included in the table as the new EVE Sensitivity and revised NII Sensitivity measures are not available prior to October 31, 2019.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario (Severe Combined Stress Scenario or “SCSS”), and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guideline. Under the LAR guideline, Canadian banks are required to maintain a LCR at the minimum of 100% other than during periods of financial stress and, beginning January 2020, a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from Treasury Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2019 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2019 Annual Report.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses due to investment restrictions.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 39

TABLE 30:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
						April 30, 2020
Cash and due from banks	$49,945	$–	$49,945	6%	$1,861	$48,084
Canadian government obligations	33,621	82,321	115,942	15	63,623	52,319
National Housing Act Mortgage-Backed Securities (NHA MBS)	40,722	27	40,749	5	1,745	39,004
Provincial government obligations	20,742	27,119	47,861	6	34,045	13,816
Corporate issuer obligations	12,592	7,985	20,577	3	3,738	16,839
Equities	6,587	3,642	10,229	1	7,293	2,936

Other marketable securities and/or loans	3,441	246	3,687	–	1,268	2,419
Total Canadian dollar-denominated	167,650	121,340	288,990	36	113,573	175,417
Cash and due from banks	95,796	–	95,796	12	40	95,756
U.S. government obligations	42,478	44,281	86,759	11	47,965	38,794
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,412	7,493	81,905	10	21,078	60,827
Other sovereign obligations	52,216	44,996	97,212	12	41,557	55,655
Corporate issuer obligations	87,208	2,215	89,423	11	6,784	82,639
Equities	22,031	30,220	52,251	7	31,504	20,747

Other marketable securities and/or loans	5,097	2,959	8,056	1	801	7,255
Total non-Canadian dollar-denominated	379,238	132,164	511,402	64	149,729	361,673
Total	$546,888	$253,504	$800,392	100%	$263,302	$537,090

						October 31, 2019
Cash and due from banks	$5,140	$–	$5,140	1%	$566	$4,574
Canadian government obligations	13,872	77,275	91,147	14	56,337	34,810
NHA MBS	38,138	15	38,153	6	3,816	34,337
Provincial government obligations	15,679	25,151	40,830	6	31,287	9,543
Corporate issuer obligations	11,149	3,623	14,772	2	3,882	10,890
Equities	13,636	2,770	16,406	3	11,225	5,181

Other marketable securities and/or loans	2,512	311	2,823	–	1,078	1,745
Total Canadian dollar-denominated	100,126	109,145	209,271	32	108,191	101,080
Cash and due from banks	19,225	–	19,225	3	33	19,192
U.S. government obligations	34,103	47,803	81,906	13	37,367	44,539
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	58,222	11,873	70,095	11	20,939	49,156
Other sovereign obligations	47,854	49,304	97,158	15	39,500	57,658
Corporate issuer obligations	84,835	1,856	86,691	13	7,070	79,621
Equities	40,550	34,607	75,157	12	39,403	35,754

Other marketable securities and/or loans	4,658	667	5,325	1	712	4,613
Total non-Canadian dollar-denominated	289,447	146,110	435,557	68	145,024	290,533
Total	$389,573	$255,255	$644,828	100%	$253,215	$391,613

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 31:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	April 30 2020	October 31 2019
The Toronto-Dominion Bank (Parent)	$216,998	$139,550
Bank subsidiaries	300,632	228,978

Foreign branches	19,460	23,085
Total	$537,090	$391,613

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 40

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2020 and January 31, 2020, are summarized in the following table.

TABLE 32:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	April 30, 2020
Cash and due from banks	$29,305	$–	$29,305	4%	$2,408	$26,897
Canadian government obligations	20,719	80,687	101,406	14	60,026	41,380
NHA MBS	39,444	19	39,463	5	2,277	37,186
Provincial government obligations	18,312	27,921	46,233	6	33,544	12,689
Corporate issuer obligations	11,258	5,073	16,331	2	3,837	12,494
Equities	9,036	2,964	12,000	2	9,147	2,853

Other marketable securities and/or loans	2,988	261	3,249	–	1,262	1,987
Total Canadian dollar-denominated	131,062	116,925	247,987	33	112,501	135,486
Cash and due from banks	73,530	–	73,530	10	38	73,492
U.S. government obligations	39,825	46,877	86,702	12	47,158	39,544
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	72,034	10,918	82,952	11	24,336	58,616
Other sovereign obligations	48,804	46,109	94,913	13	39,727	55,186
Corporate issuer obligations	88,245	2,046	90,291	12	8,506	81,785
Equities	32,065	32,816	64,881	8	36,035	28,846

Other marketable securities and/or loans	5,448	1,366	6,814	1	701	6,113
Total non-Canadian dollar-denominated	359,951	140,132	500,083	67	156,501	343,582
Total	$491,013	$257,057	$748,070	100%	$269,002	$479,068

	January 31, 2020
Cash and due from banks	$3,344	$–	$3,344	–%	$564	$2,780
Canadian government obligations	9,768	82,466	92,234	14	56,297	35,937
NHA MBS	38,000	15	38,015	6	3,550	34,465
Provincial government obligations	16,596	25,920	42,516	6	31,955	10,561
Corporate issuer obligations	11,815	3,876	15,691	2	4,228	11,463
Equities	14,263	3,311	17,574	3	12,870	4,704

Other marketable securities and/or loans	2,812	301	3,113	–	1,070	2,043
Total Canadian dollar-denominated	96,598	115,889	212,487	31	110,534	101,953
Cash and due from banks	25,769	–	25,769	4	37	25,732
U.S. government obligations	38,289	56,678	94,967	14	50,425	44,542
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	60,575	11,278	71,853	10	20,948	50,905
Other sovereign obligations	47,240	50,910	98,150	14	41,419	56,731
Corporate issuer obligations	84,043	1,937	85,980	13	6,786	79,194
Equities	52,069	38,476	90,545	13	44,222	46,323

Other marketable securities and/or loans	4,608	586	5,194	1	693	4,501
Total non-Canadian dollar-denominated	312,593	159,865	472,458	69	164,530	307,928
Total	$409,191	$275,754	$684,945	100%	$275,064	$409,881
[1]	Positions stated include gross asset values pertaining to secured financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	April 30 2020	January 31 2020
The Toronto-Dominion Bank (Parent)	$177,159	$143,919
Bank subsidiaries	282,318	237,586

Foreign branches	19,591	28,376
Total	$479,068	$409,881

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 41

TABLE 34:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
	Pledged as collateral[2]	Other[3]	Available as collateral[4]	Other[5]	Total assets	Encumbered assets as a % of total assets
					April 30, 2020
Cash and due from banks	$219	$–	$–	$5,078	$5,297	–%
Interest-bearing deposits with banks	7,375	102	136,766	2,517	146,760	0.5
Securities, trading loans, and other[6]	80,825	13,191	308,085	23,066	425,167	5.6
Derivatives	–	–	–	73,836	73,836	–
Securities purchased under reverse repurchase agreements[7]	–	–	–	167,791	167,791	–
Loans, net of allowance for loan losses	48,870	66,103	98,435	533,562	746,970	6.9
Customers’ liability under acceptances	–	–	–	14,395	14,395	–
Investment in TD Ameritrade	–	–	–	10,175	10,175	–
Goodwill	–	–	–	17,823	17,823	–
Other intangibles	–	–	–	2,369	2,369	–
Land, buildings, equipment, and other depreciable assets	–	–	–	9,858	9,858	–
Deferred tax assets	–	–	–	1,623	1,623	–

Other assets[8]	720	–	–	50,961	51,681	–
Total on-balance sheet assets	$138,009	$79,396	$543,286	$913,054	$1,673,745	13.0%
Off-balance sheet items[9]
Securities purchased under reverse repurchase agreements	157,141	–	25,863	(167,791)
Securities borrowing and collateral received	36,304	–	32,540	–
Margin loans and other client activity	7,883	–	24,724	(16,090)
Total off-balance sheet items	201,328	–	83,127	(183,881)
Total	$339,337	$79,396	$626,413	$729,173

					October 31, 2019

Total on-balance sheet assets	$105,175	$74,065	$384,780	$851,270	$1,415,290	12.7%
Total off-balance sheet items	213,505	3,707	70,164	(180,084)
Total	$318,680	$77,772	$454,944	$671,186

[1]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[2]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[3]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[4]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[5]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).

[6]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI and DSAC.

[7]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[8]	Other assets include amounts receivable from brokers, dealers, and clients.
[9]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in the foreign jurisdictions (“Regional CFP”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

The COVID-19 pandemic has disrupted the financial markets and the Bank has managed risks associated with this disruption in line with the framework of the CFP. The Bank continues to rely on deposits as a primary source of core stable funding and has accessed facilities offered by governments and central banks to augment available deposit and wholesale market funding in order to support the needs of households and businesses and the effective functioning of financial markets. The Bank continues to hold a significant amount of high-quality liquid assets consistent with regulatory requirements and internal policies.

CREDIT RATINGS

Credit ratings impact TD’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increase requirements to pledge collateral, reduce access to capital markets, and affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 42

TABLE 35: CREDIT RATINGS1

As at
April 30, 2020
	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 36: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	April 30 2020	January 31 2020
One-notch downgrade	$239	$149
Two-notch downgrade	331	186

Three-notch downgrade	1,042	836

[1]	The above collateral requirements are based on contractual trading counterparty Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 43

The following table summarizes the Bank’s average daily LCR position for the second quarter of 2020.

TABLE 37: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	April 30, 2020
	Total unweighted value (average)[2]		Total weighted value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$260,367

Cash outflows
Retail deposits and deposits from small business customers, of which:	$567,533		$51,609
Stable deposits[5]	207,415		6,222
Less stable deposits	360,118		45,387
Unsecured wholesale funding, of which:	253,102		124,187
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	103,363		24,622
Non-operational deposits (all counterparties)	115,058		64,884
Unsecured debt	34,681		34,681
Secured wholesale funding	n/a		17,241
Additional requirements, of which:	237,128		77,490
Outflows related to derivative exposures and other collateral requirements	44,306		34,693
Outflows related to loss of funding on debt products	8,168		8,168
Credit and liquidity facilities	184,654		34,629
Other contractual funding obligations	13,271		7,314

Other contingent funding obligations[7]	613,385		9,349
Total cash outflows	$ n/a		$287,190

Cash inflows
Secured lending	$213,306		$22,282
Inflows from fully performing exposures	15,097		7,873

Other cash inflows	63,462		63,462
Total cash inflows	$291,865		$93,617

	Average for the three months ended
	April 30, 2020		January 31, 2020
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$260,367		$231,192
Total net cash outflows[9]	193,573		168,850
Liquidity coverage ratio	135%		137%

[1]	The LCR for the quarter ended April 30, 2020, is calculated as an average of the 62 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 135% for quarter ended April 30, 2020 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended April 30, 2020 was $260 billion (January 31, 2020 – $231 billion), with Level 1 assets representing 83% (January 31, 2020 – 80%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2019 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 44

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, “P&C deposits”) that make up over 70% of total funding.

The Bank of Canada has taken a number of actions to help Canadians bridge this difficult period by making credit affordable and available. The Bank of Canada has set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

CMHC has launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank has used the IMPP.

Globally, central banks and governments have made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

TABLE 38: SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	April 30 2020	October 31 2019
P&C deposits – Canadian Retail	$430,366	$382,252
P&C deposits – U.S. Retail	461,376	360,761
Other deposits	23	23
Total	$891,765	$743,036

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at April 30, 2020, was $133.7 billion (October 31, 2019 – $129.8 billion).

Other than the IMPP, the funding provided by various central bank and other government programs is not reflected in Table 39: Long-Term Funding or Table 40: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 39: LONG-TERM FUNDING

		As at
Long-term funding by currency	April 30 2020	October 31 2019
Canadian dollar	30%	32%
U.S. dollar	37	37
Euro	22	21
British pound	7	6
Other	4	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	53%	54%
Covered bonds	32	31
Mortgage securitization[1]	11	11
Term asset-backed securities	4	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 45

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2020 and October 31, 2019.

TABLE 40: WHOLESALE FUNDING

(millions of Canadian dollars)	As at

						April 30 2020		October 31 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$8,835	$3,155	$2,354	$3,425	$–	$6,292	$24,061	$11,893
Bearer deposit note	484	717	1,283	2,484	–	–	4,968	5,442
Certificates of deposit	4,879	16,806	23,899	12,986	–	–	58,570	61,995
Commercial paper	16,140	9,359	12,234	9,532	1	–	47,266	48,872
Covered bonds	–	1,907	–	4,635	14,401	22,054	42,997	39,873
Mortgage securitization	–	968	729	1,941	4,372	19,979	27,989	27,144
Legacy senior unsecured medium-term notes[2]	–	7,380	9,421	13,647	11,138	12,015	53,601	55,277
Senior unsecured medium-term notes[3]	–	–	–	1,739	–	16,128	17,867	14,407
Subordinated notes and debentures[4]	–	–	–	–	–	14,024	14,024	10,725
Term asset-backed securitization	–	1,043	–	2,322	744	1,291	5,400	5,857
Other[5]	7,825	2,097	428	289	1,421	1,694	13,754	11,172
Total	$38,163	$43,432	$50,348	$53,000	$32,077	$93,477	$310,497	$292,657

Of which:
Secured	$–	$3,918	$729	$8,898	$19,517	$43,334	$76,396	$72,884
Unsecured	38,163	39,514	49,619	44,102	12,560	50,143	234,101	219,773
Total	$38,163	$43,432	$50,348	$53,000	$32,077	$93,477	$310,497	$292,657

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $2.9 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2019 – $2.2 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $13.7 billion (October 31, 2019 – $11.2 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total mortgage-backed securities issuance for the three and six months ended April 30, 2020, was $1.6 billion and $2.1 billion, respectively (three and six months ended April 30, 2019 – $0.6 billion and $1.1 billion, respectively). Other asset backed securities issuance for the three and six months ended April 30, 2020, was nil (three and six months ended April 30, 2019 – $1.4 billion). The Bank also issued $2.5 billion and $3.8 billion, respectively, of unsecured medium-term notes for the three and six months ended April 30, 2020 (three and six months ended April 30, 2019 – $5.9 billion). The total covered bonds issuance for the three and six months ended April 30, 2020, was $4.4 billion (three and six months ended April 30, 2019 – $2.6 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2020, OSFI issued a letter announcing a comprehensive suite of adjustments to existing capital and liquidity requirements in response to the situation with COVID-19. As it relates to liquidity and funding, the letter’s key measures included:

•	Encouraging institutions to use their liquidity buffers as appropriate to support further lending;
•	Temporarily increasing the covered bond limit to facilitate increased pledging of covered bonds as collateral to the Bank of Canada;
•	Confirming LCR treatment for secured funding transactions with the Bank of Canada and use of the Bank of Canada’s Bankers’ Acceptance Purchase Facility; and
•	Providing guidance with respect to the NSFR treatment for assets encumbered as part of central bank liquidity operations during stress periods.

In April 2019, OSFI included in LAR the revised treatment of deposit reserves and the final guidelines for the Canadian application of NSFR, which requires that Canadian D-SIBs maintain a ratio of available stable funding over required stable funding above the minimum of 100%.

These changes went into effect in January 2020 as required by LAR.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 46

TABLE 41:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	April 30, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,292	$5	$–	$–	$–	$–	$–	$–	$–	$5,297
Interest-bearing deposits with banks	143,732	742	–	–	–	–	–	–	2,286	146,760
Trading loans, securities, and other[1]	1,298	5,701	7,154	3,183	8,929	13,979	21,817	26,019	43,750	131,830
Non-trading financial assets at fair value through profit or loss	959	835	580	12	299	1,791	2,037	1,394	761	8,668
Derivatives	7,385	9,935	6,210	5,414	3,576	8,621	13,589	19,106	–	73,836
Financial assets designated at fair value through profit or loss	209	230	104	46	191	537	1,649	613	–	3,579
Financial assets at fair value through other comprehensive income	2,827	8,910	7,809	3,820	6,593	32,170	22,659	33,264	2,653	120,705
Debt securities at amortized cost, net of allowance for credit losses	863	3,999	3,406	2,150	1,611	10,244	59,023	79,091	(2)	160,385
Securities purchased under reverse repurchase agreements[2]	108,891	33,122	13,521	3,408	8,437	49	321	42	–	167,791
Loans
Residential mortgages	1,076	5,575	12,212	9,237	8,317	34,429	130,192	42,412	–	243,450
Consumer instalment and other personal	2,515	1,858	2,692	3,246	4,352	14,353	78,765	14,368	60,521	182,670
Credit card	–	–	–	–	–	–	–	–	34,242	34,242

Business and government	35,411	8,458	9,551	10,736	10,730	33,224	92,371	66,474	26,578	293,533

Total loans	39,002	15,891	24,455	23,219	23,399	82,006	301,328	123,254	121,341	753,895

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,925)	(6,925)

Loans, net of allowance for loan losses	39,002	15,891	24,455	23,219	23,399	82,006	301,328	123,254	114,416	746,970
Customers’ liability under acceptances	11,679	2,358	358	–	–	–	–	–	–	14,395
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	10,175	10,175
Goodwill[3]	–	–	–	–	–	–	–	–	17,823	17,823
Other intangibles[3]	–	–	–	–	–	–	–	–	2,369	2,369
Land, buildings, equipment, and other depreciable assets[3,4]	3	6	10	9	10	299	1,236	2,886	5,399	9,858
Deferred tax assets	–	–	–	–	–	–	–	–	1,623	1,623
Amounts receivable from brokers, dealers, and clients	31,427	–	–	–	–	–	–	–	–	31,427

Other assets	4,657	769	344	234	3,369	149	117	118	10,497	20,254
Total assets	$358,224	$82,503	$63,951	$41,495	$56,414	$149,845	$423,776	$285,787	$211,750	$1,673,745

Liabilities
Trading deposits	$4,973	$2,707	$4,329	$3,555	$1,641	$4,040	$3,808	$1,345	$–	$26,398
Derivatives	7,562	10,170	4,888	6,083	3,287	7,365	13,550	20,085	–	72,990
Securitization liabilities at fair value	–	607	387	526	135	2,793	6,854	2,171	–	13,473
Financial liabilities designated at fair value through profit or loss	8,802	25,770	35,536	13,492	10,535	2	4	23	–	94,164
Deposits[5,6]
Personal	6,007	10,495	9,010	7,661	8,399	9,814	9,018	35	544,227	604,666
Banks	12,706	1,047	232	7	28	–	3	7	10,515	24,545

Business and government	30,272	19,486	12,022	9,063	14,591	26,129	48,518	5,112	283,902	449,095

Total deposits	48,985	31,028	21,264	16,731	23,018	35,943	57,539	5,154	838,644	1,078,306
Acceptances	11,679	2,358	358	–	–	–	–	–	–	14,395
Obligations related to securities sold short[1]	90	1,401	354	703	409	3,361	8,809	12,237	1,367	28,731
Obligations related to securities sold under repurchase agreements[2]	116,329	15,652	8,142	369	23,071	50	–	104	–	163,717
Securitization liabilities at amortized cost	–	360	342	1,055	225	1,579	8,222	2,733	–	14,516
Amounts payable to brokers, dealers, and clients	29,419	–	–	–	–	–	–	–	–	29,419
Insurance-related liabilities	217	324	365	296	291	965	1,615	923	1,926	6,922
Other liabilities[4]	1,215	2,373	509	2,517	1,379	1,812	2,029	1,081	10,441	23,356

Subordinated notes and debentures	–	–	–	–	–	–	–	14,024	–	14,024

Equity	–	–	–	–	–	–	–	–	93,334	93,334
Total liabilities and equity	$229,271	$92,750	$76,474	$45,327	$63,991	$57,910	$102,430	$59,880	$945,712	$1,673,745
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,462	$24,423	$18,116	$15,744	$19,717	$31,904	$97,580	$6,147	$1,367	$234,460
Other commitments[9]	90	95	154	211	164	644	988	1,305	–	3,651

Unconsolidated structured entity commitments	–	1,348	1,488	13	480	–	–	–	–	3,329
Total off-balance sheet commitments	$19,552	$25,866	$19,758	$15,968	$20,361	$32,548	$98,568	$7,452	$1,367	$241,440

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]	Upon adoption of IFRS 16, ROU assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $43 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 6 months to 9 months’, $3 billion in ‘over 9 months to 1 year’, $14 billion in ‘over 1 to 2 years’, $19 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.

[7]	Includes $332 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 47

TABLE 41:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,857	$6	$–	$–	$–	$–	$–	$–	$–	$4,863
Interest-bearing deposits with banks	23,412	1,137	77	–	–	–	–	–	957	25,583
Trading loans, securities, and other[2]	1,197	3,990	3,916	3,171	2,873	15,672	25,939	19,014	70,228	146,000
Non-trading financial assets at fair value through profit or loss	147	2	37	668	314	1,301	1,803	1,488	743	6,503
Derivatives	5,786	8,472	3,255	2,109	2,222	5,610	8,652	12,788	–	48,894
Financial assets designated at fair value through profit or loss	195	696	156	82	83	404	1,725	699	–	4,040
Financial assets at fair value through other comprehensive income	1,431	3,818	4,161	6,339	6,426	18,205	40,289	28,594	1,841	111,104
Debt securities at amortized cost, net of allowance for credit losses	1,878	5,233	2,254	1,050	764	8,791	45,127	65,401	(1)	130,497
Securities purchased under reverse repurchase agreements[3]	98,904	34,839	24,000	6,331	1,765	44	52	–	–	165,935
Loans
Residential mortgages	2,006	5,595	8,013	9,832	11,719	34,029	101,591	62,855	–	235,640
Consumer instalment and other personal	850	1,819	3,170	3,620	3,544	17,256	61,736	28,236	60,103	180,334
Credit card	–	–	–	–	–	–	–	–	36,564	36,564

Business and government	29,460	5,573	7,970	9,496	8,830	21,078	71,071	61,266	21,773	236,517

Total loans	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	118,440	689,055

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,447)	(4,447)

Loans, net of allowance for loan losses	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	113,993	684,608
Customers’ liability under acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,316	9,316
Goodwill[4]	–	–	–	–	–	–	–	–	16,976	16,976
Other intangibles[4]	–	–	–	–	–	–	–	–	2,503	2,503
Land, buildings, equipment, and other depreciable assets[4]	–	–	–	–	–	–	–	–	5,513	5,513
Deferred tax assets	–	–	–	–	–	–	–	–	1,799	1,799
Amounts receivable from brokers, dealers, and clients	20,575	–	–	–	–	–	–	–	–	20,575

Other assets	2,548	1,391	2,830	168	103	169	157	97	9,624	17,087
Total assets	$204,373	$74,782	$59,991	$42,870	$38,643	$122,559	$358,142	$280,438	$233,492	$1,415,290

Liabilities
Trading deposits	$5,837	$3,025	$4,166	$2,606	$3,185	$2,430	$4,014	$1,622	$–	$26,885
Derivatives	7,180	7,968	3,603	2,062	1,763	5,546	8,148	13,781	–	50,051
Securitization liabilities at fair value	–	668	412	494	387	1,656	7,499	1,942	–	13,058
Financial liabilities designated at fair value through profit or loss	22,193	25,370	15,799	20,496	20,907	356	1	9	–	105,131
Deposits[5,6]
Personal	5,218	8,990	9,459	7,691	7,583	9,374	9,670	21	445,424	503,430
Banks	6,771	1,459	150	1	6	–	3	7	8,354	16,751

Business and government[7]	18,576	10,049	7,569	10,482	10,670	34,130	46,188	7,594	221,538	366,796

Total deposits	30,565	20,498	17,178	18,174	18,259	43,504	55,861	7,622	675,316	886,977
Acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Obligations related to securities sold short[2]	384	654	398	819	1,171	3,351	9,882	12,115	882	29,656
Obligations related to securities sold under repurchase agreements[3]	101,856	20,224	2,993	694	30	47	12	–	–	125,856
Securitization liabilities at amortized cost	–	513	1,274	355	342	2,098	6,586	2,918	–	14,086
Amounts payable to brokers, dealers, and clients	23,746	–	–	–	–	–	–	–	–	23,746
Insurance-related liabilities	190	315	388	330	318	940	1,612	874	1,953	6,920
Other liabilities[8]	2,845	3,142	1,334	1,293	641	3,339	1,663	138	6,609	21,004

Subordinated notes and debentures	–	–	–	–	–	–	–	10,725	–	10,725

Equity	–	–	–	–	–	–	–	–	87,701	87,701
Total liabilities and equity	$205,923	$84,588	$47,697	$47,327	$47,003	$63,267	$95,278	$51,746	$772,461	$1,415,290
Off-balance sheet commitments
Credit and liquidity commitments[9,10]	$19,388	$21,652	$18,391	$13,537	$12,034	$27,207	$111,281	$5,856	$1,294	$230,640
Operating lease commitments[11]	82	165	250	247	244	936	2,332	3,365	–	7,621
Other purchase obligations	82	182	185	206	177	753	1,031	556	–	3,172

Unconsolidated structured entity commitments	408	793	1,360	461	97	81	–	–	–	3,200
Total off-balance sheet commitments	$19,960	$22,792	$20,186	$14,451	$12,552	$28,977	$114,644	$9,777	$1,294	$244,633

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[4]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $40 billion of covered bonds with remaining contractual maturities of $1 billion in less than 1 month, $2 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $14 billion in ‘over 1 to 2 years’, $18 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.

[7]

On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

[8]

Includes $83 million of capital lease commitments with remaining contractual maturities of $2 million in ‘less than 1 month’, $4 million in ‘1 month to 3 months’, $5 million in ‘3 months to 6 months’, $5 million in ‘6 months to 9 months’, $5 million in ‘9 months to 1 year’, $22 million in ‘over 1 to 2 years’, $39 million in ‘over 2 to 5 years’, and $1 million in ‘over 5 years’.

[9]	Includes $374 million in commitments to extend credit to private equity investments.
[10]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[11]	Includes rental payments, related taxes, and estimated operating expenses.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 48

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and Off-Balance Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2019 Annual Report for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the quarter ended April 30, 2020.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $11.1 billion as at April 30, 2020 (October 31, 2019 – $10.2 billion). Further, as at April 30, 2020, the Bank had committed to provide an additional $3.3 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2019 – $3.2 billion).

All third-party assets securitized by the Bank’s unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.4 billion as at April 30, 2020 (October 31, 2019 – $3.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s second quarter 2020 Interim Consolidated Financial Statements and 2019 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Banks’s second quarter 2020 Interim Consolidated Financial Statements and Bank’s 2019 Annual Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures so that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

The accounting judgments, estimates and assumptions impacted by the emergence of COVID-19 and in consideration of IASB and OSFI guidance in the second quarter of 2020 are as follows:

Impairment – Expected Credit Loss Model

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in determining significant increase in credit risk and measuring ECLs. The Bank has introduced relief programs that allow borrowers to temporarily defer payments of

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 49

principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast this period. For the downside forecast, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 6 of the Bank’s Interim Consolidated Financial Statements for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculation, temporary quantitative and qualitative adjustments have been considered. This would include borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

Goodwill and Other Intangibles

The Bank assessed whether market conditions and uncertainty about the macroeconomic impacts of COVID-19, including on gross domestic product (GDP) growth, unemployment rates and interest rates, have resulted in an impairment of its goodwill and intangible assets. Having considered these indicators, the Bank concluded that there is no impairment in the carrying amount of its goodwill and intangible assets as of April 30, 2020.

Fair Value Measurements

As discussed in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements, the determination of fair value for certain complex or illiquid financial instruments requires judgment over the valuation techniques and related inputs used. These include liquidity considerations and various model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Additionally, judgment is used in determining the various types of valuation adjustments to account for system limitations or measurement uncertainty including from widening funding and credit spreads.

An analysis of fair values of financial instruments is provided in Note 4.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in Non-interest expense. Previously, under IAS 17, net rental expense on operating leases was recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank’s Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank’s real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank’s operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721

Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645
[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 50

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, for which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing benchmark interest rate with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

On April 9, 2020, the IASB published proposed amendments in the Interest Rate Benchmark Reform—Phase 2 Proposed amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Exposure Draft, with a comment period ending May 25, 2020. Final amendments are expected later in 2020. The Bank is reviewing the Exposure Draft and is continuing to assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank’s annual reporting period beginning November 1, 2021. The IASB has finalized its deliberations on the targeted amendment Exposure Draft, including a deferral of the effective date to annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. The IASB anticipates issuing the revised standard mid-2020. Any change to the Bank’s effective date is subject to updates of OSFI’s related Advisory. The Bank is assessing the impact of the amendments and the existing standard on the consolidated financial statements in its project to adopt the standard.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	April 30, 2020	October 31, 2019
ASSETS
Cash and due from banks	$5,297	$4,863
Interest-bearing deposits with banks	146,760	25,583
	152,057	30,446
Trading loans, securities, and other (Note 4)	131,830	146,000
Non-trading financial assets at fair value through profit or loss (Note 4)	8,668	6,503
Derivatives (Note 4)	73,836	48,894
Financial assets designated at fair value through profit or loss (Note 4)	3,579	4,040
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	120,705	111,104
	338,618	316,541
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	160,385	130,497
Securities purchased under reverse repurchase agreements (Note 4)	167,791	165,935
Loans (Notes 4, 6)
Residential mortgages	243,450	235,640
Consumer instalment and other personal	182,670	180,334
Credit card	34,242	36,564
Business and government	293,533	236,517
	753,895	689,055
Allowance for loan losses (Note 6)	(6,925)	(4,447)
Loans, net of allowance for loan losses	746,970	684,608
Other
Customers’ liability under acceptances	14,395	13,494
Investment in TD Ameritrade (Note 7)	10,175	9,316
Goodwill (Note 9)	17,823	16,976
Other intangibles	2,369	2,503
Land, buildings, equipment, and other depreciable assets (Note 2)	9,858	5,513
Deferred tax assets	1,623	1,799
Amounts receivable from brokers, dealers, and clients	31,427	20,575
Other assets (Note 10)	20,254	17,087
	107,924	87,263
Total assets	$1,673,745	$1,415,290
LIABILITIES
Trading deposits (Notes 4, 11)	$26,398	$26,885
Derivatives (Note 4)	72,990	50,051
Securitization liabilities at fair value (Note 4)	13,473	13,058
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	94,164	105,131
	207,025	195,125
Deposits (Notes 4, 11)
Personal	604,666	503,430
Banks	24,545	16,751
Business and government	449,095	366,796
	1,078,306	886,977
Other
Acceptances	14,395	13,494
Obligations related to securities sold short (Note 4)	28,731	29,656
Obligations related to securities sold under repurchase agreements (Note 4)	163,717	125,856
Securitization liabilities at amortized cost (Note 4)	14,516	14,086
Amounts payable to brokers, dealers, and clients	29,419	23,746
Insurance-related liabilities	6,922	6,920
Other liabilities (Notes 2, 12)	23,356	21,004
	281,056	234,762
Subordinated notes and debentures (Notes 4, 13)	14,024	10,725
Total liabilities	1,580,411	1,327,589
EQUITY
Shareholders’ Equity
Common shares (Note 14)	21,766	21,713
Preferred shares (Note 14)	5,800	5,800
Treasury shares – common (Note 14)	(25)	(41)
Treasury shares – preferred (Note 14)	(3)	(6)
Contributed surplus	124	157
Retained earnings	49,702	49,497
Accumulated other comprehensive income (loss)	15,970	10,581
Total equity	93,334	87,701
Total liabilities and equity	$1,673,745	$1,415,290

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Interest income[1]
Loans	$7,324	$7,745	$15,346	$15,647
Securities
Interest	1,578	1,954	3,295	4,074
Dividends	416	384	951	718
Deposits with banks	105	190	225	378
	9,423	10,273	19,817	20,817
Interest expense (Note 21)
Deposits	2,146	3,349	5,219	6,873
Securitization liabilities	95	129	222	280
Subordinated notes and debentures	106	93	213	188
Other (Note 2)	616	830	1,402	1,744
	2,963	4,401	7,056	9,085
Net interest income	6,460	5,872	12,761	11,732
Non-interest income
Investment and securities services	1,353	1,249	2,632	2,413
Credit fees	352	331	687	634
Net securities gain (loss) (Note 5)	(12)	35	(2)	24
Trading income (loss)	368	237	684	412
Income (loss) from non-trading financial instruments at fair value through profit or loss	(90)	73	(78)	84
Income (loss) from financial instruments designated at fair value through profit or loss	(84)	53	(58)	89
Service charges	654	692	1,389	1,406
Card services	510	614	1,130	1,257
Insurance revenue	1,127	1,035	2,258	2,070
Other income (loss)	(110)	37	(266)	105
	4,068	4,356	8,376	8,494
Total revenue	10,528	10,228	21,137	20,226
Provision for credit losses (Note 6)	3,218	633	4,137	1,483
Insurance claims and related expenses	671	668	1,451	1,370
Non-interest expenses
Salaries and employee benefits (Notes 15, 16)	2,927	2,799	5,960	5,651
Occupancy, including depreciation (Note 2)	462	454	900	914
Equipment, including depreciation (Note 2)	321	282	604	561
Amortization of other intangibles	205	199	407	394
Marketing and business development	170	206	364	366
Restructuring charges (recovery)	(3)	(5)	(8)	(6)
Brokerage-related and sub-advisory fees	94	83	179	166
Professional and advisory services	284	320	549	647
Other	661	910	1,633	2,410
	5,121	5,248	10,588	11,103
Income before income taxes and equity in net income of an investment in TD Ameritrade	1,518	3,679	4,961	6,270
Provision for (recovery of) income taxes (Note 17)	250	773	909	1,276
Equity in net income of an investment in TD Ameritrade (Note 7)	247	266	452	588
Net income	1,515	3,172	4,504	5,582
Preferred dividends	68	62	135	122
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,447	$3,110	$4,369	$5,460
Attributable to:
Common shareholders	$1,447	$3,110	$4,369	$5,442
Non-controlling interests in subsidiaries	–	–	–	18
Earnings per share (Canadian dollars) (Note 18)
Basic	$0.80	$1.70	$2.42	$2.97
Diluted	0.80	1.70	2.42	2.97
Dividends per common share (Canadian dollars)	0.79	0.74	1.53	1.41

[1]

Includes $7,967 million and $16,569 million, for the three and six months ended April 30, 2020, respectively (three and six months ended April 30, 2019 – $8,554 million and $17,239 million, respectively) which have been calculated based on the effective interest rate method. Refer to Note 21.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 53

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Net income	$1,515	$3,172	$4,504	$5,582
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	(257)	63	(216)	96
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	8	(26)	1	14
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	6	(2)	6	(2)
	(243)	35	(209)	108
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	4,191	1,358	4,536	1,227
Net gains (losses) on hedges of investments in foreign operations	(1,279)	(338)	(1,423)	(319)
	2,912	1,020	3,113	908
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	3,657	1,339	4,142	2,654
Reclassification to earnings of losses (gains) on cash flow hedges	(1,217)	(600)	(1,402)	(470)
	2,440	739	2,740	2,184
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	9	(122)	(143)	(424)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(238)	(32)	(206)	(84)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	12	(2)	(49)	(12)
	(217)	(156)	(398)	(520)
Total other comprehensive income (loss), net of income taxes	4,892	1,638	5,246	2,680
Total comprehensive income (loss)	$6,407	$4,810	$9,750	$8,262
Attributable to:
Common shareholders	$6,339	$4,748	$9,615	$8,122
Preferred shareholders	68	62	135	122
Non-controlling interests in subsidiaries	–	–	–	18

[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$(74)	$21	$(58)	$28
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(3)	9	–	(6)
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	2	–	2	–
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	(459)	(122)	(510)	(115)
Change in gains (losses) on derivatives designated as cash flow hedges	1,519	597	1,704	1,032
Less: Reclassification to earnings of losses (gains) on cash flow hedges	666	334	749	258
Actuarial gains (losses) on employee benefit plans	3	(44)	(51)	(153)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(87)	(12)	(76)	(31)

Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	4	(1)	(18)	(5)
Total income taxes	$241	$96	$240	$504

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 54

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Common shares (Note 14)
Balance at beginning of period	$21,773	$21,661	$21,713	$21,221
Proceeds from shares issued on exercise of stock options	12	24	53	52
Shares issued as a result of dividend reinvestment plan	74	98	143	197
Shares issued in connection with acquisitions (Note 14)	–	–	–	366
Purchase of shares for cancellation and other	(93)	(65)	(143)	(118)
Balance at end of period	21,766	21,718	21,766	21,718
Preferred shares (Note 14)
Balance at beginning of period	5,800	5,350	5,800	5,000
Issue of shares	–	–	–	350
Balance at end of period	5,800	5,350	5,800	5,350
Treasury shares – common (Note 14)
Balance at beginning of period	(131)	(139)	(41)	(144)
Purchase of shares	(2,359)	(2,855)	(4,635)	(5,198)
Sale of shares	2,465	2,945	4,651	5,293
Balance at end of period	(25)	(49)	(25)	(49)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(7)	(3)	(6)	(7)
Purchase of shares	(31)	(36)	(69)	(69)
Sale of shares	35	33	72	70
Balance at end of period	(3)	(6)	(3)	(6)
Contributed surplus
Balance at beginning of period	161	158	157	193
Net premium (discount) on sale of treasury shares	(32)	6	(37)	(26)
Issuance of stock options, net of options exercised	1	(1)	–	(2)
Other	(6)	(1)	4	(3)
Balance at end of period	124	162	124	162
Retained earnings
Balance at beginning of period	50,119	46,660	49,497	46,145
Impact on adoption of IFRS 16, Leases (IFRS 16) (Note 2)	n/a [1]	n/a	(553)	n/a
Impact on adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15)	n/a	n/a	n/a	(41)
Net income attributable to shareholders	1,515	3,172	4,504	5,564
Common dividends	(1,421)	(1,350)	(2,760)	(2,577)
Preferred dividends	(68)	(62)	(135)	(122)
Share issue expenses and other	–	–	–	(4)
Net premium on repurchase of common shares, redemption of preferred shares, and other	(448)	(350)	(704)	(610)
Actuarial gains (losses) on employee benefit plans	9	(122)	(143)	(424)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	(4)	32	(4)	49
Balance at end of period	49,702	47,980	49,702	47,980
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	357	318	323	245
Other comprehensive income (loss)	(249)	37	(215)	110
Allowance for credit losses	6	(2)	6	(2)
Balance at end of period	114	353	114	353
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(8)	3	(40)	55
Other comprehensive income (loss)	(242)	–	(210)	(35)
Reclassification of loss (gain) to retained earnings	4	(32)	4	(49)
Balance at end of period	(246)	(29)	(246)	(29)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(47)	(10)	14	–
Other comprehensive income (loss)	12	(2)	(49)	(12)
Balance at end of period	(35)	(12)	(35)	(12)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,994	8,714	8,793	8,826
Other comprehensive income (loss)	2,912	1,020	3,113	908
Balance at end of period	11,906	9,734	11,906	9,734
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,791	(1,042)	1,491	(2,487)
Other comprehensive income (loss)	2,440	739	2,740	2,184
Balance at end of period	4,231	(303)	4,231	(303)
Total accumulated other comprehensive income	15,970	9,743	15,970	9,743
Total shareholders’ equity	93,334	84,898	93,334	84,898
Non-controlling interests in subsidiaries
Balance at beginning of period	–	–	–	993
Net income attributable to non-controlling interests in subsidiaries	–	–	–	18
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)
Other	–	–	–	(11)
Balance at end of period	–	–	–	–
Total equity	$93,334	$84,898	$93,334	$84,898

[1]	Not applicable.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 55

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$1,765	$3,945	$5,413	$6,858
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	3,218	633	4,137	1,483
Depreciation	304	145	595	289
Amortization of other intangibles	205	199	407	394
Net securities losses (gains) (Note 5)	12	(35)	2	(24)
Equity in net income of an investment in TD Ameritrade (Note 7)	(247)	(266)	(452)	(588)
Deferred taxes	(542)	(91)	(416)	50
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(76)	63	(155)	(13)
Securities sold under repurchase agreements	37,421	13,123	37,861	14,496
Securities purchased under reverse repurchase agreements	(1,996)	(17,519)	(1,856)	(22,570)
Securities sold short	(8,757)	(2,525)	(925)	(3,113)
Trading loans and securities	30,645	(10,735)	14,170	(4,908)
Loans net of securitization and sales	(56,653)	(15,762)	(66,101)	(18,646)
Deposits	168,943	(2,580)	190,842	(36,826)
Derivatives	(777)	1,004	(2,003)	7,301
Non-trading financial assets at fair value through profit or loss	(1,496)	(327)	(2,165)	(96)
Financial assets and liabilities designated at fair value through profit or loss	(17,841)	31,279	(10,506)	58,006
Securitization liabilities	817	478	845	(543)
Current taxes	(452)	(66)	(710)	(830)
Brokers, dealers and clients amounts receivable and payable	(3,832)	1,102	(5,179)	(1,076)
Other	(12,713)	(3,733)	(15,189)	(4,619)
Net cash from (used in) operating activities	137,948	(1,668)	148,615	(4,975)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures (Note 13)	3,000	–	3,000	–
Redemption or repurchase of subordinated notes and debentures	(5)	(21)	(69)	23
Common shares issued (Note 14)	10	20	46	44
Repurchase of common shares (Note 14)	(541)	(415)	(847)	(728)
Preferred shares issued (Note 14)	–	–	–	346
Sale of treasury shares (Note 14)	2,468	2,984	4,686	5,337
Purchase of treasury shares (Note 14)	(2,390)	(2,891)	(4,704)	(5,267)
Dividends paid	(1,415)	(1,314)	(2,752)	(2,502)
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)
Distributions to non-controlling interests in subsidiaries	–	–	–	(11)
Repayment of lease liabilities[1]	(116)	–	(259)	–
Net cash from (used in) financing activities	1,011	(1,637)	(899)	(3,758)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(112,703)	3,218	(121,177)	2,267
Activities in financial assets at fair value through other comprehensive income (Note 5)
Purchases	(22,094)	(6,992)	(29,509)	(11,351)
Proceeds from maturities	9,229	8,269	18,766	15,854
Proceeds from sales	5,106	2,444	6,901	4,914
Activities in debt securities at amortized cost (Note 5)
Purchases	(24,231)	(8,593)	(39,332)	(14,570)
Proceeds from maturities	6,325	5,804	17,469	11,707
Proceeds from sales	8	16	172	1,132
Net purchases of land, buildings, equipment, and other depreciable assets	(538)	(292)	(750)	(465)
Net cash acquired from (paid for) divestitures and acquisitions	–	–	–	(536)
Net cash from (used in) investing activities	(138,898)	3,874	(147,460)	8,952
Effect of exchange rate changes on cash and due from banks	163	59	178	55
Net increase (decrease) in cash and due from banks	224	628	434	274
Cash and due from banks at beginning of period	5,073	4,381	4,863	4,735
Cash and due from banks at end of period	$5,297	$5,009	$5,297	$5,009
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$619	$783	$1,345	$1,950
Amount of interest paid during the period	3,070	4,290	7,305	8,995
Amount of interest received during the period	9,038	9,841	18,960	19,996
Amount of dividends received during the period	440	323	930	679

[1]	Prior to the adoption of IFRS 16, repayments of finance lease liabilities were included in “Net cash from (used in) operating activities”.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 56

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions (OSFI) Canada. The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and six months ended April 30, 2020, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on May 27, 2020.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank’s 2019 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2019 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Interim Consolidated Balance Sheet. The Interim Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an effective interest rate basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in Non-interest expense. Previously, under IAS 17, net rental expense on operating leases was recorded in Non-interest expense. The net impact of these changes shifts the timing of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank’s Interim Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards, and not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank’s real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.45 billion of ROU assets, $5.65 billion of lease liabilities, and other balance sheet

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 57

adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points. The following table sets forth the adjustments to the Bank’s operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[1]	(2,363)
Effect of recognition exemption for short-term and low value leases	(56)
Effect of extension and termination options reasonably certain to be exercised and other	4,721

Effect of discounting using the incremental borrowing rate[2]	(4,278)
Lease liabilities recognized as at November 1, 2019	$5,645

[1]	Non-lease payments include taxes and estimated operating expenses.
[2]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

IBOR Reform and its Effects on Financial Reporting

As a result of the effects of Interbank Offered Rates (IBOR) reform, on September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7, for which the Bank adopted the applicable amendments in the fourth quarter of 2019. The amendments provide temporary exceptions from applying specific hedge accounting requirements to all hedging relationships directly affected by interest rate benchmark reform. Under the amendments, entities would apply hedge accounting requirements assuming that the interest rate benchmark is not altered, thereby enabling hedge accounting to continue during the period of uncertainty prior to the replacement of an existing benchmark interest rate with an alternative benchmark rate. The amendments also provide an exception from the requirement to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interest rate benchmark reform. Amendments were also made to IFRS 7 introducing additional disclosures related to amended IAS 39. Refer to Notes 2 and 11 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

On April 9, 2020, the IASB published proposed amendments in the Interest Rate Benchmark Reform—Phase 2 Proposed amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Exposure Draft, with a comment period ending May 25, 2020. Final amendments are expected later in 2020. The Bank is reviewing the Exposure Draft and is continuing to assess the impact of interest rate benchmark reform.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of this standard on the Interim Consolidated Financial Statements and will adopt this standard when it becomes effective.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 is currently effective for the Bank’s annual reporting period beginning November 1, 2021. The IASB has finalized its deliberations on the targeted amendment Exposure Draft, including a deferral of the effective date to annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. The IASB anticipates issuing the revised standard mid-2020. Any change to the Bank’s effective date is subject to updates of OSFI’s related Advisory. The Bank is assessing the impact of the amendments and the existing standard on the consolidated financial statements in its project to adopt the standard.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures so that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions, in addition to those described below.

Leases

The Bank applies judgment in determining the appropriate lease term on a lease-by-lease basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Interim Consolidated Balance Sheet and Interim Consolidated Statement of Income.

In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 58

The accounting judgments, estimates and assumptions impacted by the emergence of the Coronavirus Disease 2019 (COVID-19) and in consideration of IASB and OSFI guidance in the second quarter of 2020 are as follows:

IMPAIRMENT – EXPECTED CREDIT LOSS MODEL

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in determining significant increase in credit risk and measuring ECLs. The Bank has introduced relief programs that allow borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast this period. For the downside forecast, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculation, temporary quantitative and qualitative adjustments have been considered. This would include borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

GOODWILL AND OTHER INTANGIBLES

The Bank assessed whether market conditions and uncertainty about the macroeconomic impacts of COVID-19, including on gross domestic product (GDP) growth, unemployment rates and interest rates, have resulted in an impairment of its goodwill and intangible assets. Having considered these indicators, the Bank concluded that there is no impairment in the carrying amount of its goodwill and intangible assets as of April 30, 2020.

FAIR VALUE MEASUREMENTS

As discussed in Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements, the determination of fair value for certain complex or illiquid financial instruments requires judgment over the valuation techniques and related inputs used. These include liquidity considerations and various model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Additionally, judgment is used in determining the various types of valuation adjustments to account for system limitations or measurement uncertainty including from widening funding and credit spreads.

An analysis of fair values of financial instruments is provided in Note 4.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements during the three and six months ended April 30, 2020. Refer to Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank’s financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)	As at
	April 30, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$103,750	$104,223	$78,275	$78,374
Other debt securities	56,635	55,671	52,222	52,370
Total debt securities at amortized cost, net of allowance for credit losses	160,385	159,894	130,497	130,744
Total loans, net of allowance for loan losses	746,970	750,367	684,608	688,154
Total financial assets not carried at fair value	$907,355	$910,261	$815,105	$818,898

FINANCIAL LIABILITIES
Deposits	$1,078,306	$1,080,445	$886,977	$892,597
Securitization liabilities at amortized cost	14,516	13,473	14,086	14,258
Subordinated notes and debentures	14,024	14,555	10,725	11,323
Total financial liabilities not carried at fair value	$1,106,846	$1,108,473	$911,788	$918,178

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements for a description of the three levels.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 59

There have been no significant changes to the valuation techniques, unobservable inputs, and sensitivities during the three and six months ended April 30, 2020. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified in the “Valuation of Assets and Liabilities Classified as Level 3” section in Note 5 of the Bank’s 2019 Annual Consolidated Financial Statements.

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at

April 30, 2020 and October 31, 2019.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	April 30, 2020				October 31, 2019
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[2]
Government and government-related securities
Canadian government debt
Federal	$3,017	$17,867	$–	$20,884	$395	$10,521	$–	$10,916
Provinces	–	8,586	–	8,586	–	8,510	8	8,518
U.S. federal, state, municipal governments, and agencies debt	–	18,829	–	18,829	–	19,133	–	19,133
Other OECD government guaranteed debt	–	4,115	–	4,115	–	4,132	–	4,132
Mortgage-backed securities	–	2,224	–	2,224	–	1,746	–	1,746
Other debt securities
Canadian issuers	–	5,252	–	5,252	–	5,129	3	5,132
Other issuers	–	14,938	15	14,953	–	13,547	1	13,548
Equity securities
Common shares	30,964	25	–	30,989	56,058	61	–	56,119
Preferred shares	36	–	–	36	57	–	–	57
Trading loans	–	13,156	–	13,156	–	12,482	–	12,482
Commodities	12,392	397	–	12,789	13,761	437	–	14,198

Retained interests	–	17	–	17	–	19	–	19

	46,409	85,406	15	131,830	70,271	75,717	12	146,000
Non-trading financial assets at fair value through profit or loss
Securities	235	5,261	496	5,992	229	3,985	493	4,707

Loans	–	2,673	3	2,676	–	1,791	5	1,796

	235	7,934	499	8,668	229	5,776	498	6,503
Derivatives
Interest rate contracts	19	22,019	–	22,038	22	14,794	–	14,816
Foreign exchange contracts	32	43,075	14	43,121	24	30,623	3	30,650
Credit contracts	–	88	–	88	–	16	–	16
Equity contracts	3	5,263	289	5,555	1	1,298	589	1,888

Commodity contracts	445	2,555	34	3,034	266	1,246	12	1,524

	499	73,000	337	73,836	313	47,977	604	48,894
Financial assets designated at fair value through profit or loss

Securities[2]	–	3,579	–	3,579	–	4,040	–	4,040

	–	3,579	–	3,579	–	4,040	–	4,040

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	16,560	–	16,560	–	9,663	–	9,663
Provinces	–	15,838	–	15,838	–	12,927	–	12,927
U.S. federal, state, municipal governments, and agencies debt	–	42,515	–	42,515	–	40,737	–	40,737
Other OECD government guaranteed debt	–	13,584	–	13,584	–	14,407	–	14,407
Mortgage-backed securities	–	4,640	–	4,640	–	5,437	–	5,437
Other debt securities
Asset-backed securities	–	12,781	–	12,781	–	15,888	–	15,888
Non-agency collateralized mortgage obligation portfolio	–	198	–	198	–	247	–	247
Corporate and other debt	–	8,885	20	8,905	–	7,810	24	7,834
Equity securities
Common shares	856	1	1,602	2,459	89	2	1,507	1,598
Preferred shares	163	–	27	190	198	–	44	242

Loans	–	3,035	–	3,035	–	2,124	–	2,124

	1,019	118,037	1,649	120,705	287	109,242	1,575	111,104

Securities purchased under reverse repurchase agreements	–	6,291	–	6,291	–	4,843	–	4,843

FINANCIAL LIABILITIES

Trading deposits	–	22,076	4,322	26,398	–	22,793	4,092	26,885
Derivatives
Interest rate contracts	14	22,962	97	23,073	19	14,404	83	14,506
Foreign exchange contracts	26	40,069	1	40,096	21	29,374	4	29,399
Credit contracts	–	215	–	215	–	420	–	420
Equity contracts	–	5,633	820	6,453	–	2,877	1,514	4,391

Commodity contracts	768	2,288	97	3,153	266	1,040	29	1,335

	808	71,167	1,015	72,990	306	48,115	1,630	50,051

Securitization liabilities at fair value	–	13,473	–	13,473	–	13,058	–	13,058

Financial liabilities designated at fair value through profit or loss	–	94,157	7	94,164	–	105,110	21	105,131

Obligations related to securities sold short[2]	1,599	27,132	–	28,731	878	28,778	–	29,656

Obligations related to securities sold under repurchase agreements	–	2,120	–	2,120	–	2,973	–	2,973

[1]	Fair value is the same as carrying value.
[2]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 60

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2020 and April 30, 2019.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and six months ended April 30.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2020	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[1]	Included in OCI[2,3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
Other debt securities
Canadian issuers	–	–	–	–	–	–	–	–	–
Other issuers	9	–	–	7	–	3	(4)	15	3

	17	–	–	7	(8)	3	(4)	15	3
Non-trading financial assets at fair value through profit or loss
Securities	500	(12)	–	28	(20)	–	–	496	(17)
Loans	5	–	–	–	(2)	–	–	3	–

	505	(12)	–	28	(22)	–	–	499	(17)

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	24	–	(4)	–	–	–	–	20	–
Equity securities
Common shares	1,518	–	(1)	9	76	–	–	1,602	–

Preferred shares	45	–	(19)	1	–	–	–	27	(19)
	$1,587	$–	$(24)	$10	$76	$–	$–	$1,649	$(19)

FINANCIAL LIABILITIES

Trading deposits[6]	$(4,209)	$628	$–	$(1,083)	$334	$–	$8	$(4,322)	$573
Derivatives[7]
Interest rate contracts	(85)	(12)	–	–	–	–	–	(97)	(10)
Foreign exchange contracts	–	11	–	–	2	–	–	13	11
Equity contracts	(1,024)	490	–	(27)	31	(1)	–	(531)	485

Commodity contracts	(19)	(66)	–	–	22	–	–	(63)	(50)

	(1,128)	423	–	(27)	55	(1)	–	(678)	436

Financial liabilities designated at fair value through profit or loss	(5)	58	–	(66)	6	–	–	(7)	58

Obligations related to securities sold short	(3)	–	–	–	–	–	3	–	–

[1]	Gains (losses) on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Other comprehensive income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI).
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at April 30, 2020, consists of derivative assets of $0.3 billion (February 1, 2020 – $0.6 billion) and derivative liabilities of $1.0 billion (February 1, 2020 – $1.7 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 61

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$8	$–	$–	$–	$(8)	$–	$–	$–	$–
Other debt securities
Canadian issuers	3	–	–	–	(1)	–	(2)	–	–
Other issuers	1	–	–	7	(1)	12	(4)	15	3

	12	–	–	7	(10)	12	(6)	15	3
Non-trading financial assets at fair value through profit or loss
Securities	493	(4)	–	53	(46)	–	–	496	(14)

Loans	5	–	–	–	(2)	–	–	3	–

	498	(4)	–	53	(48)	–	–	499	(14)

Financial assets at fair value through other comprehensive income
Government and government-related securities
Other OECD government guaranteed debt	–	–	–	–	–	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate and other debt	24	–	(4)	–	–	–	–	20	–
Equity securities
Common shares	1,507	–	(1)	18	78	–	–	1,602	1

Preferred shares	44	–	(18)	1	–	–	–	27	(18)
	$1,575	$–	$(23)	$19	$78	$–	$–	$1,649	$(17)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,092)	$523	$–	$(1,797)	$1,036	$–	$8	$(4,322)	$494
Derivatives[6]
Interest rate contracts	(83)	(22)	–	–	8	–	–	(97)	(15)
Foreign exchange contracts	(1)	10	–	–	3	1	–	13	11
Equity contracts	(925)	357	–	(58)	96	(1)	–	(531)	351

Commodity contracts	(17)	(69)	–	–	23	–	–	(63)	(53)

	(1,026)	276	–	(58)	130	–	–	(678)	294

Financial liabilities designated at fair value through profit or loss	(21)	65	–	(105)	54	–	–	(7)	65

Obligations related to securities sold short	–	–	–	–	–	(3)	3	–	–

[1]	Gains (losses) on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at April 30, 2020, consists of derivative assets of $0.3 billion (November 1, 2019 – $0.6 billion) and derivative liabilities of $1.0 billion (November 1, 2019 – $1.6 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 62

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities1

(millions of Canadian dollars)	Fair value as at February 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$–	$(1)	$–	$–	$–	$47	$–	$46	$(1)
Other debt securities
Canadian issuers	1	–	–	–	–	1	–	2	–
Other issuers	9	–	–	–	(9)	18	–	18	–

	10	(1)	–	–	(9)	66	–	66	(1)
Non-trading financial assets at fair value through profit or loss
Securities	495	56	1	65	(170)	–	–	447	5

Loans	21	–	–	–	(1)	–	–	20	–

	516	56	1	65	(171)	–	–	467	5

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	210	14	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	559	–	–	–	–	–	(559)	–	–
Corporate and other debt	23	–	–	–	–	–	–	23	–
Equity securities
Common shares	1,495	–	(1)	14	24	–	–	1,532	(1)

Preferred shares	57	–	(8)	1	–	–	–	50	(9)
	$2,344	$14	$(9)	$15	$(200)	$–	$(559)	$1,605	$(10)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,465)	(188)	–	(82)	56	–	–	(3,679)	(189)
Derivatives[7]
Interest rate contracts	(64)	(12)	–	–	(1)	–	–	(77)	(11)
Foreign exchange contracts	2	–	–	–	–	(4)	–	(2)	–
Equity contracts	(699)	(190)	–	(37)	101	–	–	(825)	(179)

Commodity contracts	(8)	34	–	–	(11)	–	–	15	23

	(769)	(168)	–	(37)	89	(4)	–	(889)	(167)

Financial liabilities designated at fair value through profit or loss	(3)	18	–	(32)	4	–	–	(13)	14

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Gains (losses) on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at April 30, 2019, consists of derivative assets of $0.6 billion (February 1, 2019 – $0.5 billion) and derivative liabilities of $1.5 billion (February 1, 2019 – $1.3 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 63

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities1

(millions of Canadian dollars)	Fair value as at November 1 2018	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at April 30 2019	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases/ Issuances	Sales/ Settlements[4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$3	$(1)	$–	$–	$(3)	$47	$–	$46	$(1)
Other debt securities
Canadian issuers	1	–	–	–	–	1	–	2	–
Other issuers	16	1	–	–	(17)	19	(1)	18	–

	20	–	–	–	(20)	67	(1)	66	(1)
Non-trading financial assets at fair value through profit or loss
Securities	408	58	2	136	(178)	21	–	447	6

Loans	19	1	–	1	(1)	–	–	20	1

	427	59	2	137	(179)	21	–	467	7

Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	200	24	–	–	(224)	–	–	–	–
Other debt securities
Asset-backed securities	562	–	–	–	–	–	(562)	–	–
Corporate and other debt	24	–	(1)	–	–	–	–	23	(1)
Equity securities
Common shares	1,492	–	–	19	21	–	–	1,532	(1)

Preferred shares	135	–	(11)	1	(74)	–	(1)	50	(17)
	$2,413	$24	$(12)	$20	$(277)	$–	$(563)	$1,605	$(19)

FINANCIAL LIABILITIES

Trading deposits[6]	$(3,024)	(287)	–	(378)	10	–	–	(3,679)	(255)
Derivatives[7]
Interest rate contracts	(63)	(16)	–	–	2	–	–	(77)	(15)
Foreign exchange contracts	1	(1)	–	–	2	(4)	–	(2)	–
Equity contracts	(624)	(295)	–	(75)	169	–	–	(825)	(281)

Commodity contracts	27	(4)	–	–	(8)	–	–	15	3

	(659)	(316)	–	(75)	165	(4)	–	(889)	(293)

Financial liabilities designated at fair value through profit or loss	(14)	40	–	(49)	10	–	–	(13)	30

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Gains (losses) on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[4]	Includes foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at April 30, 2019, consists of derivative assets of $0.6 billion (November 1, 2018 – $0.5 billion) and derivative liabilities of $1.5 billion (November 1, 2018 – $1.2 billion), which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 64

NOTE 5:  SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at April 30, 2020 and October 31, 2019.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)							As at
			April 30, 2020				October 31, 2019
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value

Securities at Fair Value Through Other Comprehensive Income
Government and government-related securities
Canadian government debt
Federal	$16,453	$115	$(8)	$16,560	$9,603	$62	$(2)	$9,663
Provinces	15,848	97	(107)	15,838	12,890	77	(40)	12,927
U.S. federal, state, municipal governments, and agencies debt	42,343	243	(71)	42,515	40,703	86	(52)	40,737
Other OECD government guaranteed debt	13,558	34	(8)	13,584	14,394	21	(8)	14,407

Mortgage-backed securities	4,625	37	(22)	4,640	5,407	31	(1)	5,437

	92,827	526	(216)	93,137	82,997	277	(103)	83,171
Other debt securities
Asset-backed securities	13,095	13	(327)	12,781	15,890	29	(31)	15,888
Non-agency collateralized mortgage obligation portfolio	198	–	–	198	247	–	–	247

Corporate and other debt	9,067	21	(183)	8,905	7,832	27	(25)	7,834

	22,360	34	(510)	21,884	23,969	56	(56)	23,969

Total debt securities	115,187	560	(726)	115,021	106,966	333	(159)	107,140
Equity securities
Common shares	2,686	28	(255)	2,459	1,594	31	(27)	1,598

Preferred shares	303	–	(113)	190	302	4	(64)	242

	2,989	28	(368)	2,649	1,896	35	(91)	1,840
Total securities at fair value through other comprehensive income	$118,176	$588	$(1,094)	$117,670	$108,862	$368	$(250)	$108,980

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)		As at	For the three months ended		For the six months ended
	April 30, 2020	October 31, 2019	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$2,459	$1,598	$24	$20	$51	$40

Preferred shares	190	242	4	3	7	7
Total	$2,649	$1,840	$28	$23	$58	$47

The Bank disposed of equity securities in line with the Bank’s investment strategy with a fair value of $23 million and $28 million during the three and six months ended April 30, 2020, respectively (three and six months ended April 30, 2019 – $133 million and $312 million, respectively). The Bank realized a cumulative loss of $6 million during the three and six months ended April 30, 2020 (cumulative gain during the three and six months ended April 30, 2019 – $44 million and $68 million, respectively) on disposal of these equity securities and recognized dividend income of nil during the three and six months ended April 30, 2020 (three and six months ended April 30, 2019 – $1 million and $3 million, respectively).

Securities Net Realized Gains (Losses)

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Debt securities at amortized cost	$–	$–	$–	$44

Debt securities at fair value through other comprehensive income	(12)	35	(2)	(20)
Total	$(12)	$35	$(2)	$24

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 65

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2019 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)	As at
	April 30, 2020					October 31, 2019
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities
Investment grade	$272,826	$–	$	n/a	$272,826	$235,475	$–	$	n/a	$235,475
Non-Investment grade	2,424	153		n/a	2,577	2,109	54		n/a	2,163
Watch and classified	n/a	5		n/a	5	n/a	–		n/a	–

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	275,250	158		–	275,408	237,584	54		–	237,638

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	1	–		–	1
Debt securities, net of allowance	$275,248	$158		$–	$275,406	$237,583	$54		$–	$237,637

As at April 30, 2020, the allowance for credit losses on debt securities was $13 million (October 31, 2019 – $4 million), comprising $2 million (October 31, 2019 – $1 million) for debt securities at amortized cost (DSAC) and $11 million (October 31, 2019 – $3 million) for debt securities at FVOCI. For the three and six months ended April 30, 2020, the Bank reported a provision for credit losses of $1 million (three and six months ended April 30, 2019 – nil), on DSAC. For the three and six months ended April 30, 2020, the Bank reported a provision for credit losses of $8 million (three and six months ended April 30, 2019 – recovery of credit losses of $2 million), on debt securities at FVOCI.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 66

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[1,2,3]
Low Risk	$172,501	$64	$	n/a	$172,565	$181,748	$77	$	n/a	$181,825
Normal Risk	58,065	367		n/a	58,432	43,988	248		n/a	44,236
Medium Risk	7,231	615		n/a	7,846	5,817	433		n/a	6,250
High Risk	826	2,831		302	3,959	964	1,454		366	2,784
Default	n/a	n/a		648	648	n/a	n/a		545	545

Total	238,623	3,877		950	243,450	232,517	2,212		911	235,640

Allowance for loan losses	37	56		60	153	28	26		56	110

Loans, net of allowance	238,586	3,821		890	243,297	232,489	2,186		855	235,530
Consumer instalment and other personal[4]
Low Risk	71,462	535		n/a	71,997	92,601	953		n/a	93,554
Normal Risk	62,388	1,632		n/a	64,020	46,878	973		n/a	47,851
Medium Risk	29,758	1,641		n/a	31,399	27,576	879		n/a	28,455
High Risk	8,381	5,712		656	14,749	6,971	2,435		618	10,024

Default	n/a	n/a		505	505	n/a	n/a		450	450

Total	171,989	9,520		1,161	182,670	174,026	5,240		1,068	180,334

Allowance for loan losses	833	805		216	1,854	690	384		175	1,249

Loans, net of allowance	171,156	8,715		945	180,816	173,336	4,856		893	179,085
Credit card
Low Risk	3,925	40		n/a	3,965	7,188	48		n/a	7,236
Normal Risk	9,005	94		n/a	9,099	10,807	82		n/a	10,889
Medium Risk	11,624	353		n/a	11,977	11,218	275		n/a	11,493
High Risk	4,793	3,913		362	9,068	4,798	1,670		355	6,823

Default	n/a	n/a		133	133	n/a	n/a		123	123

Total	29,347	4,400		495	34,242	34,011	2,075		478	36,564

Allowance for loan losses	877	1,170		343	2,390	732	521		322	1,575

Loans, net of allowance	28,470	3,230		152	31,852	33,279	1,554		156	34,989
Business and government[1,2,3,5]
Investment grade or Low/Normal Risk	150,320	150		n/a	150,470	120,940	153		n/a	121,093
Non-Investment grade or Medium Risk	140,253	8,824		n/a	149,077	119,256	5,298		n/a	124,554
Watch and classified or High Risk	916	9,218		86	10,220	951	4,649		158	5,758

Default	n/a	n/a		1,196	1,196	n/a	n/a		730	730

Total	291,489	18,192		1,282	310,963	241,147	10,100		888	252,135

Allowance for loan losses	978	1,068		482	2,528	672	648		193	1,513

Loans, net of allowance	290,511	17,124		800	308,435	240,475	9,452		695	250,622
Total loans[5,6]	731,448	35,989		3,888	771,325	681,701	19,627		3,345	704,673

Total allowance for loan losses[6]	2,725	3,099		1,101	6,925	2,122	1,579		746	4,447
Total loans, net of allowance[5,6]	$728,723	$32,890		$2,787	$764,400	$679,579	$18,048		$2,599	$700,226

[1]

As at April 30, 2020, impaired loans with a balance of $166 million (October 31, 2019 – $127 million) did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[2]

As at April 30, 2020, excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $13 billion (October 31, 2019 – $12 billion) and $3 billion (October 31, 2019 – $2 billion), respectively.

[3]	As at April 30, 2020, includes insured mortgages of $86 billion (October 31, 2019 – $88 billion).
[4]	As at April 30, 2020, includes Canadian government-insured real estate personal loans of $12 billion (October 31, 2019 – $13 billion).
[5]

As at April 30, 2020, includes loans that are measured at FVOCI of $3 billion (October 31, 2019 – $2 billion) and customers’ liability under acceptances of $14 billion (October 31, 2019 – $13 billion).

[6]

As at April 30, 2020, Stage 3 includes acquired credit-impaired (ACI) loans of $282 million (October 31, 2019 – $313 million) and a related allowance for loan losses of $10 million (October 31, 2019 – $12 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 67

Loans by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments[1]
(millions of Canadian dollars)										As at
				April 30, 2020					October 31, 2019
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Retail Exposures[2]
Low Risk	$217,110	$714	$	n/a	$217,824	$227,757	$732	$	n/a	$228,489
Normal Risk	86,315	1,016		n/a	87,331	67,245	570		n/a	67,815
Medium Risk	20,622	571		n/a	21,193	13,204	277		n/a	13,481
High Risk	2,839	1,413		–	4,252	1,869	854		–	2,723
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	177,400	–		n/a	177,400	179,650	–		n/a	179,650
Non-Investment grade	66,329	6,187		n/a	72,516	64,553	3,397		n/a	67,950
Watch and classified	11	3,755		–	3,766	2	2,126		–	2,128

Default	n/a	n/a		282	282	n/a	n/a		108	108
Total off-balance sheet credit instruments	570,626	13,656		282	584,564	554,280	7,956		108	562,344
Allowance for off-balance sheet credit instruments	407	538		46	991	293	277		15	585
Total off-balance sheet credit instruments, net of allowance	$570,219	$13,118		$236	$583,573	$553,987	$7,679		$93	$561,759

[1]	Exclude mortgage commitments.
[2]

As at April 30, 2020, includes $329 billion (October 31, 2019 – $311 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at April 30, 2020, includes $41 billion (October 31, 2019 – $41 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 68

The changes to the Bank’s allowance for loan losses, as at and for the three and six months ended April 30, 2020 and April 30, 2019, are shown in the following tables.

Allowance for Loan Losses1

(millions of Canadian dollars)	For the three months ended
	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3 [2]	Total	Stage 1	Stage 2	Stage 3 [2]	Total
Residential Mortgages
Balance at beginning of period	$30	$28	$56	$114	$25	$30	$52	$107
Provision for credit losses
Transfer to Stage 1[3]	4	(4)	–	–	4	(4)	–	–
Transfer to Stage 2	(3)	6	(3)	–	(1)	3	(2)	–
Transfer to Stage 3	–	(3)	3	–	–	(2)	2	–
Net remeasurement due to transfers[4]	(2)	4	–	2	(2)	2	–	–
New originations or purchases[5]	4	n/a	n/a	4	2	n/a	n/a	2
Net repayments[6]	–	–	–	–	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[7]	(1)	(1)	(5)	(7)	–	(1)	(4)	(5)
Changes to risk, parameters, and models[8]	3	25	14	42	(1)	4	9	12
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(9)	(9)	–	–	(6)	(6)
Recoveries	–	–	1	1	–	–	–	–
Foreign exchange and other adjustments	2	1	2	5	–	–	–	–
Balance at end of period	$37	$56	$59	$152	$27	$32	$51	$110
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$728	$440	$185	$1,353	$598	$413	$183	$1,194
Provision for credit losses
Transfer to Stage 1[3]	50	(45)	(5)	–	84	(80)	(4)	–
Transfer to Stage 2	(136)	151	(15)	–	(28)	39	(11)	–
Transfer to Stage 3	(4)	(40)	44	–	(4)	(54)	58	–
Net remeasurement due to transfers[4]	(20)	167	4	151	(34)	38	2	6
New originations or purchases[5]	99	n/a	n/a	99	73	n/a	n/a	73
Net repayments[6]	(20)	(14)	(3)	(37)	(22)	(8)	(3)	(33)
Derecognition of financial assets (excluding disposals and write-offs)[7]	(22)	(10)	(6)	(38)	(18)	(26)	(18)	(62)
Changes to risk, parameters, and models[8]	171	203	297	671	(7)	74	183	250
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(346)	(346)	–	–	(280)	(280)
Recoveries	–	–	58	58	–	–	68	68
Foreign exchange and other adjustments	17	8	3	28	5	5	3	13
Balance, including off-balance sheet instruments, at end of period	863	860	216	1,939	647	401	181	1,229
Less: Allowance for off-balance sheet instruments[9]	30	55	–	85	26	44	–	70
Balance at end of period	$833	$805	$216	$1,854	$621	$357	$181	$1,159
Credit Card[10]
Balance, including off-balance sheet instruments, at beginning of period	$952	$728	$367	$2,047	$865	$635	$389	$1,889
Provision for credit losses
Transfer to Stage 1[3]	136	(130)	(6)	–	164	(155)	(9)	–
Transfer to Stage 2	(156)	172	(16)	–	(55)	72	(17)	–
Transfer to Stage 3	(2)	(134)	136	–	(8)	(149)	157	–
Net remeasurement due to transfers[4]	(48)	241	3	196	(55)	75	9	29
New originations or purchases[5]	55	n/a	n/a	55	35	n/a	n/a	35
Net repayments[6]	(18)	2	9	(7)	(1)	(1)	5	3
Derecognition of financial assets (excluding disposals and write-offs)[7]	(29)	(33)	(62)	(124)	(27)	(33)	(131)	(191)
Changes to risk, parameters, and models[8]	205	667	304	1,176	(50)	176	339	465
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(486)	(486)	–	–	(443)	(443)
Recoveries	–	–	78	78	–	–	78	78
Foreign exchange and other adjustments	32	17	16	65	12	7	5	24
Balance, including off-balance sheet instruments, at end of period	1,127	1,530	343	3,000	880	627	382	1,889
Less: Allowance for off-balance sheet instruments[9]	250	360	–	610	480	318	–	798
Balance at end of period	$877	$1,170	$343	$2,390	$400	$309	$382	$1,091

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes allowance for loan losses related to ACI loans.
[3]	Transfers represent stage transfer movements prior to ECL remeasurement.
[4]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECL constant.

[5]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[6]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[7]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[8]

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to: macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

[9]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[10]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 69

Allowance for Loan Losses (Continued)[1,2]
(millions of Canadian dollars)	For the three months ended
	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3 [3]	Total	Stage 1	Stage 2	Stage 3 [3]	Total
Business and Government
Balance, including off-balance sheet instruments, at beginning of period	$756	$735	$291	$1,782	$725	$705	$178	$1,608
Provision for credit losses
Transfer to Stage 1[4]	36	(35)	(1)	–	41	(40)	(1)	–
Transfer to Stage 2	(113)	116	(3)	–	(38)	40	(2)	–
Transfer to Stage 3	(1)	(17)	18	–	(2)	(29)	31	–
Net remeasurement due to transfers[4]	(14)	67	(1)	52	(14)	27	1	14
New originations or purchases[4]	209	n/a	n/a	209	104	n/a	n/a	104
Net repayments[4]	(4)	(11)	(10)	(25)	(5)	(10)	(3)	(18)
Derecognition of financial assets (excluding disposals and write-offs)[4]	(86)	(51)	(79)	(216)	(74)	(73)	(25)	(172)
Changes to risk, parameters, and models[4]	294	362	350	1,006	(31)	127	27	123
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(58)	(58)	–	–	(40)	(40)
Recoveries	–	–	11	11	–	–	13	13
Foreign exchange and other adjustments	28	25	11	64	11	8	4	23
Balance, including off-balance sheet instruments, at end of period	1,105	1,191	529	2,825	717	755	183	1,655
Less: Allowance for off-balance sheet instruments[4],5	127	123	46	296	74	156	7	237
Balance at end of period	978	1,068	483	2,529	643	599	176	1,418
Total Allowance for Loan Losses at end of period	$2,725	$3,099	$1,101	$6,925	$1,691	$1,297	$790	$3,778

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	Includes allowance for loan losses related to ACI loans.
[4]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[5]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 70

Allowance for Loan Losses1

(millions of Canadian dollars)	For the six months ended
	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3 [2]	Total	Stage 1	Stage 2	Stage 3 [2]	Total
Residential Mortgages
Balance at beginning of period	$28	$26	$56	$110	$24	$34	$52	$110
Provision for credit losses
Transfer to Stage 1[3]	10	(10)	–	–	17	(16)	(1)	–
Transfer to Stage 2	(4)	10	(6)	–	(2)	6	(4)	–
Transfer to Stage 3	–	(6)	6	–	(1)	(4)	5	–
Net remeasurement due to transfers[4]	(5)	6	–	1	(6)	3	–	(3)
New originations or purchases[5]	9	n/a	n/a	9	5	n/a	n/a	5
Net repayments[6]	–	–	–	–	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[7]	(2)	(2)	(10)	(14)	(1)	(2)	(8)	(11)
Changes to risk, parameters, and models[8]	(1)	31	25	55	(9)	12	20	23
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(16)	(16)	–	–	(13)	(13)
Recoveries	–	–	2	2	–	–	–	–
Foreign exchange and other adjustments	2	1	2	5	–	–	–	–
Balance at end of period	$37	$56	$59	$152	$27	$32	$51	$110
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$717	$417	$175	$1,309	$599	$392	$180	$1,171
Provision for credit losses
Transfer to Stage 1[3]	134	(123)	(11)	–	167	(158)	(9)	–
Transfer to Stage 2	(172)	199	(27)	–	(57)	78	(21)	–
Transfer to Stage 3	(7)	(76)	83	–	(9)	(106)	115	–
Net remeasurement due to transfers[4]	(55)	210	7	162	(68)	78	5	15
New originations or purchases[5]	177	n/a	n/a	177	139	n/a	n/a	139
Net repayments[6]	(44)	(22)	(6)	(72)	(43)	(15)	(6)	(64)
Derecognition of financial assets (excluding disposals and write-offs)[7]	(43)	(21)	(11)	(75)	(38)	(52)	(33)	(123)
Changes to risk, parameters, and models[8]	138	267	553	958	(48)	180	405	537
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(688)	(688)	–	–	(586)	(586)
Recoveries	–	–	137	137	–	–	128	128
Foreign exchange and other adjustments	18	9	4	31	5	4	3	12
Balance, including off-balance sheet instruments, at end of period	863	860	216	1,939	647	401	181	1,229
Less: Allowance for off-balance sheet instruments[9]	30	55	–	85	26	44	–	70
Balance at end of period	$833	$805	$216	$1,854	$621	$357	$181	$1,159
Credit Card[10]
Balance, including off-balance sheet instruments, at beginning of period	$934	$673	$322	$1,929	$819	$580	$341	$1,740
Provision for credit losses
Transfer to Stage 1[3]	297	(285)	(12)	–	363	(296)	(67)	–
Transfer to Stage 2	(211)	240	(29)	–	(111)	143	(32)	–
Transfer to Stage 3	(10)	(267)	277	–	(16)	(316)	332	–
Net remeasurement due to transfers[4]	(110)	325	15	230	(111)	154	23	66
New originations or purchases[5]	90	n/a	n/a	90	65	n/a	n/a	65
Net repayments[6]	52	9	21	82	38	1	(30)	9
Derecognition of financial assets (excluding disposals and write-offs)[7]	(54)	(62)	(165)	(281)	(47)	(54)	(195)	(296)
Changes to risk, parameters, and models[8]	104	877	673	1,654	(130)	409	716	995
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(938)	(938)	–	–	(861)	(861)
Recoveries	–	–	162	162	–	–	149	149
Foreign exchange and other adjustments	35	20	17	72	10	6	6	22
Balance, including off-balance sheet instruments, at end of period	1,127	1,530	343	3,000	880	627	382	1,889
Less: Allowance for off-balance sheet instruments[9]	250	360	–	610	480	318	–	798
Balance at end of period	$877	$1,170	$343	$2,390	$400	$309	$382	$1,091

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes allowance for loan losses related to ACI loans.
[3]	Transfers represent stage transfer movements prior to ECL remeasurement.
[4]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECL constant.

[5]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[6]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[7]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[8]

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to: macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

[9]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[10]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 71

Allowance for Loan Losses (Continued)[1,2]
(millions of Canadian dollars)	For the six months ended
	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3 [3]	Total	Stage 1	Stage 2	Stage 3 [3]	Total
Business and Government
Balance, including off-balance sheet instruments, at beginning of period	$736	$740	$208	$1,684	$736	$684	$137	$1,557
Provision for credit losses
Transfer to Stage 1[4]	78	(76)	(2)	–	85	(82)	(3)	–
Transfer to Stage 2	(137)	145	(8)	–	(68)	72	(4)	–
Transfer to Stage 3	(10)	(77)	87	–	(3)	(48)	51	–
Net remeasurement due to transfers[4]	(32)	101	(4)	65	(27)	47	2	22
New originations or purchases[4]	319	n/a	n/a	319	213	n/a	n/a	213
Net repayments[4]	(12)	(19)	(18)	(49)	2	(22)	(7)	(27)
Derecognition of financial assets (excluding disposals and write-offs)[4]	(167)	(160)	(119)	(446)	(168)	(183)	(37)	(388)
Changes to risk, parameters, and models[4]	300	509	454	1,263	(64)	280	93	309
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(105)	(105)	–	–	(75)	(75)
Recoveries	–	–	29	29	–	–	24	24
Foreign exchange and other adjustments	30	28	7	65	11	7	2	20
Balance, including off-balance sheet instruments, at end of period	1,105	1,191	529	2,825	717	755	183	1,655
Less: Allowance for off-balance sheet instruments[4], 5	127	123	46	296	74	156	7	237
Balance at end of period	978	1,068	483	2,529	643	599	176	1,418
Total Allowance for Loan Losses at end of period	$2,725	$3,099	$1,101	$6,925	$1,691	$1,297	$790	$3,778

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes the allowance for loan losses related to customers’ liability under acceptances.
[3]	Includes allowance for loan losses related to ACI loans.
[4]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[5]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for loan losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional macroeconomic factors that are industry-specific or segment-specific are also incorporated where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include GDP, unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements and Note 3 of this report for a discussion of how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of possible economic conditions. All economic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECL. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast this period. For the downside forecast, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 72

Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the next four calendar quarters and the remaining 4-year forecast period for the base, upside, and downside forecasts used in determining the Bank’s ECLs. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The economic outlook is particularly uncertain at present given the uncertainty related to health outcomes and government decisions. To account for the rapid pace of policy and economic developments in response to COVID-19, TD Economics has provided higher frequency updates for key macroeconomic variables and the Bank has considered these in the determination of ECLs.

Macroeconomic Variables

	Base Forecasts						Upside Forecasts		Downside Forecasts
	Calendar Quarters[1]				Average Q2 2020- Q2 2021[2]	Remaining 4-year period[2]	Average Q2 2020- Q2 2021[2]	Remaining 4-year period[2]	Average Q2 2020- Q2 2021[2]	Remaining 4-year period[2]
	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Unemployment rate
Canada	12.6%	10.6%	8.0%	6.7%	9.5%	5.8%	9.3%	5.3%	11.1%	6.8%
United States	16.5	9.2	7.2	6.1	9.8	4.2	9.6	3.6	10.9	4.7
Real GDP
Canada	-42.0	32.6	15.8	12.8	-7.1	3.3	-6.7	4.0	-9.1	4.0
United States	-41.4	25.1	16.1	11.2	-6.7	3.5	-6.5	4.0	-8.4	4.0
Home prices
Canada (average existing price)[3]	-13.3	9.4	17.9	2.4	3.8	3.1	4.9	4.9	0.3	3.9
United States (CoreLogic HPI)[4]	-1.9	6.0	2.5	4.0	2.3	3.6	2.6	4.3	0.4	4.1
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	0.91	0.44	1.16	0.10	0.61
United States	0.25	0.25	0.25	0.25	0.25	1.13	0.25	1.61	0.25	0.81
U.S. 10-year treasury yield	0.55	0.50	0.70	0.90	0.66	1.90	1.09	2.90	0.33	1.81
U.S. 10-year BBB spread (%-pts)	3.25	2.50	2.20	2.00	2.49	1.81	2.42	1.55	4.13	1.84

Exchange rate (U.S. dollar/Canadian dollar)	$0.69	$0.71	$0.72	$0.73	$0.71	$0.77	$0.72	$0.80	$0.70	$0.71

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service (MLS); data is collected by the Canadian Real Estate Association (CREA).
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses (ACLs) is sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECL, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs. Refer to Note 3 for further details relating to significant judgments applied as a result of COVID-19 and Note 3 of the Bank’s 2019 Annual Consolidated Financial Statements for further details.

The following table presents the base ECL scenario compared to the probability-weighted ECL, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECL and resultant change in ECL due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECL

(millions of Canadian dollars, except as noted)	As at
	April 30, 2020	October 31, 2019
Probability-weighted ECL	$6,769	$4,271

Base ECL	6,510	4,104
Difference – in amount	$259	$167
Difference – in percentage	3.8%	3.9%

The ACLs for performing loans and off-balance sheet instruments consists of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECL which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ACLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ACLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECL, holding all risk profiles constant.

Incremental Lifetime ECL Impact
(millions of Canadian dollars)		As at
	April 30, 2020	October 31, 2019
Aggregate Stage 1 and 2 probability-weighted ECL	$6,769	$4,271

All performing loans and off-balance sheet instruments using 12-month ECL	5,357	3,672
Incremental lifetime ECL impact	$1,412	$599

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $109 million as at April 30, 2020 (October 31, 2019 – $121 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 73

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at April 30, 2020 and October 31, 2019.

Loans Past Due but not Impaired[1,2],3
(millions of Canadian dollars)								As at
	April 30, 2020				October 31, 2019
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$2,005	$495	$185	$2,685	$1,709	$404	$111	$2,224
Consumer instalment and other personal	5,527	1,062	367	6,956	6,038	845	266	7,149
Credit card	1,426	385	229	2,040	1,401	351	229	1,981

Business and government	4,090	749	132	4,971	1,096	858	60	2,014
Total	$13,048	$2,691	$913	$16,652	$10,244	$2,458	$666	$13,368
[1]	Includes loans that are measured at FVOCI.
[2]	Balances exclude ACI loans.
[3]	Loans deferred under a bank-led COVID-19 relief program are not considered past due. Where such loans were already past due, they are not aged further during the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank is offering certain relief programs, including payment deferral options for residential mortgages, home equity loans, personal loans, auto loans, and commercial and small business loans. Gains and losses resulting from these modifications were insignificant.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Interim Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of April 30, 2020, the Bank had provided 117,000 customers with CEBA loans and had funded $4.7 billion in loans under the program.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank’s equity share in TD Ameritrade’s earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at April 30, 2020, the Bank’s reported investment in TD Ameritrade was 43.26% (October 31, 2019 – 43.19%) of the outstanding shares of TD Ameritrade with a fair value of $13 billion (US$9 billion) (October 31, 2019 – $12 billion (US$9 billion) based on the closing price of US$39.27 (October 31, 2019 – US$38.38) on the New York Stock Exchange.

During the six months ended April 30, 2020, TD Ameritrade repurchased 2.0 million shares (for the year ended October 31, 2019 – 21.5 million shares). Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank’s ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade’s Board of Directors. The Bank’s designated directors currently include the Bank’s Group President and Chief Executive Officer and four independent directors of TD or TD’s U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the six months ended April 30, 2020 and April 30, 2019, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 74

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	March 31 2020	September 30 2019
Assets
Receivables from brokers, dealers, and clearing organizations	$2,124	$3,212
Receivables from clients, net	23,118	27,156
Other assets, net	45,754	27,303
Total assets	$70,996	$57,671
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,709	$4,357
Payable to clients	46,292	35,650
Other liabilities	9,254	6,205

Total liabilities	58,255	46,212

Stockholders’ equity[2]	12,741	11,459
Total liabilities and stockholders’ equity	$70,996	$57,671
[1]	Customers’ securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
[2]

The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	March 31 2020	March 31 2019	March 31 2020	March 31 2019
Revenues
Net interest revenue	$446	$481	$920	$978

Fee-based and other revenue	1,543	1,447	2,773	2,953

Total revenues	1,989	1,928	3,693	3,931
Operating expenses
Employee compensation and benefits	507	452	944	871

Other	633	539	1,212	1,071

Total operating expenses	1,140	991	2,156	1,942

Other expense (income)	43	49	83	73
Pre-tax income	806	888	1,454	1,916

Provision for income taxes	206	225	354	455
Net income[1]	$600	$663	$1,100	$1,461
Earnings per share – basic (Canadian dollars)	$1.11	$1.18	$2.03	$2.60
Earnings per share – diluted (Canadian dollars)	1.10	1.18	2.02	2.59
[1]

The Bank’s equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

NOTE 8: SIGNIFICANT OR PENDING ACQUISITIONS

TD Ameritrade Holding Corporation and The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade, of which the Bank is a major shareholder, by The Charles Schwab Corporation, through a definitive agreement announced by those companies. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied. Refer to Note 35 of the Bank’s 2019 Annual Consolidated Financial Statements for a discussion of the announced transaction.

NOTE 9: GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2018	$2,403	$13,973	$160	$16,536
Additions	432	–	–	432
Foreign currency translation adjustments and other	1	7	–	8

Carrying amount of goodwill as at October 31, 2019[2]	$2,836	$13,980	$160	$16,976
Additions	–	–	–	–
Foreign currency translation adjustments and other	49	797	1	847
Carrying amount of goodwill as at April 30, 2020[2]	$2,885	$14,777	$161	$17,823
[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at April 30, 2020 and October 31, 2019 were nil.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 75

NOTE 10: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	April 30 2020	October 31 2019
Accounts receivable and other items	$10,435	$9,069
Accrued interest	2,385	2,479
Current income tax receivable	3,140	2,468
Defined benefit asset	13	13
Insurance-related assets, excluding investments	1,717	1,761
Prepaid expenses	1,231	1,297

Cheques and items in transit	1,333	–
Total	$20,254	$17,087

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2020, was $325 billion (October 31, 2019 – $309 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Certain deposits have been designated at FVTPL on the Interim Consolidated Balance Sheet to reduce an accounting mismatch from related economic hedges. These deposits are accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is recognized on the Interim Consolidated Statement of Comprehensive Income.

Deposits

(millions of Canadian dollars)								As at
	By Type			By Country			April 30 2020	October 31 2019
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$18,879	$525,348	$60,439	$258,638	$346,005	$23	$604,666	$503,430
Banks[2]	10,020	496	14,029	19,140	2,530	2,875	24,545	16,751
Business and government[3]	104,715	179,585	164,795	314,027	126,917	8,151	449,095	366,796
Trading[2]	–	–	26,398	18,596	2,460	5,342	26,398	26,885
Designated at fair value through profit or loss[2,4]	–	–	94,128	31,610	47,316	15,202	94,128	105,100
Total	$133,614	$705,429	$359,789	$642,011	$525,228	$31,593	$1,198,832	$1,018,962
Non-interest-bearing deposits included above
In domestic offices							$51,095	$43,887
In foreign offices							71,597	53,381
Interest-bearing deposits included above
In domestic offices							590,916	530,608
In foreign offices							482,743	391,076
U.S. federal funds deposited[2]							2,481	10
Total[3,5]							$1,198,832	$1,018,962

[1]

Includes $20,967 million (October 31, 2019 – $16,589 million) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	As at April 30, 2020, includes $43 billion relating to covered bondholders (October 31, 2019 – $40 billion) and $1 billion (October 31, 2019 – $1 billion) due to TD Capital Trust lV.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet consist of deposits designated at FVTPL and $36 million (October 31, 2019 – $31 million) of loan commitments and financial guarantees designated at FVTPL.

[5]

As at April 30, 2020, includes deposits of $709 billion (October 31, 2019 – $580 billion) denominated in U.S. dollars and $62 billion (October 31, 2019 – $52 billion) denominated in other foreign currencies.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 76

NOTE 12: OTHER LIABILITIES

Other Liabilities1

(millions of Canadian dollars)	As at
	April 30 2020	October 31 2019
Accounts payable, accrued expenses, and other items	$4,167	$5,163
Accrued interest	1,144	1,393
Accrued salaries and employee benefits	2,071	3,245
Cheques and other items in transit	–	1,042
Current income tax payable	131	169
Deferred tax liabilities	283	193
Defined benefit liability	3,045	2,781
Lease liabilities	5,696	66
Liabilities related to structured entities	5,400	5,857

Provisions	1,419	1,095
Total	$23,356	$21,004

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues

On April 22, 2020, the Bank issued $3 billion of non-viability contingent capital (NVCC) medium-term notes constituting subordinated indebtedness of the Bank (the “Notes”). The Notes will bear interest at a fixed rate of 3.105% per annum (paid semi-annually) until April 22, 2025, and at the three-month Bankers’ Acceptance rate plus 2.16% thereafter (paid quarterly) until maturity on April 22, 2030. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after April 22, 2025, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days’ notice is required to be given to the Notes’ holders for such redemptions.

Redemptions

On May 19, 2020, the Bank announced its intention to redeem on June 24, 2020 all of its outstanding $1.5 billion 2.692% NVCC subordinated debentures due June 24, 2025, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 77

NOTE 14: EQUITY

The following table summarizes the changes to the shares issued and outstanding, and treasury shares held as at and for the three and six months ended April 30, 2020 and April 30, 2019.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	For the three months ended				For the six months ended
	April 30, 2020		April 30, 2019		April 30, 2020		April 30, 2019
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,810.0	$21,773	1,832.8	$21,661	1,812.5	$21,713	1,830.4	$21,221
Proceeds from shares issued on exercise of stock options	0.2	12	0.5	24	1.0	53	1.0	52
Shares issued as a result of dividend reinvestment plan	1.3	74	1.3	98	2.2	143	2.7	197
Shares issued in connection with acquisitions[1]	–	–	–	–	–	–	5.0	366

Purchase of shares for cancellation and other	(7.8)	(93)	(5.5)	(65)	(12.0)	(143)	(10.0)	(118)
Balance as at end of period	1,803.7	$21,766	1,829.1	$21,718	1,803.7	$21,766	1,829.1	$21,718
Preferred Shares – Class A2
Balance as at beginning of period	232.0	$5,800	214.0	$5,350	232.0	$5,800	200.0	$5,000

Shares issued	–	–	–	–	–	–	14.0	350
Balance as at end of period	232.0	$5,800	214.0	$5,350	232.0	$5,800	214.0	$5,350
Treasury shares – common[3]
Balance as at beginning of period	1.8	$(131)	2.0	$(139)	0.6	$(41)	2.1	$(144)
Purchase of shares	38.1	(2,359)	38.5	(2,855)	68.6	(4,635)	71.5	(5,198)

Sale of shares	(39.6)	2,465	(39.8)	2,945	(68.9)	4,651	(72.9)	5,293
Balance as at end of period	0.3	$(25)	0.7	$(49)	0.3	$(25)	0.7	$(49)
Treasury shares – preferred[3]
Balance as at beginning of period	0.3	$(7)	0.1	$(3)	0.3	$(6)	0.3	$(7)
Purchase of shares	1.8	(31)	1.5	(36)	3.6	(69)	3.0	(69)

Sale of shares	(1.9)	35	(1.3)	33	(3.7)	72	(3.0)	70
Balance as at end of period	0.2	$(3)	0.3	$(6)	0.2	$(3)	0.3	$(6)

[1]

On November 1, 2018, the Bank issued 4.7 million shares for $342 million that form part of the consideration paid for Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone), as well as 0.3 million shares issued for $24 million as share-based compensation to replace share-based payment awards of Greystone. Refer to Note 13 of the Bank’s 2019 Annual Consolidated Financial Statements for a discussion on the acquisition of Greystone.

[2]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[3]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the three months ended April 30, 2020, the Bank repurchased 7.8 million common shares under its NCIB at an average price of $68.98 per share for a total amount of $541 million. During the six months ended April 30, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer by 1.25% of risk-weighted assets. In the news release, OSFI expects that banks will use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 78

NOTE 15: SHARE-BASED COMPENSATION

For the three and six months ended April 30, 2020, the Bank recognized compensation expense for stock option awards of $3.1 million and $7.0 million, respectively (three and six months ended April 30, 2019 – $3.0 million and $6.3 million, respectively).

During the three months ended April 30, 2020 and April 30, 2019, nil stock options were granted by the Bank. During the six months ended April 30, 2020, 2.1 million stock options (six months ended April 30, 2019 – 2.2 million stock options) were granted by the Bank at a weighted-average fair value of $5.55 per option (April 30, 2019 – $5.64 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the six months ended
	April 30 2020	April 30 2019
Risk-free interest rate	1.59%	2.03%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	12.90%	12.64%
Expected dividend yield	3.50%	3.48%

Exercise price/share price	$72.84	$69.39

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 16:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and retirement plans, for the three and six months ended April 30.

Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal non-pension post-retirement benefit plan		Other pension and retirement plans[1]
		For the three months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Service cost – benefits earned	$117	$82	$4	$3	$2	$3
Net interest cost on net defined benefit liability	3	(3)	4	5	7	8
Past service cost (credit)	–	–	–	–	–	2

Defined benefit administrative expenses	3	2	–	–	2	1
Total	$123	$81	$8	$8	$11	$14
		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Service cost – benefits earned	$234	$163	$8	$7	$4	$5
Net interest cost on net defined benefit liability	7	(6)	9	10	14	16
Past service cost (credit)	–	–	–	–	–	2

Defined benefit administrative expenses	5	5	–	–	3	3
Total	$246	$162	$17	$17	$21	$26

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

The following table summarizes expenses for the Bank’s defined contribution plans for the three and six months ended April 30.

Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Defined contribution pension plans[1]	$41	$38	$85	$78

Government pension plans[2]	88	87	205	193
Total	$129	$125	$290	$271

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 79

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and retirement plans during the three and six months ended April 30.

Defined Benefit Plan Contributions

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Principal pension plans	$123	$95	$203	$178
Principal non-pension post-retirement benefit plan	4	4	7	8
Other pension and retirement plans[1]	8	10	22	19
Total	$135	$109	$232	$205

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at April 30, 2020, the Bank expects to contribute an additional $194 million to its principal pension plans, $7 million to its principal non-pension post-retirement benefit plan, and $21 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2020.

NOTE 17:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. To date, the CRA has reassessed the Bank for $793 million of income tax and interest for the years 2011 to 2014, the RQA has reassessed the Bank for $6 million for the year 2013, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $832 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities

(millions of Canadian dollars)	As at
	April 30 2020	October 31 2019
Deferred tax assets
Allowance for credit losses	$1,394	$965
Trading loans	50	50
Employee benefits	779	844
Pensions	411	344
Losses available for carry forward	99	95
Tax credits	260	228
Intangibles	19	–

Other	100	88

Total deferred tax assets	3,112	2,614
Deferred tax liabilities
Securities	1,593	527
Land, buildings, equipment, and other depreciable assets	8	242
Deferred (income) expense	48	91
Intangibles	–	40

Goodwill	122	108

Total deferred tax liabilities	1,771	1,008

Net deferred tax assets	1,341	1,606
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	1,623	1,799

Deferred tax liabilities[1]	282	193
Net deferred tax assets	$1,341	$1,606
[1]	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 18:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 80

The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Basic earnings per share
Net income attributable to common shareholders	$1,447	$3,110	$4,369	$5,442

Weighted-average number of common shares outstanding (millions)	1,803.0	1,826.6	1,807.0	1,829.9
Basic earnings per share (Canadian dollars)	$0.80	$1.70	$2.42	$2.97
Diluted earnings per share

Net income attributable to common shareholders	$1,447	$3,110	$4,369	$5,442

Net income available to common shareholders including impact of dilutive securities	1,447	3,110	4,369	5,442
Weighted-average number of common shares outstanding (millions)	1,803.0	1,826.6	1,807.0	1,829.9
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	1.4	3.4	2.0	3.3

Weighted-average number of common shares outstanding – diluted (millions)	1,804.4	1,830.0	1,809.0	1,833.2
Diluted earnings per share (Canadian dollars)[1]	$0.80	$1.70	$2.42	$2.97
[1]

For the three and six months ended April 30, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.8 million and 5.3 million with a weighted-average exercise price of $70.16 and $71.42, respectively, as the option price was greater than the average market price of the Bank’s common shares. For the three and six months ended April 30, 2019, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 19:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2019 Annual Consolidated Financial Statements.

LEGAL AND REGULATORY MATTERS

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2020, the Bank’s RPL is from zero to approximately $709 million (October 31, 2019 – from zero to approximately $606 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On May 3, 2019, two groups of plaintiffs comprising more than 950 investors in certificates of deposit issued by Stanford International Bank, Limited, and those who purchased one or more of such investors’ claims filed motions to intervene in The Official Stanford Investors Committee’s case against the Bank and the other bank defendants. On September 18, 2019, the Court denied the motions to intervene. On October 14, 2019, one group of plaintiffs (comprising 147 investors and those who purchased one or more of such investors’ claims) filed a notice of appeal to the Fifth Circuit, and briefing was complete on the appeal as of April 8, 2020.

On November 26, 2019, the U.S. Receiver for the Stanford Receivership Estate filed a motion to enjoin the Texas state court action in the United States District Court for the Northern District of Texas (N.D. Tex.). On January 15, 2020, the Court granted the U.S. Receiver’s motion to enjoin the Texas state court action. On February 26, 2020, another defendant bank removed the Texas state court action to the United States District Court for the Southern District of Texas (S.D. Tex.). On April 13, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court stay the action for an initial period of 120 days. On April 20, 2020, the S.D. Tex. court stayed all case deadlines until August 14, 2020.

On May 22, 2020, the N.D. Tex. court ordered a ready-for-trial date of May 6, 2021.

U.S. Consumer Financial Protection Bureau (the “Bureau”) – The Bank is in discussions with the Enforcement Division of the Bureau regarding issues raised by the Bureau with respect to certain of TD Bank N.A.’s enrollment practices for its optional overdraft product called Debit Card Advance and certain of its reporting practices with specialty consumer reporting agencies. The Bank believes no enforcement action is warranted but is not able to predict the outcome of the discussions at this time.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 81

NOTE 20:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., the U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Refer to Note 29 of the Bank’s 2019 Annual Consolidated Financial Statements for additional segment disclosures.

The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2]		Corporate[2]			Total
									For the three months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income (loss)	$3,002	$3,010	$2,311	$2,231	$493	$262	$654	$369	$6,460	$5,872

Non-interest income (loss)	3,021	2,949	491	677	768	625	(212)	105	4,068	4,356

Total revenue	6,023	5,959	2,802	2,908	1,261	887	442	474	10,528	10,228
Provision for (recovery of) credit losses	1,153	280	1,137	226	374	(5)	554	132	3,218	633
Insurance claims and related expenses	671	668	–	–	–	–	–	–	671	668

Non-interest expenses	2,588	2,481	1,680	1,527	616	597	237	643	5,121	5,248

Income (loss) before income taxes	1,611	2,530	(15)	1,155	271	295	(349)	(301)	1,518	3,679
Provision for (recovery of) income taxes	439	681	(117)	150	62	74	(134)	(132)	250	773

Equity in net income of an investment in TD Ameritrade	–	–	234	258	–	–	13	8	247	266
Net income (loss)	$1,172	$1,849	$336	$1,263	$209	$221	$(202)	$(161)	$1,515	$3,172

	For the six months ended
	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income (loss)	$6,169	$6,054	$4,507	$4,478	$850	$435	$1,235	$765	$12,761	$11,732

Non-interest income (loss)	6,109	5,893	1,197	1,378	1,457	1,034	(387)	189	8,376	8,494

Total revenue	12,278	11,947	5,704	5,856	2,307	1,469	848	954	21,137	20,226
Provision for (recovery of) credit losses	1,544	590	1,456	532	391	2	746	359	4,137	1,483
Insurance claims and related expenses	1,451	1,370	–	–	–	–	–	–	1,451	1,370

Non-interest expenses	5,224	5,565	3,273	3,138	1,268	1,199	823	1,201	10,588	11,103

Income (loss) before income taxes	4,059	4,422	975	2,186	648	268	(721)	(606)	4,961	6,270
Provision for (recovery of) income taxes	1,098	1,194	(72)	252	158	64	(275)	(234)	909	1,276

Equity in net income of an investment in TD Ameritrade	–	–	435	569	–	–	17	19	452	588
Net income (loss)	$2,961	$3,228	$1,482	$2,503	$490	$204	$(429)	$(353)	$4,504	$5,582
Total assets	$443,828	$439,485	$536,865	$426,143	$554,898	$424,360	$138,154	$66,600	$1,673,745	$1,356,588

[1]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 82

NOTE 21:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Refer to Note 2 of the 2019 Annual Consolidated Financial Statements for the type of instruments measured at amortized cost and FVOCI.

Interest Income and Expense1

(millions of Canadian dollars)		For the three months ended
	April 30, 2020		April 30, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[2]	$7,331	$1,823	$7,725	$2,823

Measured at FVOCI	636	–	829	–
	7,967	1,823	8,554	2,823

Not measured at amortized cost or FVOCI[3]	1,456	1,140	1,719	1,578
Total	$9,423	$2,963	$10,273	$4,401

		For the six months ended
	April 30, 2020		April 30, 2019
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost[2]	$15,288	$4,340	$15,550	$5,751

Measured at FVOCI	1,281	–	1,689	–
	16,569	4,340	17,239	5,751

Not measured at amortized cost or FVOCI[3]	3,248	2,716	3,578	3,334
Total	$19,817	$7,056	$20,817	$9,085

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Includes interest expense on lease liabilities for the three and six months ended April 30, 2020 of $38 million and $77 million, respectively, upon adoption of IFRS 16 on November 1, 2019.
[3]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

NOTE 22:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the six months ended April 30, 2020, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%.

The following table summarizes the Bank’s regulatory capital positions as at April 30, 2020 and October 31, 2019.

Regulatory Capital Position1

(millions of Canadian dollars, except as noted)	As at
	April 30 2020	October 31 2019
Capital
Common Equity Tier 1 Capital	$57,697	$55,042
Tier 1 Capital	64,318	61,683
Total Capital	80,057	74,122
Risk-weighted assets used in the calculation of capital ratios	523,979	455,977
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	11.0%	12.1%
Tier 1 Capital ratio	12.3	13.5
Total Capital ratio	15.3	16.3

Leverage ratio	4.2	4.0

[1]	Includes capital adjustments provided by OSFI in response to COVID-19 pandemic in the second quarter of 2020. Refer to “Capital Position” section of the MD&A for additional detail.

NOTE 23:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 83

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 28, 2020. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on May 28, 2020, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on May 28, 2020, until 11:59 p.m. ET on Friday, June 5, 2020 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 3336790#.

TD BANK GROUP • SECOND QUARTER 2020 • REPORT TO SHAREHOLDERS	Page 84